1933 Act Registration No. 333-103454
1940 Act Registration No. 811-08289

As filed with the Securities and Exchange Commission on December 15, 2003.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. _1__
Post-Effective Amendment No. ___

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940

Amendment No: 12 [X]

THRIVENT VARIABLE LIFE ACCOUNT I
(Exact name of trust)

THRIVENT FINANCIAL for Lutherans
(Name of Depositor)

625 FOURTH STREET SOUTH
MINNEAPOLIS, MN 55415
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: 800.847.4836

Brett L. Agnew, Esq.
Senior Counsel of
THRIVENT FINANCIAL FOR LUTHERANS
625 FOURTH STREET SOUTH
MINNEAPOLIS, MN 55415
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:
Interests in Individual Flexible Premium Variable Life Insurance Contracts

Thrivent Variable Life Account I
Prospectus
For
Flexible Premium Variable Life Insurance Contract
Issued by
Thrivent Financial for Lutherans

                  Service Center:                                                    Corporate Office:
                  4321 North Ballard Road                                            625 Fourth Avenue South
                  Appleton, WI  54919-0001                                           Minneapolis, MN  55415
                  Telephone: (800) 847-4836                                          Telephone: (800) 847-4836
                  E-mail: mail@thrivent.com                                          E-mail: mail@thrivent.com

This prospectus describes the flexible premium variable life insurance Contract offered by Thrivent Financial for Lutherans to persons who are eligible for Thrivent Financial membership. The Contract is a long-term investment designed to provide significant life insurance benefits. This prospectus provides basic information that you should know before purchasing the Contract. You should consider the Contract in conjunction with other insurance you own. Replacing your existing life insurance policy with this Contract may not be to your advantage. It also may not be to your advantage to finance the purchase or maintenance of this Contract through a loan or through withdrawals from another insurance policy.

We allocate premiums based on your designation to one or more Subaccounts of Thrivent Variable Life Account I (the "Variable Account") or the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio of AAL Variable Product Series Fund, Inc. or LB Series Fund, Inc. (each a "Fund" and collectively the "Funds"), which are diversified, open-end management investment companies (commonly known as "mutual funds"). We provide the overall investment management for each of the Portfolios of the Funds, although some of the Portfolios are managed by an investment subadviser. The accompanying prospectuses for the Funds describe the investment objectives and attendant risks of the following Portfolios of the Funds:

AAL Variable Product Series Fund, Inc.
Technology Stock Portfolio
Small Cap Stock Portfolio
Small Cap Index Portfolio
Small Cap Value Portfolio
Mid Cap Stock Portfolio
Mid Cap Index Portfolio
International Portfolio
(subadvised by Oechsle International Advisors, LLC)
Capital Growth Portfolio
Large Company Index Portfolio
Real Estate Securities Portfolio
Balanced Portfolio
High Yield Bond Portfolio
(subadvised by Pacific Investment Management Company LLC)
Bond Index Portfolio
Mortgage Securities Portfolio

LB Series Fund, Inc.
Small Cap Growth Portfolio
(subadvised by Franklin Advisers, Inc.)
Opportunity Growth Portfolio
Mid Cap Select Growth Portfolio
(subadvised by Massachusetts Financial Services Company)
Mid Cap Growth Portfolio
World Growth Portfolio
(subadvised by T. Rowe Price International, Inc.)
All Cap Portfolio
(subadvised by Fidelity Management & Research Company)
Growth Portfolio
Investors Growth Portfolio
(subadvised by Massachusetts Financial Services Company)
Growth Stock Portfolio
(subadvised by T. Rowe Price Associates, Inc.)
Value Portfolio
High Yield Portfolio
Income Portfolio
Limited Maturity Bond Portfolio
Money Market Portfolio

An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal, tax risks, and contract lapse.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. We have not authorized anyone to provide you with information that is different. The Prospectus is valid only when accompanied or preceded by the current prospectuses of AAL Variable Product Series Fund, Inc. and LB Series Fund, Inc.

The date of this Prospectus is December 31, 2003.

Table of Contents

                                                                                                Page

          CONTRACT BENEFITs/RISKS SUMMARY                                                       XX

          FEE TABLES                                                                            XX

          THRIVENT FINANCIAL FOR LUTHERANS AND THE FIXED ACCOUNTS                               XX

          THE VARIABLE ACCOUNT AND THE PORTFOLIOS                                               XX

          THE CONTRACT                                                                          XX

          PREMIUMS                                                                              XX

          CONTRACT VALUES                                                                       XX

          DEATH BENEFITS                                                                        XX

          PARTIAL SURRENDERS AND SURRENDERS                                                     XX

          TRANSFERS                                                                             XX

          WRITTEN AND TELEPHONE REQUESTS                                                        XX

          LOANS                                                                                 XX

          CONTRACT LAPSE AND REINSTATEMENT                                                      XX

          CHARGES AND DEDUCTIONS                                                                XX

          FEDERAL TAX MATTERS                                                                   XX

          ADDITIONAL BENEFITS AND RIDERS                                                        XX

          HYPOTHETICAL ILLUSTRATIONS                                                            XX

          LEGAL PROCEEDINGS                                                                     XX

          FINANCIAL STATEMENTS                                                                  XX

          GLOSSARY                                                                              XX

          STATEMENT OF ADDITIONAL INFORMATION
          TABLE OF CONTENTS                                                                     XX

Contract Benefits/Risks Summary

This summary describes the Contract's important benefits and risks. The sections in the prospectus following this summary discuss the Contract's benefits and other provisions in more detail. For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Contract Benefits

The Contract is a flexible premium variable life insurance Contract. The Contract is built around its Accumulated Value. Accumulated Value changes every business day based upon the investment experience of the Portfolios underlying the Subaccounts or the amount of interest credited to the Fixed Account. Premiums increase Accumulated Value. Charges and cash you withdraw from the Contract decrease Accumulated Value. Your choice of the timing and amount of premiums you pay, investment options, and your use of partial surrender and loan privileges will influence the Contract's performance. The choices you make will directly impact how long the Contract remains in effect, its tax status and the amount of cash available for use.

Death Benefit

We pay Death Proceeds to the Beneficiary upon receipt at our Service Center of due proof of death of the Insured. At the time of purchase, you must choose between two Death Benefit Options: the Level Death Benefit and the Variable Death Benefit. We will reduce the amount of any Death Proceeds payable by the amounts of any loans, unpaid loan interest and withdrawals.

Option 1(Level Death Benefit Option). Under this option and before age 100, the death benefit is the greater of the Face Amount or the death benefit factor multiplied by Accumulated Value. The death benefit factor depends on the Insured's attained age. The death benefit for this option generally remains level. On or after age 100, the death benefit equals the Accumulated Value.

Option 2 (Variable Death Benefit Option). Under this option and before age 100, the death benefit is the greater of the Face Amount plus Accumulated Value, or the death benefit factor multiplied by Accumulated Value. The death benefit factor depends on the Insured's attained age . The death benefit for this option will vary over time. On or after age 100, the death benefit equals the Accumulated Value.

Death Benefit Guarantee

Two Death Benefit Guarantees are generally available at issue: a basic and an enhanced Death Benefit Guarantee. The Death Benefit Guarantee ensures that your Contract will remain in effect, even if the Cash Surrender Value is insufficient to pay the current monthly deductions, if the Death Benefit Guarantee requirements are met. (In some states, this feature is referred to as a "no-lapse guarantee.") The basic Death Benefit Guarantee is in effect for at least five Contract Years and until the Insured reaches age 70 or 15 years from the Contract Issue Date, whichever is earlier, provided that you make timely payment of the required minimum premium amounts. The enhanced Death Benefit Guarantee is available for Contracts issued before age 70 and is in effect until the Insured reaches age 75 . The enhanced Death Benefit Guarantee provides longer protection than the basic guarantee provided you make timely payment of the required minimum premium amount.

Access to Accumulated Value

Transfers. You may transfer Accumulated Value among the Subaccounts and the Fixed Account. You will not be charged for the first 12 transfers in a Contract Year. We will charge $25 for each additional transfer during a Contract Year. The minimum amount that may be transferred from a Subaccount, DCA Fixed Account or Fixed Account is $50, or if less, the total value in the Subaccount or the Fixed Account. There is no minimum amount that can be received by a Subaccount or Fixed Account. Transfers into the DCA Fixed Account are not permitted.

Electronic Payment Program. Under this program, you may make premium payments to your Contract on a regularly scheduled basis by having money automatically sent directly from your checking or savings account.

Automatic Asset Rebalancing Program. The Automatic Asset Rebalancing program transfers your Contract's Accumulated Value among Subaccounts (this excludes the Fixed Account) on a regular basis according to your instructions.

Dollar Cost Averaging Program. Dollar Cost Averaging allows you to make regular transfers of predetermined amounts from either your Money Market Subaccount or the DCA Fixed Account to any or all of the other Subaccounts. The Dollar Cost Averaging amount from the Money Market Subaccount must be at least $50. At the time you apply for the Contract, you may choose to use the DCA Fixed Account as the source account for Dollar Cost Averaging for 12 months. You may choose to use the Money Market Subaccount as the source account at any time and for any length of time.

Loans. You may borrow up to 90% (in most states) of the Accumulated Value of your Contract less any applicable decrease charge. Currently, we charge you an annual interest rate of 5% on the loan balance. The maximum annual interest rate is 5%. After the 10th Contract Year, you may borrow a portion of your Accumulated Value at an annual rate of 3% (preferred loan). For amounts that are left as collateral in the Loan Account we pay an annual rate of 3%. Loans may have tax consequences. In your Contract, the discussion of the operation of the loan feature is described as a Loan Account. Loans are not available until the expiration of the Free Look Period.

Partial Surrenders. You may make a Written Request to withdraw part of your Accumulated Value. During the first 10 Contract Years, we deduct a $25 charge from the Accumulated Value for each partial surrender after the first one in the first 10 Contract Years. Decrease charges may apply if the partial surrender results in a decrease in Face Amount. Partial surrenders may have tax consequences.

Surrenders. At any time while the Contract is in force and the Insured is living, you may make a Written Request to surrender this Contract. A surrender may result in a decrease charge depending how long your Contract has been in force. A surrender may have tax consequences.

Premiums

Flexibility of Premiums. After you pay the initial premium, you may pay subsequent premiums at any time and in any amount, subject to some restrictions. While there are no scheduled premium due dates, you may schedule planned periodic premiums and then you will receive billing statements for the amount you select. You can choose to receive billing statements quarterly, semi-annually or annually. You also may choose to make pre-authorized automatic monthly premiums using our electronic payments program. You may make changes in the frequency and payment amounts at any time with adequate notice to our Service Center.

Free Look Provision. You have the right to examine and cancel your Contract by returning it to our Service Center or to your Thrivent Financial associate no later than 10 days after you receive it. (Some states allow a longer period of time during which a Contract may be returned.) The right to examine period begins when you receive your Contract. If you cancel and return your Contract during this period, we generally will mail a refund to you within seven days after we receive your request to cancel your Contract. In most states, this refund will equal the sum of the Accumulated Value on the date the Contract is returned to us plus the premium expense charge that was charged upon issue and any monthly deduction that was made. In several other states the refund equals the premium paid. Check your Contract for information about how the free look provision applies in your state.

The Contract

Ownership Rights. While the Insured is living and the Contract is in force, you, as the Owner of the Contract, may exercise all of the rights and options described in the Contract, subject to the terms of any assignment of the Contract. These rights include selecting and changing the Beneficiary, naming a successor Owner, changing the Face Amount of the Contract, and assigning the Contract.

Variable Account. The Variable Account is an investment account separate from the Fixed Account sometimes known as a separate account. You may direct the money in your Contract to any of the following Subaccounts of the Variable Account:

Technology Stock Subaccount
Small Cap Growth Subaccount
Opportunity Growth Subaccount
Small Cap Stock Subaccount
Small Cap Value Subaccount
Small Cap Index Subaccount
Mid Cap Select Growth Subaccount
Mid Cap Growth Subaccount
Mid Cap Stock Subaccount
Mid Cap Index Subaccount
International Subaccount
World Growth Subaccount
All Cap Subaccount
Growth Subaccount
Investors Growth Subaccount
Growth Stock Subaccount
Capital Growth Subaccount
Value Subaccount
Large Company Index Subaccount
Real Estate Securities Subaccount
Balanced Subaccount
High Yield Subaccount
High Yield Bond Subaccount
Income Subaccount
Bond Index Subaccount
Limited Maturity Bond Subaccount
Mortgage Securities Subaccount
Money Market Subaccount

Each Subaccount invests in one of the corresponding Portfolios listed on the first page of this Prospectus.. Amounts in the Variable Account will vary according to the investment performance of the Portfolios in which the Subaccounts invest. There is no guaranteed minimum Subaccount Accumulated Value.

Fixed Account. You may place money in the Fixed Account where it earns at least 3% annual interest. We may declare higher rates of interest, but are not obligated to do so. The Fixed Account is part of our general account.

DCA Fixed Account. If you elect this option in the application we transfer amounts from the DCA Fixed Account to Subaccounts according to your allocation instructions for a period of 12 months from the time the DCA Fixed Account is established. Dollars in the DCA Fixed Account earn at least 3% annual rate of return for the 12 months the Dollar Cost Averaging program is in place. The interest rate we pay is determined at the time you set up the DCA Fixed Account.

Loan Account. The Loan Account is the amount securing any loan you make. This amount is segregated and kept separate from the other amounts in your Contract. The excess of amounts charged to the loan over amounts credited to the amount held as collateral for the loan is transferred to the Loan Account.

Accumulated Value. Accumulated Value is the sum of your amounts in the Subaccounts, the DCA Fixed Account, the Fixed Account and the Loan Account. Accumulated Value varies from day to day, depending on the investment performance of the Subaccounts you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders, and loans).

Settlement Options. There are several ways of receiving proceeds under the death benefit and surrender provisions of the Contract, other than in a lump sum. Proceeds distributed according to a settlement option do not vary with the investment experience of the Variable Account. The minimum amount we will apply to a settlement option is $2,000.

Additional Benefits and Riders

We offer several optional insurance benefits and riders that provide additional benefits under the Contract. There is a charge associated with most of these insurance benefits and riders. Your Thrivent Financial associate can help you determine whether any of these benefits and riders are suitable for you.

Contract Risks

Investment Risk

The Contract is not suitable as a short-term investment vehicle. If you invest your Accumulated Value in one or more Subaccounts, then you will be subject to the risk that investment performance of the Subaccounts will be unfavorable and that the Accumulated Value will decrease. The assets in each Subaccount are invested in a corresponding Portfolio of the Funds. A comprehensive discussion of the risks of each Portfolio may be found in the Funds' prospectus. You could lose everything you invest and your Contract could lapse without value, unless you pay additional premium. If you allocate premiums to the Fixed Account, then we credit your Accumulated Value in the Fixed Account with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

If your monthly deductions exceed your Cash Surrender Value, your Contract may enter a 61-day (in most states) grace period. We will notify you that your Contract will lapse (that is, terminate without value) if you do not send us payment for the amount stated in the notice by a specified date. Your Contract generally will not lapse:

  if you make timely payment of the minimum premium amount required to keep your Death Benefit Guarantee in effect; or
  if you make a payment sufficient to cover the next two monthly deductions before the end of the grace period. Subject to certain conditions, you may reinstate a lapsed Contract.

Tax Risks

We anticipate that the Contract should be deemed a life insurance Contract under federal tax law. However, there is limited guidance under the federal tax law and some uncertainty about the application of the federal tax law to the Contract, particularly as it relates to Contracts on Insureds in the substandard risk class. Assuming that the Contract qualifies as a life insurance Contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Accumulated Value until there is a distribution from the Contract. In addition, assuming the Contract continues to qualify as a life insurance Contract beyond age 100, you should not be deemed to be in constructive receipt upon attainment of age 100. Moreover, death benefits payable under the Contract generally would be excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the death benefit.

Depending on the total amount of premiums you pay, the Contract may be treated as a modified endowment Contract (MEC) under federal tax laws. If a Contract is treated as a MEC, then surrenders, partial surrenders, and loans under the Contract will be taxable as ordinary income to the extent there are earnings in the Contract. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2. If the Contract is not a MEC, distributions generally will be treated first as a return of your investment in the Contract and then as taxable income. Moreover, loans generally will not be treated as distributions. Finally, neither distributions nor loans from a Contract that is not a MEC are subject to the 10% penalty tax.

You should consult a qualified tax adviser for assistance in all Contract-related tax matters.

Surrender and Partial Surrender Risks

A decrease charge applies during the first 10 Contract Years after the Issue Date and for 10 years after each increase in Face Amount. It is possible that you will receive no Cash Surrender Value if you surrender your Contract in the first few Contract Years. You should purchase the Contract only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Contract if you intend to surrender all or part of the Accumulated Value in the near future. We designed the Contract to meet long-term financial goals. The Contract is not suitable as a short-term investment.

Even if you do not ask to surrender your Contract, decrease charges may play a role in determining whether your Contract will lapse (terminate without value). This is because decrease charges affect the Cash Surrender Value, a measure we use to determine whether your Contract will enter a grace period (and possibly lapse). See Risk of Lapse above.

A partial surrender will reduce Accumulated Value, death benefit and the amount of premiums considered paid to meet the Death Benefit Guarantee Premium requirement. If you select a level Death Benefit Option, a partial surrender also will generally reduce the Face Amount of the Contract.

A surrender or partial surrender may have tax consequences.

Loan Risks

A Contract loan, whether or not repaid, will affect Accumulated Value over time because we subtract the amount of the loan from the Subaccounts and/or Fixed Account as collateral. This loan collateral does not participate in the investment performance of the Subaccounts.

We reduce the amount we pay on the Insured's death by the amount of any indebtedness. Your Contract may lapse (terminate without value) if your indebtedness reduces the Cash Surrender Value to less than zero.

A loan will reduce your Cash Surrender Value, Death Proceeds and the amount of premiums considered to meet the Death Benefit Guarantee Premium requirement. If you surrender the Contract or allow it to lapse while a Contract loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be considered part of the amount you receive and taxed accordingly.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio in which the Subaccounts invest may be found in the portfolio companies' prospectus. Please refer to the prospectuses for the portfolio companies for more information. There is no assurance that any of the Portfolios will achieve its stated investment objective.

Fee Tables

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. If the amount of a charge varies depending on the owner's or the Insured's individual characteristics (such as age, gender or risk class), the tables below show the minimum and maximum charges we assess under the Contract across the range of all possible individual characteristics, as well as the charges for a specified typical owner. These charges may not be representative of the charges you will actually pay under the Contract.

The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer cash value among the Subaccounts and the Fixed Account.

                                                              Transaction Fees

--------------------------------------- ------------------------------------------------------ ------------------------------------
                Charge                                          When Deducted                            Amount Deducted
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Premium Expense Charge                  Upon receipt of each premium paid                           5% of each premium payment
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Premium Tax Charge                      Not applicable/1/                                                 Not applicable
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Decrease Charge/2/
under the base Contract or following
an increase in Face Amount:
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
      Minimum and Maximum Charge        Upon surrender, lapse, decrease in the Face Amount,      During the first Contract Year,
                                        a partial surrender or a change in Death Benefit         $2.16 to $47.23 per $1,000 of
                                        Option that results in a decrease in Face Amount         decrease in Face Amount
                                        during the first 10 Contract Years
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
      Charge for a male Insured,        Upon surrender, lapse, decrease in the Face Amount       $14.72 per $1,000 of decrease in
      Issue Age 40, in the              or a partial surrender that results in a decrease        Face Amount
      preferred nontobacco risk         in Face Amount during the first 10 Contract
      class with a Face Amount of       Years
      $150,000, in the first
      Contract Year
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Partial Surrender Charge                Upon partial surrender/3/                                       $25 per withdrawal
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Transfer Charge                         Upon transfer/4/                                                 $25 per transfer
--------------------------------------- ------------------------------------------------------ ------------------------------------
--------------------------------------- ------------------------------------------------------ ------------------------------------
Accelerated Death Benefit               On exercise of benefit                                                 $150
--------------------------------------- ------------------------------------------------------ ------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio Company fees and expenses.

-----------------------------------------------------------------------------------------------------------------------------------
                                      Periodic Charges Other Than Portfolio Company Operating Expenses
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
                      Charge                                          When Deducted               Amount Deducted (Annualized)
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Cost of Insurance:/5/
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                    On Issue Date and monthly thereafter.        $0.15 to $999.96 per $1,000 of
                                                                                                        amount at risk6
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a male Insured, Issue Age 40, in   On Issue Date and monthly thereafter.      $2.28 per $1,000 of amount at risk
      the preferred non-tobacco risk class with
      a Face Amount of $150,000, in the first
      Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Mortality and Expense Risk Charges                  On Issue Date and monthly thereafter.     During the first 10 Contract Years,
A tiered charge based on Subaccount Accumulated                                                a maximum annual rate of 1.10% of
Value  up to $25,000                                                                            the Subaccount Accumulated Value
                                                                                                       within this range7

--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------

--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Administrative Charge                               On Issue Date and monthly thereafter.      $90 for juveniles, $108 for adults
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Loan Interest                                       On the monthly anniversary after a loan     5% on loan balance for Contracts
                                                    is taken and monthly thereafter             before the 10th Contract Year8
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Preferred Loan Interest                             On the monthly anniversary after a loan    3% on loan amount taken after the
                                                    is taken and monthly thereafter            10th Contract Year9
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
Additional Benefit Charges/10/
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Accidental Death Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider Issue Date and monthly        $ 0.36 to $ 2.88 per $1,000 of
                                                      thereafter until the Insured's age 70           rider coverage amount
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a male Insured, Issue Age 40, in     On the rider Issue Date and monthly     $ 0.60 per $1,000 of rider coverage
      the standard risk class with a Face             thereafter until the Insured's age 70                   amount
      Amount/rider coverage amount of $150,000,
      in the first Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
 Term Life Insurance Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider Issue Date and monthly       $ 0.21 to $ 999.96 per $1,000 of
                                                      thereafter until the end of the 30th             rider coverage amount
                                                      Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a male Insured, Issue Age 40, in     On the rider Issue Date and monthly     $ 1.29 per $1,000 of rider coverage
      the preferred nontobacco risk class with a      thereafter until the end of the 30th           amount
      Face Amount/rider coverage amount of            Contract Year
      $150,000, in the first Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Applicant Waiver of Selected Amount Benefit
           Charge
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider Issue Date and monthly          5% to 195% of all monthly
                                                      thereafter until the Insured's age 21               deductions/11/
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for an Insured, Issue Age 0 and          On the rider Issue Date and monthly        6% of all monthly deductions/11/
      applicant age 30, in the standard risk          thereafter until the Insured's age 21
      class, in the first Contract Year.
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Child Term Life Insurance                         On the rider Issue Date and monthly     $ 5.40 per $1,000 of rider coverage
    Benefit                                           thereafter until the child's age 25                    amount
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Cost of Living Adjustment Benefit                                                             No charge for this benefit/12/
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Disability Waiver of Monthly Deduction Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider Issue Date and monthly        4.8% to 195.5% of all monthly
                                                      thereafter until the Insured's age 65               deductions/11/

--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a male Insured, Issue Age 40, in     On the rider issue date and monthly       7.7% of all monthly deductions/13/
      the preferred nontobacco  risk class with a     thereafter until the Insured's age 65
      Face Amount/rider coverage amount of
      $150,000, in the first Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Disability Waiver of Selected Amount Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider issue date and monthly     1.9% to 98% of the selected monthly
                                                      thereafter until the Insured's age 65             premium amount/11/
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a male Insured, Issue Age 40, in     On the rider issue date and monthly         3.7% of the selected monthly
      the preferred nontobaccor risk class with a     thereafter until the Insured's age 65               premium amount
      Face Amount/rider coverage amount of
      $150,000, in the first Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Guaranteed Increase Option Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
     Minimum and Maximum Charge                       On the rider issue date and monthly      Minimum charge $0.36 per thousand
                                                      thereafter until the Insured's age 43     of rider amount, maximum charge
                                                                                                       $2.52 per thousand
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
           Charge for an  Insured, Issue Age 0        On the rider Issue Date and monthly       $0.36 per $1000 of rider coverage
                                                      thereafter until the Insured's age 43                   amount
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
    Spouse Term Life Insurance Benefit
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Minimum and Maximum Charge                      On the rider Issue Date and monthly
                                                      thereafter until the earlier of the
                                                      Insured's or spouse's death or
                                                      divorce, or the end of the 30th
                                                      Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
      Charge for a female Insured, Issue Age 40,      On the rider Issue Date and monthly       $ 0.21 to $ 999.96 per $1,000 of
      in the preferred nontobacco  risk class         thereafter until the earlier of the         rider coverage amount
      with a Face Amount/rider coverage amount of     Insured's or spouses' death or divorce,
      $150,000, in the first Contract Year            or the end of the 30th Contract Year
--------------------------------------------------- ----------------------------------------- -------------------------------------
--------------------------------------------------- ----------------------------------------- -------------------------------------
                                                                                              $ 1.17 per $1,000 of rider coverage
                                                                                                             amount
--------------------------------------------------- ----------------------------------------- -------------------------------------

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you won the Contract. Operating expenses include management fees and other expenses and may be higher or lower in the future. More detail concerning each Portfolio Company's fees and expenses is contained in the attached prospectuses for the portfolio companies.

                 --------------------------------------------------------------------------------------------------
                                      Total Annual Portfolio Companies' Operating Expenses/14/
                  (expenses that are deducted from Portfolio Company assets, including management fees and other expenses):

                                     Minimum                                           Maximum
                                      0.36% /14/                                        1.59%
                 ------------------------------------------------- ------------------------------------------------

/1/ We are not currently subject to premium taxes. However, we reserve the right to impose a charge for these taxes in the future if we have to pay them.

/2/ The decrease charge remains level for the first five years of the contract (or during the first five years following an increase in Face Amount), and then decreases each Contract Year to zero by the end of year 10 (and to zero by the end of the 10th year following an increase in Face Amount). Decrease charges depend on the Insured's issue age, gender (in most states), amount of decrease in Face Amount, risk class and duration of the Contract. The decrease charges shown in the table may not be representative of the charges you will pay. For decreases in Face Amount or partial surrenders that result in a decrease in Face Amount during the first 10 Contract Years (or first 10 Contract Years following an increase in Face Amount), we calculate the amount of the decrease charge at the time of the decrease or surrender. Your Contract's declarations page will indicate the decrease charges applicable to your Contract, and more detailed information concerning your decrease charges is available on request from our service center at (800) 847-4836.

/3/ The charge is applicable during the first 10 Contract Years for each partial surrender in excess of one per Contract Year. After the 10th Contract Year there will not be a surrender charge.

/4/ We do not assess a transfer charge for the first twelve transfers made each Contract Year.

/5/ Cost of insurance charges depend on the Insured's issue age, gender (in most states), amount at risk, Face Amount, risk class and duration of the Contract. The cost of insurance charges shown in the table are extremes and may not be representative of the charges you will pay. Your Contract's declarations page will indicate the cost of insurance charges applicable to your Contract, and more detailed information concerning your cost of insurance charges is available on request from our Service Center at (800) 847-4836.

/6/ The amount at risk is equal to the death benefit divided by 1.0024663, then less the Accumulated Value on the date the charge is deducted.

/7/ After the 10th Contract Year the maximum annual rate drops to 0.90% of the Subaccount Accumulated Value. For Subaccount Accumulated Values in excess of $25,000 up to $100,000, the maximum annual rate is 1.00% dropping to 0.80% after the 10th Contract Year. For Subaccount Accumulated Values in excess of $100,000, the maximum annual rate is 0.90% dropping to 0.70% after the 10th Contract Year. This is a tiered charge.

/8/ You may borrow up to an amount such that the total loan amount does not exceed 90% of the Accumulated Value less decrease charges at the time of the loan request. Loans are not available until the expiration of the Free Look Period.

/9/ Loan amounts may not exceed 10% of the Cash Surrender Value each Contract Year for this preferred rate to apply. Any subsequent loans may not increase the sum of the preferred loans on the Contract to no more than 60% of the amount by which the Accumulated Value exceeds the decrease charge on the date the loan is taken.

/10/ Charges for the Accidental Death Benefit, Term Life Insurance Benefit, Applicant Waiver Benefit, Child Term Life Insurance Benefit, Disability Waiver Benefit, Guaranteed Increase Option Benefit, and Spouse Term Life Insurance Benefit may vary based on the Insured's attained age or issue age, gender, risk class, Face Amount, amount at risk, or rider coverage amount. Charges based on age may increase as the Insured ages. The rider charges shown in the table may not be representative of the charges you will pay. Your Contract's declaration page will indicate the rider charges applicable to your Contract, and more detailed information concerning your rider charges is available on request from our Service Center at (800) 847-4836. Before you purchase a Contract, we will provide you personalized illustrations of your future benefits under the Contract, based upon the Insured's age, gender, risk class, death benefit option chosen, Face Amount and riders requested.

/11/ Monthly deductions include cost of insurance, benefit rider, administrative, and mortality and expense risk charges.

/12/ This benefit will result in annual increases in Face Amount, which will result in increases in your overall cost of insurance deductions.

/13/ Any amount selected by the Contract Owner at issue between a pre-defined range. The minimum amount is the basic Death Benefit Guarantee Premium amount and the maximum amount is the guideline level premium as described under the Internal Revenue Code.

/14/ Certain expenses were voluntarily reimbursed or waived during 2002 and 2003, and the adviser expects to continue to voluntarily reimburese certain expenses. After taking these voluntary arrangements into account, the range (minimum and maximum) of total operating expenses charged by the Portfolios would have been 0.35% to 1.13%. The reimbursements and waivers may be discontinued at any time.

Thrivent Financial for Lutherans and the Fixed Account

Thrivent Financial for Lutherans (Thrivent Financial)

We are a not-for-profit, non-stock, membership organization operating under the laws of the state of Wisconsin. We are licensed to do business as a fraternal benefit society in all states. Thrivent Financial is the largest fraternal benefit society in the United States. The organization provides high quality insurance coverage, financial products and services, and fraternal benefits to help enhance the lives of our members. We operate under the Articles of Incorporation and Bylaws of Thrivent Financial for Lutherans . Membership is open to Lutherans and their families, individuals employed by or associated with Lutheran organizations, and individuals who are co-owners of closely held businesses owned primarily by Lutherans and subject to our membership eligibility rules. Our members are joined together for insurance, education and volunteer opportunities. Our corporate office is 625 Fourth Avenue South, Minneapolis, Minnesota, 55415. Our Service Center is located at 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.

Fixed Account and DCA Fixed Account

The Fixed Account is an investment option that provides a declared rate of interest. Unlike the Subaccounts of the Variable Account, the performance of the Fixed Account does not rely on the performance of the financial markets. We credit interest daily on amounts in the Fixed Account. Interest accrues on amounts allocated or transferred to the Fixed Account from the date of allocation or transfer.

The DCA Fixed Account is an account to which you direct an amount to be transferred on a monthly basis for 12 months. You establish the DCA Fixed Account at the time of application. Like the Fixed Account above, we credit interest daily on amounts in the DCA Fixed Account.

The Fixed Account and DCA Fixed Account are part of our general account. The general account consists of all assets owned by Thrivent Financial other than those segregated in any Variable Account. Subject to applicable law, we have sole discretion over the investment of the general account assets. You do not share directly in the investment returns of those assets. Instead, each quarter, we will declare an effective annual interest rate for the Fixed Account. We guarantee that the effective interest rate will never be less than 3% annually. We may credit interest at a rate in excess of 3% per year. The interest rate credited on the DCA Fixed Account is determined at the time the DCA Fixed Account is established. The interest rate will be effective for 12 months and is guaranteed to be at least 3%.

The Fixed Account has not been registered under the Securities Act of 1933 (1933 Act), and the Fixed Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Account option and the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses.

Maintenance of Solvency

This provision applies only to values in the Fixed Account.

If our reserves for any class of Contracts become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member's fair share of the deficiency. You may make the extra payment by an equivalent reduction in benefits or a payment in cash. If you do not make the extra payment within 60 days from the date we notify you of your share of the deficiency, the amount will be charged as a loan against the Contract with an annual interest rate of 5%. Any indebtedness and interest charged against the Contract, or any agreement for a reduction in benefits, shall have priority over the interest of any Owner, Beneficiary, or collateral assignee under the Contract.

The Variable Account and the Portfolios

Variable Account

Thrivent Variable Life Account I is a segregated asset account established by the Board of Directors of Thrivent Financial (then, Aid Association for Lutherans) on May 8, 1997 pursuant to the laws of the State of Wisconsin. The account meets the definition of "separate account" under the federal securities laws. The Variable Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

The Variable Account is divided into Subaccounts. Net Premiums flow through the Contract to either the Variable Account or the Fixed Account according to your instructions. From the Variable Account, the Net Premium flows to the Subaccounts in the amounts or percentages you allocate. In turn, the Subaccounts invest in shares of one of the corresponding Portfolios of a Fund. We describe these Portfolios and their investment objectives below. Net Premiums are allocated to a Subaccount, and the resulting Accumulated Value will increase or decrease based on the investment experience of that Subaccount's corresponding Portfolio. We make no assurance that the Portfolios will meet their investment objectives. You bear all the investment risk for premiums allocated to the Subaccounts.

We own the assets of the Variable Account and keep them legally segregated from the assets of the general account. The assets of the Variable Account shall, at the time during the year that adjustments in the reserves are made, have a value at least equal to the reserves and other Contract liabilities with respect to the Variable Account and, at all other times, shall have a value approximately equal to or in excess of such reserves and liabilities. The assets of the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct, except to the extent that the assets of the Variable Account exceed the reserves and other Contract liabilities of the Variable Account arising under the Contracts supported by the Variable Account. We are obligated to pay all amounts promised to you under the Contract.

Where permitted by applicable law and business need, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

  remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
  substitute shares of another portfolio company, which may have different fees and expenses, for shares of a Subaccount at our discretion;
  substitute or close Subaccounts to allocations of premiums or Accumulated Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;
  transfer assets supporting the Contract from one Subaccount to another or from the Variable Account to another Variable Account;
  combine the Variable Account with other Variable Accounts, and/or create new Variable Accounts;
  deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and
  modify the provisions of the Contract to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

The Portfolios, which sell their shares to the Subaccounts, also may terminate these arrangements and discontinue offering their shares to the Subaccounts. We will not make any changes without receiving any necessary approval of the Contract Owners, SEC and applicable state insurance departments. We will notify you of any changes.

Income, gains and losses, whether or not realized, from the assets in each Subaccount are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. The value of the assets in the Variable Account is determined at the end of each Valuation Date. The Variable Account consists of 28 Subaccounts in which to invest.

If investment in the portfolio companies or in any particular portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute a different investment option for any of the current portfolios. The substituted investment option may have different fees and expenses. However, before any such substitution, the approval of the Securities and Exchange Commission and applicable state insurance departments would be needed. You will be notified of any substitutions. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing Accumulated Value; 2) future payments; and 3) existing and/or future Owners. The portfolio companies sell their shares to the Subaccounts pursuant to participation agreements and may terminate those agreements and discontinue offering their shares to the Subaccounts.

In addition, we reserve the right to make other structural and operational changes affecting the Variable Account.

We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio. You could lose some or all of your money.

Portfolio Companies

You may allocate Net Premiums to one or more of the Subaccounts. Each Subaccount of the Variable Account invests in shares of a corresponding Portfolio of either the AAL Fund or the LB Fund. The AAL Fund is a Maryland corporation registered with the SEC under the 1940 Act as a diversified, open-end investment company commonly known as a mutual fund or portfolio company. The LB Fund is a Minnesota corporation also registered with the SEC as a mutual fund. These registrations do not involve supervision by the SEC of the management or investment practices or policies of either Fund.

Each Portfolio's assets are held separate from the assets of other Portfolios, and each Portfolio has investment objectives and policies that differ from those of other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. The following table summarizes each Portfolio's investment objective. There is no assurance that any of the portfolios will achieve its stated objective. For example, during extended periods of low interest rates, the yields of a money market Subaccount may become extremely low and possibly negative.

                                               AAL Variable Product Series Fund, Inc.

Portfolio                                                     Investment Objective
-----------------------------------------------------------------------------------------------------------------------------------
Technology Stock Portfolio                                    To seek long-term capital appreciation by investing primarily in a diversified portfolio of common stocks and securities
                                                              convertible into common stocks.

Small Cap Stock Portfolio                                     To seek long-term capital growth by investing primarily in small company common stocks, and securities convertible into small company common stock.

Small Cap Value Portfolio                                     To seek long-term capital appreciation by investing primarily in a diversified portfolio of small company common stocks and securities convertible into small company common stocks

Small Cap Index Portfolio                                     To strive for capital growth that approximates the performance of the S&P SmallCap 600/1/ index by investing primarily in common stocks of the Index.

Mid Cap Stock Portfolio                                       To seek long-term capital growth by investing primarily in common stocks and securities convertible into common stocks, of mid-sized companies.

Mid Cap Index Portfolio                                       To seek total returns that track the performance of the S&P
                                                              MidCap 400 Index1, by investing primarily in common stocks comprising the Index.

International Portfolio                                       To strive for long-term capital growth by investing primarily in foreign stocks.

Capital Growth Portfolio                                      To seek long-term capital growth by investing primarily in a diversified portfolio of common stocks and securities that are convertible into common stocks.

Large Company Index Portfolio                                 To strive for investment results that approximate the
                                                              performance of the S&P 500/1/ by investing primarily in common stocks included in the index.

Real Estate Securities Portfolio                              To seek to provide long-term capital appreciation and high current income by investing primarily in the equity securities of companies in the real estate industry.

Balanced Portfolio                                            To seek capital growth and income by investing in a mix of common stocks, bonds and money market instruments. Securities are selected consistent with the policies of the Large Company
                                                              Index, Bond Index and Money Market Portfolios, respectively.

High Yield Bond Portfolio                                     To strive for high current income and secondarily capital growth by investing primarily in high risk, high yield bonds, commonly referred to as "junk bonds."

Mortgage Securities Portfolio                                 To seek a combination of current income and long-term capital appreciation by investing primarily in a diversified portfolio of debt securities backed by pools of residential and/or
                                                              commercial mortgages.

Bond Index Portfolio                                          To strive for investment results similar to the total return of the Lehman Aggregate Bond Index by investing primarily in bonds and other debt securities included in the Index.

                                                     LB Series Fund, Inc.

Portfolio                                                     Investment Objective
-----------------------------------------------------------------------------------------------------------------------------------
Small Cap Growth Portfolio                                    To achieve long-term capital growth by investing primarily in a diversified portfolio of common stocks of U.S. small
                                                              capitalization companies.

Opportunity Growth Portfolio                                  To achieve long-term growth of capital by investing primarily in a professionally managed diversified portfolio of smaller
                                                              capitalization common stocks.

Mid Cap Select Growth Portfolio                            To achieve long-term growth of capital by investing primarily in a diversified portfolio of common stocks of companies with medium market capitalizations.

Mid Cap Growth Portfolio                                      To achieve long-term growth of capital by investing primarily in a professionally managed diversified portfolio of common stocks of companies with medium market capitalizations.

World Growth Portfolio                                        To achieve long-term growth of capital by investing primarily in a professionally managed diversified portfolio of common stocks of established, non-U.S. companies.

All Cap Portfolio                                             To seek long-term growth of capital.

Growth Portfolio                                              To achieve long-term growth of capital through investment
                                                              primarily in common stocks of established corporations that appear to offer attractive prospects of a high total return from dividends and capital appreciation.

Investors Growth Portfolio                                    To achieve long-term growth of capital and future income by investing primarily in a diversified portfolio of common stocks of companies that appear to offer better than average long-term growth potential.

Growth Stock Portfolio                                        To achieve long-term growth of capital and, secondarily,
                                                              increase dividend income by investing primarily in a diversified portfolio of common stocks of well-established growth companies.

Value Portfolio                                               To achieve long-term growth of capital.

High Yield Portfolio                                          To achieve a higher level of income through investment in a diversified portfolio of high yield securities ("junk bonds"), which involve greater risks than higher quality investments, while also considering growth of capital as a secondary
                                                              objective.

Income Portfolio                                              To achieve a high level of income over the longer term while providing reasonable safety of capital through investment
                                                              primarily in readily marketable intermediate- and long-term fixed income securities.

Limited Maturity Bond Portfolio                               To seek a high level of current income consistent with stability of principal.

Money Market Portfolio                                        To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity through
                                                              investment in high-quality, short-term debt obligation.

/1/ "Stanard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," "500," "Standard & Poor's SmallCap 600," "S&P SmallCap 600," "S&P SmallCap 600," "S&P MidCap 400" and "Standard & Poor's MidCap 400" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Thrivent Financial. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product. (Please see the Statement of Additional Information of AAL Variable Product Series Fund, Inc. which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.)

Each Portfolio has its own investment objective, investment program, policies and restrictions. Although the investment objectives and policies of certain Portfolios may be similar to the investment objectives and policies of other Portfolios that we manage or sponsor or an affiliate of ours may manage or sponsor, we do not represent or assure you that the investment results will be comparable to any other Portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in Portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain Portfolios available only through the Contract may have names similar to portfolios not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of the similarly named Portfolio available through the Contract.

Before selecting any Subaccount, you should carefully read the accompanying prospectuses for the Funds. You should periodically consider your allocation among Subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances. The prospectuses provide more complete information about the Portfolios of the Funds in which the Subaccounts invest, including investment objectives and policies, risks, charges, and expenses.

Thrivent Financial is investment adviser to both the AAL Fund and the LB Fund. Thrivent Financial is registered as an investment adviser under the Investment Advisers Act of 1940. Pursuant to the investment advisory agreement, Thrivent Financial determines which securities to purchase and sell, arranges the purchases and sales and helps formulate the investment program for the Portfolios. Thrivent Financial implements the investment program for the Portfolios consistent with each Portfolio's investment objectives, policies and restrictions.

We offer shares of the portfolio companies to several Variable Accounts managed by us and to fund benefits payable under the Contracts issued through each Variable Account. We also offer shares of the AAL Fund and LB Fund to certain retirement plans. The portfolio companies may also offer their shares directly to us, other of our Variable Accounts, our subsidiaries or affiliated companies. We may add or substitute portfolios for the current Portfolios at any time (subject to any necessary regulatory approval). Not all Portfolios are available in all states.

At this time, we do not anticipate any disadvantages to Owners arising from the sale of the Funds' shares to support variable life insurance contracts and variable annuity contracts, or from shares being sold to Variable Accounts of insurance companies that may be affiliated with us. However, we will monitor events in order to identify any material irreconcilable conflicts that may arise, and will determine what action, if any, should be taken in response to these conflicts. In addition, if we believe that the Funds' response to any of these conflicts does not sufficiently protect Owners, we will take appropriate action on our own.

Oechsle International Advisors, LLC is the subadviser to the International Portfolio. Pacific Investment Management Company LLC (PIMCO) serves as subadviser to the High Yield Bond Portfolio. Franklin Advisers, Inc. is the subadviser to the Small Cap Growth Portfolio. Massachusetts Financial Services Company is the subadviser for the Mid Cap Select Growth Portfolio and the Investors Growth Portfolio. T.Rowe Price International, Inc. subadvises the World Growth Portfolio. Fidelity Management & Research Company sub-advises the All Cap Portfolio. T. Rowe Price Associates, Inc. subadvises the Growth Stock Portfolio.

Voting Privileges

All of the assets held in the Subaccounts are invested in shares of the corresponding Portfolios. We are the legal owner of those shares and have the right to vote on any matters voted on at shareholder meetings. To the extent required by law, we will vote at shareholder meetings in accordance with instructions received from Contract Owners. The Contract Owner will have instruction rights with respect to Portfolio shares attributable to the Contract. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change as to permit us to vote the Portfolio shares in our own right, we may do so.

Any Portfolio shares for which we do not receive timely voting instructions, or which are not attributable to Contract Owners will be represented at the meeting and voted by us in proportion to the instructions received.

The Contract

We issue Contracts to applicants who are age 16 or older who become benefit members of Thrivent Financial. We also issue Contracts when the proposed Insured is younger than age 16, but is otherwise eligible for benefit membership.

Typically, the applicant of the Contract is the Owner and Insured of the Contract. While the Insured is alive, the Owner of the Contract may exercise every right and enjoy every benefit provided in the Contract. The person who applies for the Contract becomes a benefit member of Thrivent Financial upon our approval of the membership application.

For a Contract where the Insured and Owner of the Contract is younger than age 16 (juvenile), an adult must apply on behalf of the Insured in this case and retain control over the Contract. The adult applicant controller exercises certain rights of ownership on behalf of the juvenile Insured. These rights are described in the Contract. The adult controller may transfer control to another eligible person, but cannot transfer ownership of the Contract.

After the juvenile Insured attains age 16, control will transfer to the Insured on the earlier of:

  the Contract Anniversary after the Insured's 21st birthday;

  the date on which the adult controller transfers control to the Insured by giving us written notice; or

  the date of death of the adult controller.

If the person who has control of the Contract dies before the juvenile Insured attains age 16, control will be vested in an eligible person according to our bylaws. If we determine that it is best for the Insured, we may transfer control of the Contract to some other eligible person according to our bylaws.

Applying for a Contract

We sell the Contract through our Thrivent Financial associates who also are registered representatives of Thrivent Investment Management Inc. To apply for a Contract please contact your Thrivent Financial associate. You can locate your Thrivent Financial associate by calling (800) 847-4836 or visiting our Web page at www.thrivent.com.

Purchasing a Contract

In order to purchase a Contract, you must submit a completed application and an initial premium to us at our Service Center through any Thrivent Financial associate. We will begin processing your request to purchase a Contract when we receive the application in Good Order.

In general, we may issue Contracts on Insureds up to age 80 to persons who are eligible for membership in Thrivent Financial. Membership is open to Lutherans and their families and to non-Lutherans who are employed by or are associated with Lutheran organizations. The minimum Face Amount will vary depending upon your age. For ages 17 and under, the minimum issue amount is $25,000. For ages 18 to 50, the minimum amount is $100,000. For ages 51 to 80, the minimum amount is $50,000 (minimum ages and issue amounts may vary when issued to an Insured in a substandard risk class and in certain states). We require proof of insurability, which may include a medical examination. We offer people who do not use tobacco products the most favorable rates. If increased mortality risks are involved, there may be a higher cost of insurance charged. We reserve the right to change our underwriting requirements.

Replacement of Existing Insurance

It may not be in your best interest to surrender, lapse, change or borrow from existing life insurance policies or annuity contracts to purchase this Contract. You should compare your existing insurance and this Contract carefully. You should replace your existing insurance only when you determine that this Contract is better for you. You may have to pay a decrease charge on your existing insurance, and this Contract imposes a new decrease charge period. You should speak with your financial professional or tax advisor to be sure the exchange of an existing insurance policy for this Contract will be a tax-free exchange. If you surrender your existing insurance policy for cash and then purchase this Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender. We will not issue this Contract until we have received an initial premium. If the premium is coming from the issuer of your existing insurance policy, the issuance of this Contract may be delayed.

When Insurance Coverage Takes Effect

We will issue a Contract only if the underwriting process has been completed, the application has been approved, and the proposed Insured is alive and in the same condition of health as described in the application. Full insurance coverage under the Contract will take effect only if we have received your minimum initial premium. We begin to deduct monthly deductions from your Accumulated Value on the Contract Date.

Free Look Provision

Your Contract provides for an initial "free look" period. You, as the Owner, have the right to return your Contract within 10 days after you receive it. (Some states allow a longer period of time during which a Contract may be returned.) To return your Contract you may either:

  deliver or mail your Contract along with a Written Request to cancel to your Thrivent Financial associate; or

  deliver or mail your Contract along with a Written Request to cancel to the Service Center.

Generally within seven days after we receive your request for cancellation, we will cancel the Contract and send you a refund.

We will refund to you an amount equal to the Contract's Accumulated Value plus premium expense charge and any monthly deduction made. To determine the amount to refund, we will use the Accumulation Unit Value as of the date of the returned Contract or notification of cancellation is received by us. This amount may be different than the premium you paid depending upon the investment experience of the Subaccount(s) you selected. In some states the amount we refund under the free look provision is the sum of premiums you paid. We may postpone payment of the refund under certain conditions.

Ownership Rights

The Contract belongs to the Owner named in the application. While the Insured is living, the Owner may exercise all of the rights and options described in the Contract. The Owner is the Insured unless the application specifies another person as the Insured, or the Owner is changed after issue. If the Owner is not the Insured and dies before the Insured, ownership of the Contract will pass to the Owner's estate, unless a successor Owner has been designated. To the extent permitted by law, Contract benefits are not subject to any legal process for the payment of any claim against the payee, and no right or benefit will be subject to claims of creditors (except as may be provided by assignment).

Modifying the Contract

No representative of Thrivent Financial except the president or the secretary may change any part of the Contract.

Death and Surrender

Your Contract will terminate if the Insured dies or if you surrender the Contract.

State Variations

Any state variations in the Contracts are covered in a special policy form for use in that state. This prospectus provides a general description of the Contracts. Your actual Contract and any riders are the controlling documents. If you would like to review a specimen copy of the Contract and riders, contact our Service Center. Contracts may not be available in all states.

Premiums

Initial Premium

You may allocate your premium to any Subaccount of the Variable Account and/or the Fixed Account. If your application is in Good Order, we will allocate your initial premium to your chosen Subaccounts, DCA Fixed Account and/or Fixed Account once the application and premium are received at our Service Center. If we determine the application and corresponding materials are not in Good Order, we will contact you. When we contact you, we will inform you of any information or further materials that we require to issue the Contract. When we make such requests, we will request you to provide us with any such information or materials within a certain period. If we do not receive the necessary information or materials within that period, we will retire your application and return it to you along with your premium payment. For premiums received before the Contract Date, we will allocate your initial premium according to the instructions in your application on the Contract Date.

We will issue your Contract if you meet all underwriting and other requirements. We issue Contracts only on a Valuation Date between the 1st and the 28th of any month. New Contracts that are ready for issuance on the 29th through the 31st of any month will be issued on the first Valuation Date in the following month.

The initial premium must be an amount sufficient for the basic Death Benefit Guarantee Premium. For the initial premium, we will deduct a 5% premium expense charge for sales expenses from the premium. We call the remainder of the premium the "Net Premium." Net Premiums are the amounts allocated among the various investment options. Each subsequent premium is subject to this premium charge.

Your allocation must be in whole percentages and total 100%. We will allocate your premium according to your allocation instructions on your application. If you do not designate premium allocation percentages, we will treat your application as not in Good Order. You may change your allocation percentages for future payments at any time.

Flexible Premiums

This Contract is a flexible premium contract. After a minimum initial premium, premiums may be paid at any time and in any amount, subject to some restrictions. There are no scheduled premium due dates. However, we have the ability to assist you by scheduling planned periodic premiums. Planned periodic premiums are premiums you choose to pay on a regular basis. We will send you billing statements for an amount you select. You can choose quarterly, semi-annual or annual statements. You may also choose to make pre-authorized automatic monthly premiums using our electronic payment program. Premiums that are not electronic payments must be at least $25. You may make changes in frequency and payment amounts at any time with adequate notice.

We recommend that you pay at least the basic Death Benefit Guarantee Premium to protect your Contract from lapsing. Paying this minimum premium amount ensures that your Contract will not lapse if the Cash Surrender Value is not sufficient to pay the monthly deductions during any period of adverse investment returns. See Death Benefit Guarantee. In certain circumstances, a premium payment may cause the Contract to be characterized as a Modified Endowment Contract. See Modified Endowment Contract. You should discuss the amount and frequency of your premiums with your Thrivent Financial associate.

Net Premiums & Premium Allocation

We deduct from each premium a 5% premium expense charge for sales expenses. The remainder of the premium is the "Net Premium." Net Premiums are the amounts we direct to the various Subaccounts and/or Fixed Account according to your allocation instructions.

We allocate Net Premiums according to the premium allocation percentages you chose at the time of application unless you instruct us otherwise. Your allocation must be in whole percentages and total 100%. If necessary, we will adjust your allocation to eliminate fractional percentages. We will allocate your premium according to your allocation instructions on your application. If you do not designate premium allocation percentages, we will treat your application as not in Good Order.

If we receive your premium before the close of regular trading on the New York Stock Exchange (NYSE) (usually 3:00 p.m. Central Time) on a Valuation Date, allocation occurs at the end of the day in which we receive your payment. If we receive your premium on a non-Valuation Date or after the NYSE closes, the allocation occurs as of the end of the next Valuation Date. See Glossary for definition of "Valuation Date."

The NYSE is closed on Saturdays and Sundays and on New Year's Day, Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If one of these holidays falls on a Saturday or Sunday, the NYSE will be closed on the preceding Friday or the following Monday, respectively. We will not purchase or redeem any Accumulation Units on any days that Thrivent Financial is not open for business.

Limits

We reserve the right to:

  limit the number and amount of premiums; and
  refuse any premium that adversely affects life insurance qualification under the Internal Revenue Code.

In addition to excluding life insurance death benefits from the Beneficiary's gross income, the Internal Revenue Code also excludes increases in Accumulated Value prior to receipt from the income of the Contract Owner. To qualify for this exclusion, federal tax law limits the premiums you may pay and requires that the Accumulated Value be limited to a certain percentage of the death benefit. We will return the portion of any premium payment that causes the limit on premiums to be exceeded.

In the event of a reduction in the Face Amount, or other changes to the Contract which cause the premiums paid or the Accumulated Value to exceed the applicable limit stated in the Internal Revenue Code regarding the definition of life insurance, we will refund any excess premiums or cash necessary to comply with the limit stated in the Internal Revenue Code.

Contract Values

Accumulated Value

On the Contract Date, the Accumulated Value is the first Net Premium less any monthly deductions. After the Contract Date, Accumulated Value is equal to the sum of the Accumulated Values in the Contract's Subaccounts, DCA Fixed Account, Fixed Account and Loan Account.

The Accumulated Value of your Contract, at any one time, is determined by: multiplying the total number of Accumulation Units for each Subaccount by its appropriate current Accumulation Unit Value; adding together the resulting values of each Subaccount; and adding any Accumulated Value in the Fixed Account, DCA Fixed Account and the Loan Account.

While loans are not deducted from Accumulated Value, loans do reduce the amount you would receive upon surrender of your Contract and the amount available to pay charges. Loans do not share in the investment performance of the Subaccounts and accrue interest charges which may result in less interest credited to your Contract than if the amounts were allocated to the Fixed Account.

Over the life of your Contract, many factors determine its Accumulated Value. They include:

  premiums paid;
  the investment experience of the Subaccounts;
  interest credited to the Fixed Account, DCA Fixed Account and Loan Account;
  loans taken and loan repayments;
  interest charged for any loans taken;
  partial surrenders taken; and
  charges and deductions taken.

Because a Contract's Accumulated Value is based on the variables listed above, it cannot be predetermined. Accumulated Value in the Subaccounts will largely be determined by market conditions and investment experience of the underlying portfolios. The Owner will bear all such risk.

On your first Valuation Date, the Accumulated Value is equal to the Net Premium amount less any monthly deductions which may be due on that date. Thereafter, the Accumulated Value of the Contract changes daily. The value of the Fixed Account is guaranteed as to principal and interest at 3% and is subject to the Contract charges and deductions. There is no guaranteed minimum Accumulated Value for any Subaccount.

Fixed Account Accumulated Value

The Fixed Account Accumulated Value reflects Net Premiums allocated to the Fixed Account, transfers of Accumulated Value to or from the Subaccounts, interest credited, partial surrenders and any deductions. Each day the Accumulated Value in the Fixed Account will change based upon these factors. See the Contract for further detail.

DCA Fixed Account

The DCA Fixed Account accumulation value reflects the Net Premium directed to fund the account to establish the Dollar Cost Averaging program. The periodic transfers reduce the account monthly for 12 months. If the DCA Fixed Account election is cancelled before the end of the 12-month period, we transfer any remaining value to the Money Market Subaccount and the DCA Fixed Account is depleted.

Loan Account

You establish the Loan Account when you take out a loan. The amount used to secure the loan is transferred to the Loan Account. The Loan Account is affected by repayments, additional loans and interest credited to and charged against it. Each day the accumulation value in the Loan Account will change based on these factors.

Variable Account Accumulated Value

Number of Accumulation Units

The number of Accumulation Units in any Subaccount may increase or decrease at the end of each Valuation Period. This fluctuation depends on the transactions that occur in the Subaccount during the Valuation Period. When transactions occur, the actual dollar amounts of the transactions are converted to Accumulation Units. The number of Accumulation Units is determined by dividing the dollar amount of the transaction by the Accumulation Unit Value of the Subaccount at the end of the Valuation Period during which the transaction occurs.

The number of Accumulation Units in a Subaccount increases when the following transactions occur during the Valuation Period:

  Net Premiums are allocated to the Subaccount; or
  Accumulated Value is transferred to the Subaccount from another Subaccount or from the Fixed Account; or
  repayment of loan amounts.

The number of Accumulation Units in a Subaccount decreases when the following transactions occur during the Valuation Period:

  Accumulated Value is transferred from the Subaccount to another Subaccount or to the Fixed Account, including loan transfers;
  surrenders, partial surrenders and decrease charges are taken from the Subaccount;
  monthly deductions or transfer charges are taken from the Subaccount; or
  any loan taken.

Accumulation Unit Value

For each Subaccount, the initial Accumulation Unit Value was set when the Subaccount was established. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

The Accumulation Unit Value for a Subaccount for any Valuation Period is equal to:

  the net asset value of the corresponding portfolio at the end of the Valuation Period;
  plus the amount of any dividend, capital gain or other distribution made by the portfolio if the "ex-dividend" date occurs during the Valuation Period;
  plus or minus any cumulative credit or charge for taxes reserved which we determine has resulted from the operation of the Subaccount;
  divided by the total number of Accumulation Units held in the Subaccount at the end of the Valuation Period before any of the transactions, referred to in the Number of Accumulation Units subsection, have occurred.

Cash Surrender Value

The Cash Surrender Value is the total amount you will receive upon surrender of the Contract. It is equal to the Accumulated Value less any decrease charges and any outstanding loan principal and accrued interest and any deferred monthly deductions. The Cash Surrender Value changes daily, reflecting, among other things, increases and decreases in the value of the Portfolios in which the assets of the Subaccounts are invested and interest credited in the Fixed Account, DCA Fixed Account and Loan Account, and any interest charged against the Loan Account. It is possible for the Cash Surrender Value of your Contract to decline to zero because of unfavorable investment performance or outstanding loans.

You will be advised as to the number of Accumulation Units which are credited to the Contract, the current Accumulation Unit Values, Subaccount Accumulated Value, Fixed Account Accumulated Value, DCA Fixed Account Accumulated Value and Loan Account Accumulated Value, the total Accumulated Value and the Cash Surrender Value at least annually.

Death Benefits

The primary reason to buy a life insurance Contract is for the death benefit it provides in the event of the Insured's death. The death proceeds is the amount payable upon the death of the Insured. At the time of purchase, you must choose between two Death Benefit Options: Option 1 (Level Death Benefit Option) or Option 2(Variable Death Benefit Option). We determine the amount payable as of the date of the Insured's death depending on the Death Benefit Option chosen. Any loans, unpaid loan interest and any unpaid monthly deductions will reduce the Death Proceeds.

Option 1 (Level Death Benefit Option)

The death benefit for this option remains level, but in limited situations will vary. Prior to age 100, the death benefit is the greater of the Face Amount, or the death benefit factor multiplied by Accumulated Value. If you keep your Contract in force for several years and your Accumulated Value continues to increase, your death benefit may be increased by a death benefit factor. This factor helps to ensure that your death benefit is large enough to qualify as life insurance under federal tax law. The death benefit factor depends upon your attained age. Your Contract includes a table of the death benefit factors. On or after age 100, the death benefit equals the Accumulated Value.

You should consider the Level Death Benefit Option if:

  you do not expect your insurance needs to generally increase; or
  you wish to minimize your insurance costs.

In general, the level Death Benefit Option provides greater growth in Accumulated Value than the variable Death Benefit Option. By choosing the level Death Benefit Option, any increases in Accumulated Value reduce the actual risk amount and lower your cost of insurance.

Option 2 (Variable Death Benefit Option )

The Variable Death Benefit Option provides a death benefit that varies over time. Prior to age 100, the death benefit will be the greater of the Face Amount plus Accumulated Value, or the death benefit factor (described above) multiplied by Accumulated Value. The death benefit fluctuates correspondingly with your Accumulated Value. On or after age 100, the death benefit equals the Accumulated Value.

You should consider the variable Death Benefit Option if:

  you expect your insurance needs to increase, or
  you wish to have the potential for an increasing death benefit.

In general, the variable option provides a greater death benefit than the level option.

Changing Your Death Benefit Option

You may request to change your Death Benefit Option at any time before attained age 100. If we approve the change we will increase or decrease the Face Amount so your death benefit immediately after the change will be the same as immediately before the change.

If you change from the Level Death Benefit Option to the variable Death Benefit Option, we will reduce your Face Amount by the amount of Accumulated Value on the date the change takes place. We will not allow the change if it reduces your Face Amount below the minimum amount as defined on the schedule page of your Contract. If you change from the variable Death Benefit Option to the Level Death Benefit Option, your Face Amount increases. The increase is determined so your death benefit immediately after the change will be the same as immediately before the change.

There may be tax consequences when you change your Death Benefit Option. Please consult your tax adviser before making any such change.

Changing Your Face Amount

You select the Face Amount when you apply for the Contract. You may change the Face Amount by Written Request. We will not permit any change that would result in your Contract being disqualified as a life insurance Contract under Section 7702 of the Internal Revenue Code. Changing the Face Amount may have tax consequences and you should consult a tax advisor before doing so.

Increasing Your Face Amount

Subject to our underwriting guidelines and policies, you have the right to increase the Face Amount at any time on or before the Contract Anniversary following the Insured's 80th birthday.

Any increase in Face Amount is subject to the following conditions:

  We must receive a written application at our Service Center.
  We require evidence of insurability which meets our standards.
  The increase amount must be for at least $25,000.
  The Cash Surrender Value must be sufficient to cover the monthly deduction on the effective date of the increase.

Increases in your Face Amount will result in additional charges to cover the increased amount at risk. We compute charges at the existing rates at the time of increase. The cost of insurance rates for each increase will vary based on factors such as gender (in most states), risk class, age and the time elapsed since issue. The increase will be effective on the date shown on the supplemental Contract schedule we provide.

A new set of decrease charges will also apply to each increase in the Face Amount. We show these new charges on the supplemental Contract schedule page of your Contract.

Decreasing Your Face Amount

At any time before the Insured's attained age 100, you have the right to decrease your Face Amount. Requirements for decreasing your Face Amount are:

  we must receive a Written Request at our Service Center;
  the Face Amount remaining in effect cannot be less than the minimum amount defined at issue on the schedule page ; and
  premiums and Accumulated Value must be in compliance with Internal Revenue Code limits.

The decrease will become effective as of the Monthly Deduction Date on or following the date we receive the request at the Service Center. We will subtract the decrease first from any previous increases in the Face Amount, starting with the most recent, then as needed from the original Face Amount.

We subtract a decrease charge from the Accumulated Value if a decrease charge is in effect for that part of the Face Amount decreased. We show you the decrease charges applicable to you on the Table of Decrease Charges in your Contract.

A decrease in your Face Amount may cause your Contract to be classified as a Modified Endowment Contract and could have other tax consequences. Please consult your tax adviser before decreasing your Face Amount. See Modified Endowment Contract.

Death Claims

In the event of the death of the Insured, we must receive written notice of death at our Service Center. Notice should include the Insured's name and Contract number. A Thrivent Financial associate may assist in making such a claim.

Once we receive written notice, we will send a claim form to the Beneficiary. The Beneficiary must complete the claim form and send it to our Service Center with a certified copy of the death certificate. We will begin processing the claim as soon as we receive these items in Good Order.

Payment of Benefits

In addition to traditional lump sum payments, other payment options are available. All or part of the life insurance proceeds from death or surrender may be placed in one of several settlement options. Proceeds distributed according to a settlement option do not vary with the investment performance of the Variable Account. Contract Owners may select or change a settlement option prior to, or after, the Insured's death. If you are the Contract Owner and the Insured, your Beneficiary may choose a settlement option at the time of making a claim for death benefits, unless you have chosen an option which does not allow the Beneficiary to change it. If no settlement option is selected, we will pay the proceeds in the form of a lump sum payment. The minimum amount that we will apply to a settlement option is $2,000. Additionally, the resulting payment must be at least $50. Once the Beneficiary chooses a settlement option, we will issue a Contract for that settlement option. In the settlement option Contract, we will reflect guaranteed payments, if any.

Settlement Options

Option 1: Interest

Under this settlement option, the proceeds are left with Thrivent Financial to accumulate interest. We will pay a rate of interest of at least 3% annually on the proceeds that remain with us. You may withdraw all or part of the proceeds at any time.

Option 2: A Selected Amount of Income

With this settlement option the payee can choose to receive a fixed amount at regular intervals until the proceeds with interest have all been paid. Interest accumulates on the amount that remains with us until the proceeds are all paid out. For example, if your Beneficiary chose to receive $1,000, paid annually, we would pay $1000 annually until we pay out all of the remaining proceeds. The final payment may be smaller than prior payments.

We will pay a rate of interest of at least 3% annually. The amount of interest may be greater than the guaranteed amount. The payee may withdraw the Commuted Value of all remaining payments at any time. It the Commuted Value is withdrawn, we will make no further payments.

Option 3: A Specified Period

This option provides payments at regular intervals. The payee may choose a specified number of months or years, but may not choose a period exceeding the greater of 30 years or the payee's life expectancy.

We will pay a rate of interest of at least 3% annually on the proceeds that remain with us. The amount of interest we pay may be greater than the guaranteed amount. Unless the income election was irrecvocable, the payee may withdraw the Commuted Value of any remaining payments at any time. If the Commuted Value is withdrawn, we will make no further payments.

Option 4: Life Payment

This settlement option is a form of annuity payment that continues until the payee's death. The payee is the person receiving the income and upon whose life such payments are determined. We make payments to the payee at regular intervals during the annuitant's life. Upon choosing this option, the payee also selects a guaranteed period of not more than 360 months or selects no guaranteed period at all. If the payee dies during the guaranteed payment period, payments will continue to a Beneficiary until the guaranteed payment period expires. The longer the guaranteed payment period, the lower the amount of regular payment. In other words, the payment amount the payee receives would be higher if the annuitant chose no guaranteed payment period. However, the risk the payee takes is that he or she may die shortly after we issue the settlement agreement. The Contract would then terminate and all payments would cease.

The amount of the payments depends on the age and, where permitted, gender of the payee at the time we issue the payment Contract. We show representative guaranteed payments in the settlement option section of the Contract. These rates are based on a guaranteed effective annual interest rate of 3% using the "Annuity 2000 Table" annuitant mortality table.

Option 5: Joint & Survivor

This settlement option is another form of annuity payment or life income. In this case, there are two payees. The amount of payments are determined based on the lives of both of the payees. The payees may choose a guaranteed payment period of not more than 360 months, or may select no guaranteed payment period at all.

Upon the death of one of the persons named to receive payments, we will continue to make payments of the same amount to the survivor for the remainder of the guaranteed payment period. At the end of this period, if the survivor is still living, the payments may be reduced if a reduction factor was chosen at issue. The reduction factors are 0, 1/4, 1/3 and 1/2. We pay the reduced amount until the survivor annuitant's death. If the survivor also dies during the guaranteed payment period, the remaining guaranteed payments continue to a designated Beneficiary. The Beneficiary has an option to take a lump sum payment. If no guarantee payment period was selected, all payments will cease and the Contract terminates.

The amount of the payments depends on the age and, where permitted, gender of the annuitants at the time we issue the payment Contract. In addition, any selection of a guaranteed payment period or any reduction factor will influence the payments. We show representative guaranteed payments in the settlement option section of the Contract. These rates are based on a guaranteed effective annual interest rate of 3% using the "Annuity 2000 Table" annuitant mortality table.

We may also offer other payout options at our discretion.

Death Benefit Guarantee

A Death Benefit Guarantee ensures that your coverage will continue even if the Cash Surrender Value is insufficient to pay the current monthly deductions. However, the guarantee is contingent upon timely payment of a minimum premium amount known as the Death Benefit Guarantee Premium.

The Death Benefit Guarantee Premium is the minimum monthly premium required to keep your Death Benefit Guarantee in effect. We show your particular Death Benefit Guarantee Premiums in your Contract. We calculate the The Death Benefit Guarantee Premium specifically for each Contract on the Issue Date. The Death Benefit Guarantee will vary by Issue Age, gender, Face Amount, Death Benefit Option, risk class and substandard ratings. The calculation determines a level premium amount such that the present value of the premiums is equal to the present value of expected charges on the Contract. The charges in the calculation include:

  the cost of insurance;

  the monthly administrative charge of $9 ($7.50 for Insureds Issue Age 17 and under);

  the percent of premium charge; and

  the charge for each additional benefit you choose.

Under the Contract, two Death Benefit Guarantees are generally available depending on the amount of your initial premium and Issue Age: the basic and the enhanced Death Benefit Guarantee. The basic Death Benefit Guarantee is available to you if you provide an initial premium payment that is at least the basic Death Benefit Guarantee Premium. The enhanced Death Benefit Guarantee is available to you if your Issue Age is less than 70 and if you provide an initial premium payment that is at least the enhanced Death Benefit Guarantee Premium. Generally, the enhanced Death Benefit Guarantee provides a longer level of guarantee than the basic. The type of guarantee, the amount of the Death Benefit Guarantee Premium amount and termination date for the guarantee are shown on the schedule page of your contract. Termination of the Death Benefit Guarantee differs between the two as follows:

       o  Basic Death Benefit Guarantee                     The earlier of age 70 or 15 Contract Years, but at least for 5 years.

       o  Enhanced Death Benefit Guarantee                  The Contract Anniversary after you reach age 75.

Each month, we will determine if a Death Benefit Guarantee remains in effect. A Death Benefit Guarantee will remain in effect if, on each Monthly Deduction Date, the sum of all premiums paid and credited less any partial surrenders and loan amounts is greater than or equal to the sum of Death Benefit Guarantee Premiums for that guarantee since the contract Issue Date.

If this requirement is not met, we will notify you that an insufficiency has occurred. We will allow you 61 days to pay sufficient premiums or loan repayments to satisfy the Death Benefit Guarantee. If you do not pay the required premium, the Death Benefit Guarantee will expire and we will not reinstate it (in most states). However, this does not necessarily terminate your Contract. See Contract Lapse and Reinstatement.

If you change your Face Amount or riders, we will correspondingly change the Death Benefit Guarantee Premium. Any new Death Benefit Guarantee Premium applies from the effective date of the change.

Please note that the Death Benefit Guarantee will terminate automatically as determined by the type of Death Benefit Guarantee (described above). The termination date of the guarantee is listed on the schedule page of your Contract. After termination, the insurance coverage provided by the Contract will remain in force as long as your Cash Surrender Value is large enough to pay monthly deductions. See Contract Lapse and Reinstatement.

Partial Surrenders and Surrenders

To completely surrender your Contract and receive your Cash Surrender Value or to make a partial surrenders, you must submit a Written Request to our Service Center. The surrender or partial surrender will not be processed until we receive your request in Good Order. You may obtain information as to a surrender or partial surrender by contacting your Thrivent Financial associate or calling our Service Center at (800) 847-4836. We do not accept telephone requests for surrenders.

Partial Surrenders

Partial surrenders offer you a way to access your Accumulated Value. You may withdraw part of your Cash Surrender Value upon Written Request. Each partial surrender must be at least $200. You may not make a partial surrender if the remaining Cash Surrender Value would be less than $300. Partial surrenders are implemented by either the redemption of Accumulation Units and/or reduction in the Fixed Account balance. The partial surrender will be taken from the Subaccounts and Fixed Account according to: the ratio that the Contract's Accumulated Value in the Subaccount or Fixed Account bears to the total Accumulated Value less any loan plus accrued interest of the Contract at the time of the partial surrender; or any other administrative option you choose that is available at the time of the partial surrender. During the first 10 Contract Years, a $25 charge will be deducted from the Accumulated Value for each partial surrender after the first one in any Contract Year. An amount withdrawn may not be repaid.

A partial surrender may have tax consequences. See Federal Tax Matters. It is important to note that if the Face Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See Modified Endowment Contract.

For a Contract with Option 1 (Level Death Benefit Option):

A partial surrender will reduce your Accumulated Value, Face Amount, death benefit and the amount of premiums considered to meet the Death Benefit Guarantee Premium requirements. If the death benefit is equal to the Face Amount at the time of the partial surrender, the amount of the reduction in the death benefit will be equal to the amount of the partial surrender. If the death benefit is greater than the Face Amount, (a) the Face Amount will be reduced by the amount (if any) by which the partial surrender amount exceeds the difference between the death benefit and the Face Amount, and (b) the new death benefit will be based on the death benefit factor, Accumulated Value, and Face Amount after the reduction.

The Face Amount remaining in effect after a partial surrender may not be less than the minimum Face Amount as defined on issue in the schedule pages of your Contract. We will not grant any request for a partial surrender that would reduce the Face Amount below this amount.

For a Contract with Option 2 (variable Death Benefit Option):

A partial surrender will reduce the Accumulated Value, death benefit and the amount of premiums paid. Since the premiums paid are reduced, partial surrenders also affect the amount of premiums considered paid to meet the Death Benefit Guarantee Premium requirement. A partial surrender will not reduce the Face Amount.

Surrender

You may surrender this Contract for its Cash Surrender Value by sending a Written Request to our Service Center. If you surrender your Contract, you will receive the Accumulated Value less any decrease charge and outstanding loan balance.

A full surrender of your Contract may have tax consequences. See Federal Tax Matters.

Postponement of Payments

We typically process any surrender, partial surrender, death benefit, loan, transfer or settlement option within 7 days after receipt of all applicable written and telephone requests and/or proof of death of the Insured. We may postpone payment of any amount due from the Variable Account for a surrender, partial surrender, transfer loan or on the death of the Insured whenever:

  the New York Stock Exchange is closed or trading is otherwise restricted;
  the SEC has determined that an emergency exists;
  the SEC requires that trading be restricted; or
  the SEC, by order, permits such postponement for the protection of Contract Owners.

We also may postpone any transfer from the Fixed Account or payment of any portion of the amount payable upon surrender, partial surrender or loan from the Fixed Account for not more than 6 months from the day we receive your Written Request and, if required, your Contract.

If mandated under applicable law, we may be required to reject a premium payment and/or otherwise block access to a Contract Owner's account, and thereby refuse to pay any request for transfers, partial surrenders, surrenders or death benefits. Once restricted, money is held in that account until instructions are received from the appropriate authority.

Transfers

While the Insured is alive and the Contract is in force, you may transfer the Accumulated Value among the Subaccounts and Fixed Account by submitting a proper Written Request to our Service Center.

You may make twelve transfers per Contract Year from Subaccounts without charge. There will be a $25 charge for each transfer in excess of twelve. We consider all amounts transferred on one day to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination Subaccounts.

Only one transfer may be made from the Fixed Account in each Contract Year. The transfer may not exceed the greater of $500 or 25% of the Accumulated Value in the Fixed Account at the time of transfer.

Any transfer among the Subaccounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit Values. Calculations are made as of the end of the Valuation Period during which a proper transfer request is received. The minimum amount that may be transferred from a Subaccount or the Fixed Account is $50 or, the entire Accumulated Value in that Subaccount or Fixed Account, if less.

We did not design the Contract's transfer privilege as a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the portfolio companies and increase transaction costs, we may adopt procedures to limit excessive transfer activity.

Electronic Payment Program

We offer an electronic payment program that allows you to pay premiums on a regularly scheduled basis by an automatic deduction from savings or checking accounts. Under this plan, we draw from your account on the date you select and we will allocate premiums to the Subaccount(s) or Fixed Account according to your instructions. However, when the date selected falls on a date that is not a Valuation Date, such as a holiday or weekend, the premium will be allocated as of the closest preceding Valuation Date. To set up the electronic payment program you can complete the applicable section on the application or, after the time of application on the appropriate Thrivent Financial form.

Dollar Cost Averaging Program

You may make regular transfers of predetermined amounts by establishing a Dollar Cost Averaging program. Under the program, you may authorize automatic transfers from your Money Market Subaccount, or a DCA Fixed Account, to any or all of the other Subaccounts.

DCA Fixed Account

If you choose to use the DCA Fixed Account to fund the program, you must direct a minimum of $1000 premium to the DCA Fixed Account at the time of application for your Contract. Each month for 12 months we will transfer amounts to the Subaccounts according to your allocation instructions. These transfers will take place at the same time every month beginning with the date we apply you're the initial amount to the DCA Fixed Account. The amount we transfer each month will be equal to the Accumulated Value in the DCA Fixed Account divided by the number of months remaining in the program. You will be allowed to make unscheduled transfers out of and take partial surrenders from the DCA Fixed Account but you can not transfer funds into it. If you terminate the DCA Fixed Account before the end of the 12 month period, we will transfer any remaining funds to the Money Market Subaccount.

Money Market Subaccount

You may choose to use the Money Market Subaccount in order to set up your Dollar Cost Averaging program. Unlike the DCA Fixed Account as described above, the program using the Money Market Subaccount may be set up at any time and may last until all funds are depleted from the Money Market Subaccount or until you request to stop it. In addition, we permit additional premiums or transfers into the Money Market Subaccount thereby extending your Dollar Cost Averaging opportunity. You may also choose the frequency of the transfers and determine which day of the month to make the transfer (excluding the 29th, 30th or the 31st). The minimum transfer amount from the Money Market Subaccount is $50.

Dollar Cost Averaging may be suitable for you if you wish to make a substantial deposit in your Contract. This approach allows you to spread investments over time to reduce the risk of investing at the top of the market cycle. You may establish a Dollar Cost Averaging plan by obtaining an application and full information concerning the plan and its restrictions, from our Service Center. Transfers under Dollar Cost Averaging are not subject to the charges applicable to transfers.

Dollar Cost Averaging does not ensure a profit or protect against a loss during declining markets. Because such a program involves continuous investment regardless of changing share prices, you should consider your ability to continue the program through times when the share prices are high.

Automatic Asset Rebalancing Program

As the value of your Subaccounts changes, the distribution of Accumulated Value among those Subaccounts also changes. The Automatic Asset Rebalancing program transfers your Contract's value among the variable investment options (this excludes the Fixed Account). You may choose to automatically rebalance your Accumulated Value in the Subaccounts periodically under the Automatic Asset Rebalancing program according to the percentage allocation you determine at the time of setting up this program.

Automatic Asset Rebalancing may be set up annually or semi-annually to begin on the date you select (however, you may not choose a date later than the 28th). Before you begin the program, you should determine your investment goals and risk tolerance. Use of this program will not ensure any gain nor protect against any loss in overall Accumulated Value.

You can elect to participate in the program at the time of application or at a later time. To elect to participate in the program after application, we must receive a Written Request at our Service Center from you. This request will override any previous allocations you may have chosen. Rebalancing continues until you stop or change it. You can change your allocations at any time by telephone request (if you have elected this feature) or by Written Request. You can also stop or suspend the program by providing a Written Request to our Service Center.

Periodic rebalancing takes into account increases and decreases in Accumulated Values in each Subaccount. Any transfers resulting from rebalancing will not incur a transfer charge.

Written and Telephone Requests

Written Requests

You may exercise any of the following privileges by sending Written Request (and payment and/or evidence of insurability, if applicable):

  premium payment;
  change in Death Benefit Option;
  increase/decrease in Face Amount;
  partial surrender;
  surrender;
  reinstatement;
  transfers;
  dropping/adding/modifying an additional benefit;
  loan;
  filing a death claim;
  selecting/changing a settlement option;
  change in allocation instructions;
  loan repayment; and
  Beneficiary change(s).

Most Written Requests must be made on certain approved forms. Please contact us at our Service Center to receive any form you may need to satisfy your request. Written Requests must be sent to the Service Center.

Telephone Transactions

You may perform various transactions over the telephone if we receive proper authorization from you prior to any such transaction. You may give such authorization at the time you complete your application, or later, if we receive a Written Request in Good Order from you.

We have adopted reasonable security procedures to ensure the authenticity of telephone instructions, including requiring identification information, recording conversations and providing written confirmations of transactions. Nevertheless, we will honor telephone instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the Owner if an unauthorized person uses this service in the Owner's name.

If several persons seek to effect telephone instructions at or about the same time, or if our recording equipment malfunctions, it may be possible that you will not be able to make a telephone transaction at that time. Should this occur, we recommend that you submit a Written Request. If due to malfunction or other circumstances, the recording of the Owner's telephone request is incomplete or not fully comprehensible, we will not process the transaction.

The telephone number for transactions is (800) 847-4836.

We reserve the right to restrict telephone transactions at any time.

We do not currently offer internet transactions capability to Contract Owners, but may do so in the future. We will notify you if we begin to offer internet transactions.

Timely Processing

We will process all requests in a timely fashion. Requests received by 3:00 p.m. Central Time on a Valuation Date will use the Accumulation Unit Value as of the close of business on that Valuation Date. We will process requests received after that time using the Accumulation Unit Value as of the close of business of the following Valuation Date.

Once we issue your Contract, we will process payment of any amount due from any Subaccount within seven calendar days after we receive your Written Request. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the Fixed Account Accumulated Value may be deferred up to six months.

Loans

While the Insured is living and your Contract is in force, you may, by Written Request, use your Accumulated Value as security for a loan of your Cash Surrender Value. The maximum available loan amount is an amount such that the total loan or loans will not exceed 90% (in most states) of Accumulated Value less decrease charges at the time of the loan request. For Contract loans, interest will accrue on a daily basis at a maximum annual rate of 5% on the loan balance. After the 10th Contract Year, you may borrow up to 10% of the Cash Surrender Value each year as a preferred loan. Interest will accrue on a daily basis at a maximum annual rate of 3% on any preferred loan balance. Beginning on the 10th Contract Anniversary, any existing Contract loan balance, up to 10% of Cash Surrender Value, will be automatically converted to a preferred loan and no additional preferred loan will be available that year. The maximum available preferred loan amount is further limited such that the total preferred loan amount will not exceed 60% of Accumulated Value less decrease charges at the time of the loan request.

When a loan is made, Accumulated Value will be transferred to the Loan Account to secure the loan. Accumulated Value will be transferred from the Subaccounts or Fixed Account according to the ratio that the Accumulated Value in the Subaccounts or Fixed Account bears to the total Accumulated Value less loan and loan interest; or according to any other administrative option you choose and available at the time of the loan. The amount transferred to the Loan Account will continue to be treated as part of the Contract's Accumulated Value. An interest rate of 3% will be credited to the Loan Account.

While your Contract is in force, you may repay, at any time, all or part of your loan. You must indicate when a loan repayment is being made. Unless you indicate, all payments we receive will be considered premiums. Upon your request, we will set up a loan repayment schedule for you. When you repay all or part of a loan, we credit your Loan Account then transfer the repayment from the Loan Account to the Subaccounts and the Fixed Account. Repayments will be allocated according to your premium allocation. Total Accumulated Value does not increase as a result of a loan repayment. The longer the loan is outstanding, the greater the negative impact it will have on Accumulated Value growth.

A loan reduces your Cash Surrender Value, your death proceeds and the amount of premiums considered to meet the Death Benefit Guarantee Premium requirement. Depending upon investment performance of the Subaccounts and the amounts borrowed, loans may cause your Contract to lapse. If your Contract lapses with an outstanding loan, adverse tax consequences may result. You should carefully consider the impact on your Contract's death proceeds, before exercising these privileges.

A loan may have tax consequences. See Federal Tax Matters.

Contract Lapse and Reinstatement

Lapse

Your Contract will lapse (that is, terminate without value) if:

  your monthly deductions are greater than your Cash Surrender Value, the Death Benefit Guarantee is not in effect, and
  payment of the premium required to keep the Contract in force is not received within 61 days(in most states) of notification of the Cash Surrender Value deficiency.

If the Contract lapses, you have the right to reinstate your Contract within certain limitations. The requirements for reinstatement and associated limitations are described below and in more detail in your Contract.

Reinstatement

You may reinstate the Contract any time within three years after it has lapsed unless it was surrendered (some states may require a longer period to be able to reinstate your Contract). To reinstate your Contract you must provide evidence of insurability that meets our standards and submit the required payment equal to or more than:

  the amount to cover the monthly deductions that were not made during the grace period;
  an amount to keep this Contract in force for at least two months, based on unit values on the date of reinstatement; and
  all unpaid monthly deductions existing at the end of the grace period; and
  repayment of any loan amount and loan interest.

The premium paid upon reinstatement will be used first to pay any unpaid monthly deductions that occurred during the grace period. Your Contract will then be reinstated as of the date we approve your application for reinstatement.

If you reinstate your Contract, we will not contest the validity of the reinstated Contract after it has been in effect for two years from the date of reinstatement. We may contest the validity of the reinstated Contract based only upon statements made in the application for reinstatement.

Charges and Deductions

Charges are necessary to pay death benefits and to cover the expenses generated by issuing, distributing and administering the Contract. We may profit from one or more of the charges under the Contract. We may use these profits for any corporate purpose including our fraternal activities.

Transaction Fees

Charges Deducted from Premiums (Premium Expense Charge)

We charge a premium expense charge of 5% on all premiums. The resulting amount available after the charge is the Net Premium. We use this charge to cover the costs of sales and other expenses. We credit the Net Premium to the Subaccounts and Fixed Account according to your allocation instructions.

Decrease Charge

If you choose to surrender your Contract, reduce your Face Amount, or if the Face Amount is decreased as a result of a partial surrender or Death Benefit Option change, we will reduce your Accumulated Value by the applicable decrease charge. Decrease charges compensate us for expenses associated with underwriting, issuing and distributing the Contract. For decreases in the Face Amount or partial surrenders that result in a decrease in Face Amount during the first 10 Contract Years (or first 10 Contract Years following an increase in Face Amount), we calculate the amount of the decrease charge at the time of the reduction in Face Amount or surrender. We do not deduct this amount until the next Monthly Deduction Date or upon surrender or lapse, if earlier. We do not impose any other charges (such as mortality and expense risk charges) on the decrease charge amount during this time. Because the decrease charge is not immediately deducted, you retain the investment risk on such amount prior to deduction and will bear any investment loss and benefit from any investment gain on such amounts. We deduct the decrease charge proportionately from each of your Subaccounts and the Fixed Account. New decrease charges apply to each Face Amount increase.

The decrease charge is assessed on a per thousand basis. The amount per thousand of Face Amount varies by gender (in most states), Face Amount, risk class and Issue Age. For the first five years of the Contract, decrease charges remain level then grade to zero by the end of the 10th Contract Year. Beginning in the 11th year after the Issue Date (assuming no increases in Face Amount), the decrease charge will be zero. We list your decrease charges in your Contract.

If you increase your Contract's Face Amount, a new decrease charge is applicable, in addition to any existing decrease charge. We list your actual decrease charges for the increased Face Amount separately on a supplementary Contract schedule. We mail the supplementary Contract schedule to you after we process the request for increase in Face Amount.

The following is an example of decrease charges for a 40-year-old male in the preferred non-tobacco risk class, $150,000 Face Amount:

                                           Decrease charge per
            Contract Year                   Thousand Dollars
                   1                             $14.72
                   2                              14.72
                   3                              14.72
                   4                              14.72
                   5                              14.72
                   6                              12.26
                   7                               9.81
                   8                               7.36
                   9                               4.92
                  10                               2.45
                  11                               0.00

If you decrease the Face Amount while the decrease charge applies, we assess a decrease charge on a per $1,000 basis. We subtract the amount of decrease first from any previous increases in the Face Amount, starting with the most recent and then as needed from the original Face Amount.

Surrender Charge

During the first 10 Contract Years, we charge $25 for each partial surrender after the first partial surrender each Contract Year. This charge is in addition to the amount withdrawn. The timing and treatment of this charge is similar to the decrease charge as described previously.

Transfer Charge

You may make up to twelve transfers per Contract Year between Subaccounts and/or the Fixed Account without charge. We charge $25 for each transfer in excess of twelve per Contract Year. This charge is deducted from the Subaccounts and the Fixed Account in proportion to the amount transferred from each. Transfers resulting from Dollar Cost Averaging, asset rebalancing and loans do not count as transfers for the purpose of assessing this charge.

Monthly Deductions from Accumulated Value

We deduct certain charges from Accumulated Value on a monthly basis. We refer to these charges as monthly deductions. Unless you instruct us otherwise, monthly deductions are deducted from each Subaccount or Fixed Account on a basis proportional to the Accumulated Value less any loan interest in the Contract. We deduct charges on the same date each month, beginning with the Contract Date then monthly thereafter, provided that day of the month is a Valuation Date. If that day of the month does not fall on a Valuation Date, we use the preceding Valuation Date. Because portions of the deductions (e.g., the cost of insurance) can vary from month to month, the aggregate monthly deductions also will vary.

The monthly deductions consist of:

  the cost of insurance charge;
  the monthly mortality and expense risk charge;
  the monthly administrative charge; and
  charges for additional insurance benefits (riders), if any.

Cost of Insurance

We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit. The charge depends on a number of variables (including Issue Age, gender (in most states), risk class, rating class, duration, and Face Amount) that would cause it to vary from Contract to Contract.

The primary factors in the determination of the cost of insurance are the cost of insurance rate (or rates) and the net amount at risk. The cost of insurance charge for the initial Face Amount equals: the cost of insurance rate for the Insured's age shown in your Contract, multiplied by the initial net amount at risk of your Contract divided by 1,000. Factors that affect the amount at risk include investment performance, payment of premiums, charges partial surrenders and surrenders. We deduct the cost of insurance charge on each date we assess monthly deductions, starting with your Contract Date.

We underwrite the applicant to determine the risk class using information provided in the application and in other sources permitted by law. The factors that we consider for underwriting include, but are not limited to:

  the amount of insurance applied for
  the proposed Insured's age,
  outcome of medical testing,
  reports from physicians (attending physicians' statements); or
  other information such as financial information that may be required.

Based on this information, standard or preferred coverage may be offered, or if it is determined that risks for a proposed Insured are higher than would be the case for a healthy individual, the proposed Insured may receive a rating which increases cost of insurance rates or, in some cases, the proposed Insured may be declined.

Cost of Insurance Rates

Cost of insurance rates are determined for the initial Face Amount and each increase in Face Amount. Actual cost of insurance rates may change, and we will determine the actual monthly cost of insurance rates based on our expectations as to future mortality, expense and persistency experience.

Actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates in the Contract. These guaranteed rates are determined based upon the Insured's attained age and the applicable rate in the 1980 CSO Mortality Tables for Non-smokers and Smokers . We currently use cost of insurance rates that are generally lower than the guaranteed cost of insurance rates, and we reserve the right to raise those current rates.

Our current cost of insurance rates apply uniformly to all Insureds of the same risk class, Issue Age, duration, gender, risk class and rating within the same band. Banding refers to the Face Amount. For purposes of this charge, the Face Amount includes any increases to the Face Amount made subsequent to the initial Face Amount and also includes the amount of any term rider coverage on the Insured under this Contract. Face Amounts within increasingly higher bands will generally result in a reduced cost of insurance on a per thousand basis. Any changes in the cost of insurance rates will apply uniformly to all Insured of the same risk class within the same band. The bands for this charge are as follows:

                       Banded Levels

                    $25,000 to $99,999
                    $100,000 to $249,999
                    $250,000 to $499,999
                    $500,000 to $999,999
                    $1,000,000 and above

The cost of insurance rates generally increase as the Insured's attained age increases, and they vary with the number of years the Face Amount or any increase in Face Amount has been in force. The risk class of an Insured also will affect the cost of insurance rate. Insureds in the preferred risk class generally will have a lower cost of insurance rate than those in risk classes involving higher mortality risk. The seven risk classes consist of the following:

  Super-Preferred, Non-Tobacco
  Preferred Non-Tobacco
  Preferred Tobacco
  Standard Non-Tobacco
  Standard Tobacco
  Substandard Non-Tobacco (Rated)
  Substandard Tobacco (Rated)

Insureds in non-tobacco risk classes will generally have a lower cost of insurance rate than similarly situated Insureds in tobacco risk classes . We use the same guidelines in determining premiums for the cost of insurance for the Contract as we would for any other life insurance Contract of similar risk class we offer.

Mortality and Expense Risk Charges

The mortality and expense risk charge is a monthly charge for risks that we assume in the Contracts. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than we estimate and, therefore, the cost of insurance charges specified in the Contract would be insufficient to meet actual claims. The expense risk is that expenses incurred in issuing and administering the Contracts and operating the Variable Account may be greater than the charges we assess for such expenses. We may use any profit to pay distribution, sales and other expenses.

The following table outlines our current annual mortality and expense risk charge that will be assessed from and based on the Accumulated Value of all of your Subaccounts: No mortality and risk expense charges are deducted from the Fixed Account. This is a tiered charge based on your Accumulated Value at the time the charge is deducted.

                                               Current M&E Charge                          Maximum M&E Charge
                                                                      For Contract Years:
   Subaccount Accumulated Value           0 to 10       More than 10 years           0 to 10          More than 10 years
------------------------------------ ------------------ --------------------- ---------------------- -----------------------
o          0 up to $25,000                 0.95%               0.70%                  1.10%                  0.90%
             (monthly)                   (0.07882)           (0.05815)              (0.09121)              (0.07469)
o          Next $75,000                    0.75                 0.50                  1.00                    0.80
             (monthly)                   (0.06229)           (0.04157)              (0.08295)              (0.06642)
o          $100,000 and above              0.55                 0.30                  0.90                    0.70
             (monthly)                   (0.04572)           (0.02497)              (0.07469)              (0.05815)

Example:

Jane Lutheran has a four-year old Contract with an Accumulated Value of $200,000 on the day the monthly deductions are taken. She has $32,000 in the Fixed Account and the remainder in four different Subaccounts of $42,000 each. The Mortality and Expense charge applies only to the Subaccounts, so the amount on which the charge is based is $168,000 (4 x $42,000). The charge will be broken down as follows:

        Total Subaccount Accumulated       Monthly Percent Charge       Monthly Mortality and
              Value to include                                              Expense Charge
      ---------------------------------- --------------------------- -----------------------------
      ---------------------------------- --------------------------- -----------------------------
                   $25,000                        0.07882%                      $19.71

                   $75,000                        0.06229%                      $46.72

                   $68,000                        0.04572%                      $31.09

                  $168,000                         Total                        $97.52

The $97.52 is the monthly charge and will be taken from the Subaccounts according to their weighting as compared with the overall Subaccount value. In this case, since all four Subaccounts have the same value, 25% of the charge is $24.38 and will be taken from each Subaccount.

Administrative Charge

We deduct a charge to cover administrative costs. This charge covers such expenses as premium billing and collection, Accumulated Value calculation, transaction confirmations and periodic reports. This charge is dependent upon the Issue Age of the Insured. For Contracts we issue to Insureds whose Issue Age is from 0 to 17, we charge a monthly charge of $7.50. We charge all others $9 per month.

Rider or Additional Benefit Charge

If your Contract includes riders or additional benefits, we will deduct a monthly cost for those benefits from the Accumulated Value. Benefits include guaranteed increase option, disability waivers, applicant waiver and accidental death, term insurance rider, child term rider and spouse term insurance rider.

Portfolio Company Charges

Management Fees

The value of the net assets of each Subaccount reflect the investment advisory fee and other expenses incurred by the underlying portfolios in which the Subaccount invests. Fees range from 0.35% to 1.55% of the average annual daily net asset value. For more information on these fees and expenses, refer to the applicable portfolio company prospectus and Fee Tables above.

Variation or Reduction of Charges

We may vary the charges and other terms of the Contracts if special circumstances result in reduced sales expenses, administrative expenses, or various risks. These variations will not be unfairly discriminatory to the interests of other Contract Owners. Variations may occur in Contracts sold to members of a class of associated individuals, an employer or other entities representing an associated class.

Federal Tax Matters

Variable Account Tax Status

Both investment income and realized capital gains of the Variable Account (i.e., income and capital gains distributed to the Variable Account by the Funds) are reinvested without tax since the Internal Revenue Code presently imposes no applicable tax. However, we reserve the right to make a deduction for taxes, should they be imposed with respect to such items in the future.

Life Insurance Qualification

Section 7702 of the Internal Revenue Code includes a definition of a life insurance Contract for tax purposes. The Secretary of the Treasury has been granted authority to prescribe regulations to carry out the purposes of the section, and proposed regulations governing mortality charges were issued in 1991. Although there is limited guidance, we believe that the Contract meets the statutory definition of life insurance. There is less guidance, however with respect to Contracts issued on a rated or substandard basis and it is not clear whether such Contracts will in all cases satisfy the applicable requirements. If it is subsequently determined that a Contract does not satisfy the applicable requirements, we may take appropriate steps to bring the Contract into compliance with such requirements and we reserve the right to restrict Contract transactions in order to do so. As such, and assuming the diversification standards of Section 817(h), (discussed below), are satisfied, (a) death benefits paid under the Contract should generally be excluded from the gross income of the Beneficiary for federal income tax purposes under Section 101(a)(1) of the Internal Revenue Code and (b) you should not generally be taxed on the Accumulated Value under a Contract, including increments thereof, prior to actual receipt.

We intend to comply with any future final regulations issued under Sections 7702 and 817(h) and any amendments to these sections, and reserve the right to make such changes as deemed necessary to assure such compliance. Any changes will apply uniformly to affected Contract Owners and will be made only after advance written notice.

Tax Treatment of the Contract

Your Contract may not qualify as life insurance after the Contract Anniversary on which the Insured attains age 100 and may be subject to tax consequences. We recommend that you receive counsel from your tax adviser. We will not be responsible for any adverse tax consequences resulting from the Contract being in effect after the Contract Anniversary on which the Insured attains age 100.

Distributions

If you surrender your Contract, the amount you receive is subject to tax as ordinary income to the extent that the amount exceeds the "investment in the Contract," which is generally the total of premiums and other consideration paid for the Contract, less all amounts received under the Contract to the extent those amounts were excludible from gross income.

Depending on the circumstances, any of the following transactions may have federal income tax consequences:

  exchange of a Contract for a life insurance, endowment or annuity Contract;
  change in the Death Benefit Option;
  policy loan;
  partial surrender;
  surrender;
  change in the ownership of a Contract;
  assignment of a Contract;
  continuation of a Contract beyond the Contract Anniversary on which the Insured attains age 100.

Modified Endowment Contracts

A modified endowment Contract (MEC) is a class of life insurance Contract created under the Internal Revenue Code. The flexible premium life insurance Contract may become classified as a MEC if it fails the Internal Revenue Code's 7-Pay Premium Test. The Contract will fail the 7-Pay Premium Test if at any time during the first seven years of the Contract, your cumulative premiums exceed the cumulative 7-Pay premiums up to that time. The 7-pay premium is generally the theoretical level annual premium that would have to be paid during the first seven Contract Years (or during the first seven years after a "material change" such as an increase in benefits) to keep the Contract in force until its maturity date with no further premiums after the seven-year period.

The following is an example of a 7-Pay Premium comparison:

                        Premium                 Cumulative           7-Pay                 Cumulative
    Year                 Paid                     Premium           Premium               7-Pay Premium
       1                  1500                      1500               1500                   1500
       2                  1000                      2500               1500                   3000
       3                  1000                      3500               1500                   4500
       4                  1000                      4500               1500                   6000
       5                  2500                      7000               1500                   7500
       6                  2500                      9500**             1500                   9000** (MEC)
       7                  1000                     10500               1500                  10500

In this example, the Contract becomes a MEC in year six. The cumulative premiums paid exceed the cumulative 7-Pay premiums.

The 7-Pay Premium Test is also administered for seven years after a "material change." A "material change" includes, but is not limited to, life insurance exchanges, term conversions, change in terms of the Contract and increases in benefits. (Increases attributable to premiums necessary to fund the lowest death benefit payable and associated interest or earnings are not material changes.) If a Contract fails to meet the 7-Pay Premium Test, it is classified a MEC.

A MEC is subject to different pre-death distribution tax rules than those of other non-MEC life insurance Contracts. All distributions, including Contract loans, partial surrenders and collateral assignments will be taxed as part of the Owner's current gross income until all of the Contract earnings have been taxed.

Distributions from a MEC are generally subject to a 10% penalty tax if taken before the Contract Owner reaches age 59 1/2. Distributions made within two years prior to the Contract becoming a MEC are also taxed as having been made in anticipation of a Contract becoming a MEC. This means that a distribution made from a Contract that is not a MEC at the time of distribution could later become taxable as a distribution from a MEC. The prior distributions will be taxed as ordinary income and may receive a 10% penalty tax if taken before you reach age 59 1/2. This penalty tax also applies to corporate owned Contracts.

When increasing or decreasing the terms or benefits of your Contract, it is important to be aware that these events can cause your Contract to be classified as a MEC.

Reducing your death benefits or additional benefits during the 7-Pay testing period results in a lower 7-Pay premium based on the lower benefit level. The lower 7-Pay premium is retroactive to the start of the 7-Pay testing period. The cumulative premium payments that you may have already made during the 7-Pay testing period could exceed the cumulative 7-Pay premiums at the new lower level and your Contract would be classified as a MEC.

Failing the 7-Pay Premium Test due to a premium payment in a current year may be remedied by the return of a portion of the premium with interest within 60 days of the end of the Contract Year. Otherwise, the Contract will remain a MEC for the life of the Contract. Please note that MEC's do not have to be corrected but you may be subject to adverse tax consequences.

We will notify you if the Contract becomes a MEC. When determining the amount includable in your gross income, all MECs purchased from us during any calendar year are treated as one MEC.

Pre-Death Distributions on Non-MEC Contracts

The taxation of pre-death distributions depends on whether your Contract is considered a MEC as discussed above.

As a general rule, upon surrender, you will be taxed on the excess of Cash Surrender Value plus unpaid Contract loans and interest over premiums paid less any untaxed partial surrenders.

Partial withdrawals are generally only taxable to the extent the partial surrender exceeds total premiums paid less prior untaxed partial surrenders. However, certain distributions that enable a Contract to continue to qualify as a life insurance Contract for federal income tax purposes, if Contract benefits are reduced during the first 15 Contract Years, may be treated in whole or in part as ordinary income subject to tax, including distributions made within two years prior to the reduction in benefits.

Generally, loans received under the Contract are not treated as subject to tax when taken. If a loan is outstanding when a Contract is canceled or lapses, the amount of the outstanding indebtedness will be considered part of the amount distributed and will be taxed accordingly. Generally, amounts of loan interest paid by individuals are considered nondeductible "personal interest."

Diversification Requirements

Section 817(h) of the Internal Revenue Code requires that the investments of the Variable Account are "adequately diversified" in order for the Contract to be treated as a life insurance Contract for federal income tax purposes. We intend that the Variable Account, through the Fund portfolios, will satisfy these diversification requirements.

In certain situations, Owners of variable life insurance Contracts have also been considered, for federal income tax purposes, to be the Owners of the assets of the Variable Account supporting their Contracts due to their ability to exercise investment control over assets. Where this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features such as the flexibility of an Owner to allocate premiums and transfer Contract accumulation values have not been explicitly addressed in published rulings. While we believe that this Contract does not give Owners investment control over Variable Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the Variable Account assets supporting the Contract.

The Contract can be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances. If you are purchasing the Contract for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Contract or a change in an existing Contract should consult a tax adviser.

Because of the complexity of the law and its unique application to every individual, you may need tax advice if you are contemplating purchase of a Contract or the exercise of options under a Contract. The above comments concerning federal income tax consequences are not exhaustive, and special rules exist with respect to situations not discussed in the prospectus.

We base the preceding description upon our understanding of current federal income tax law. Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. It is possible that any legislative change could be retroactive (that is, effective prior to the date of change). You should consult with a tax adviser with respect to legislative developments and their effect on the Contract.

The preceding comments do not take into account estate, gift, and generation-skipping transfer taxes, state income or other state tax considerations which may be involved in the purchase of a Contract or the exercise of elections under the Contract. For complete information on such federal and state tax considerations, please consult a qualified tax adviser.

Additional Benefits and Riders

We offer several riders or additional benefits that you can add to your Contract. Certain of these riders are subject to age and underwriting requirements and may be added or cancelled at any time. We generally deduct any monthly costs for these riders from Accumulated Value as part of the monthly deduction. (See Fee Table for more information regarding rider expenses.) Your Thrivent Financial associate can help you determine whether certain riders are appropriate for you. We describe any riders you choose to add more fully in your Contract.

Accidental Death Benefit

This benefit generally provides an additional death benefit when the Insured dies from accidental bodily injury. Subject to our overall limit on accidental death benefits, you may choose the amount of coverage up to the same amount as the Face Amount of your Contract. Any accidental death benefit payable would be in addition to your basic death benefit. The charge for this rider, based on Issue Age, is a per-thousand rate multiplied by the accidental death amount.

Disability Waivers

You may choose one of two different disability waivers . Waiver of monthly deductions provides that, in the event of your qualifying disability, we will waive your cost of insurance and expense deductions until the earlier of your age 100 or your recovery from disability. The charge for this rider is a percentage based on attained age multiplied by the amount of each monthly deduction.

Waiver of selected amount credits the amount selected at issue. The charge for this rider is a percentage based on attained age multiplied by the selected amount.

Applicant Waiver of Selected Amount

This benefit enables the applicant on a Contract on the life of a minor to have selected amounts credited to the Contract if the applicant becomes disabled (as described above) or dies. Amounts will be credited until the earliest of the Insured's attained age 21, age 65 of the applicant or, if applicable, the date total disability ends. The charge for this benefit is a percentage based on attained age of the applicant and Issue Age of the Insured multiplied by the selected amount .

Guaranteed Increase Option

Purchasing this option allows you to increase the amount of coverage without having to show evidence of insurability at certain pre-defined opportunities. The charge is a per-thousand rate multiplied by the size of the guaranteed increase amount.

Child Term Life Insurance

This rider generally pays a benefit to the Beneficiary in the event of the death of a covered child of the Insured prior to the Contract Anniversary following the child's 25th birthday. Conversely, in the event of the death of the Insured, the rider for any covered child will become child paid-up term insurance in force to the child's 25th birthday. Beginning on the rider anniversary on or after the covered child's 21st birthday, the child will have the option to purchase his or her own life Contract without having to provide evidence of insurability. The charge for this benefit is a per-thousand rate multiplied by the amount of rider coverage. The charge does not depend upon the number of children Insured.

This rider may be issued even if there are no eligible children at the time the Contract is issued. In this case, there is no charge for this rider while there are no covered children. If you notify us within 6 months of the first birth or adoption, your child, and any subsequent children, will be covered without evidence of insurability. Charges will begin six months after the date of birth or adoption.

Term Life Insurance and Spouse Term Life Insurance

These riders provide additional term life insurance. The riders are available on the life of the Insured and/or on the life of the spouse of the Insured for up to 30 years. The charge for this benefit is a per-thousand cost of insurance rate multiplied by the amount of rider coverage.

Cost of Living Adjustment Benefit

This benefit annually adjusts the Face Amount of the Contract and, if elected, your premium payments to keep pace with the Consumers' Price Index. The maximum increase is the lesser of 10% of the Face Amount or $50,000. As a result of increasing the Face Amount, monthly deductions will increase. Furthermore, a new schedule of decrease charges will apply to any resulting increase in Face Amount. Any resulting increase to the Face Amount will also require a new Death Benefit Guarantee Premium amount to be determined. There is no separate charge to implement this benefit, however, by electing the benefit you should anticipate increasing costs associated with increasing your Face Amount. This benefit terminates at the earlier of the Insured's age 65, 20 Contract Years or at the time the initial Face Amount doubles.

Hypothetical Illustrations

The following tables illustrate how the death benefits, Accumulated Values, and Cash Surrender Values of a hypothetical Contract could vary over an extended period. They are "hypothetical" because they are based upon several assumptions about investment returns and Contract Owner characteristics. The illustrations assume hypothetical rates of return equivalent to constant gross annual rates of 0%, 6%, and 10%.

All of the Contracts illustrated include the following:

  Male;
  Preferred Class
  Non-tobacco;
  Age 40; and
  $150,000 Face Amount.

The six illustrations vary correspondingly as follows:

                          Type of Death           Gross Annual
                             Benefit             Rate of Return
----------------------------------------------------------------
               1           Level                           0%
               2           Variable                        0%
               3           Level                           6%
               4           Variable                        6%
               5           Level                          10%
               6           Variable                       10%
----------------------------------------------------------------

The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, or 10% over a period of years, but also fluctuated above or below those averages during these Contract Years. The illustrations assume no Contract loans or partial surrenders have been taken. The amounts would differ if unisex rates were used.

Gross and net returns are shown at the top of each column. The gross return represents the combined effect of investment income and realized and unrealized capital gains and losses of the portfolios before any reduction is made for Contract, management fees and other expenses. The net return reflects the average total annual portfolio expenses (before any applicable waivers and reimbursements) of 0.74%. Assuming current charges, gross returns of 0%, 6% and 10% are equivalent to net returns of -0.74%, 5.26% and 9.26% respectively.

All premiums are illustrated as if they were made at the beginning of the year.

The tables illustrate the cost of insurance and other charges at both current rates and the maximum rates guaranteed in the Contract. The amounts shown at the end of each Contract Year reflect a daily management fee and other expenses equivalent to an annual rate of 0.74% of the aggregate average daily net assets of the portfolios. This hypothetical rate is representative of the average management fee plus other expenses applicable to the portfolios in which the Subaccounts invest. This rate assumes that the Accumulated Value is allocated equally among the Subaccounts and is based on the 2002 expenses for existing portfolios and anticipated expenses for new portfolios. Expenses may vary by portfolio and are subject to agreements by the sponsor to waive or otherwise reimburse certain portfolios for operating expenses that exceed certain limits. There can be no assurance that such expense reimbursement arrangements will continue in the future. The rate used in the illustrations reflects portfolio expenses prior to any such waivers and reimbursements. Values illustrated would be higher if these reimbursements had been taken into account. The actual charge under a Contract for portfolio expenses will depend on the actual allocation of the Accumulated Value.

The illustrations also assume the deduction of administrative, sales and mortality and expense risk charges. The illustrations reflect the fact that we do not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher gross rate of return than the rates shown to produce the death benefits, Accumulated Values and Cash Surrender Values shown.

The following table outlines the current and maximum annual mortality and expense risk charge that is assessed based on the Accumulated Value of all of the Subaccounts on the date the charge is deducted. No mortality and risk expense charges are deducted from the Fixed Account.

                                               Current M&E Charge                          Maximum M&E Charge
                                                                      For Contract Years:
   Subaccount Accumulated Value           0 to 10       More than 10 years           0 to 10          More than 10 years
------------------------------------ ------------------ --------------------- ---------------------- -----------------------
o          0 up to $25,000                 0.95%               0.70%                  1.10%                  0.90%
             (monthly)                   (0.07882)           (0.05815)              (0.09121)              (0.07469)
o          Next $75,000                    0.75                 0.50                  1.00                    0.80
             (monthly)                   (0.06229)           (0.04157)              (0.08295)              (0.06642)
o          $100,000 and above              0.55                 0.30                  0.90                    0.70
             (monthly)                   (0.04572)           (0.02497)              (0.07469)              (0.05815)

If you request, we will furnish a free personalized illustration reflecting the proposed Insured's age, gender, risk class, Face Amount, Death Benefit Option, and premium amount you have requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ substantially from those shown in the following tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all assumptions on which the personalized illustration is based.

If you are considering the purchase of a variable life insurance Contract from another insurance company, you should not rely upon these tables for comparison purposes. We will furnish, upon request, a comparable illustration based on the proposed Insured Issue Age, risk class, gender, Face Amount, Death Benefit Option and premium amount requested.

                                                    FLEXIBLE PREMIUM VARIABLE  LIFE
                                                        Hypothetical Illustration
                                                     Based on 0% Rate of Return

                                                            Issue Age: 40
                                                           Risk Class: Preferred Non-tobacco
                                                 Death Benefit Option: Option 1 (Level)
                                                          Face Amount: $150,000
                                                                  Sex:  Male
                                                      Annual Premiums: $2,000

                                 0% (-0.74% net)                                               0% (-0.74 net)
                           Hypothetical Rate of Return                                   Hypothetical Rate of Return
 End of                         & Maximum Charges                                             & Current Charges
Contract         Premium     Death        Accumulated        Cash         Premium         Death         Accumulated          Cash
  Year    Age    Outlay     Benefit          Value        Surr Value       Outlay        Benefit           Value          Surr Value
    1      41    $2,000       $150,000      $1,424            $0           $2,000          $150,000       $1,426              $0
    2      42    $2,000       $150,000      $2,791           $583          $2,000          $150,000       $2,810             $602
    3      43    $2,000       $150,000      $4,118          $1,910         $2,000          $150,000       $4,153            $1,945
    4      44    $2,000       $150,000      $5,391          $3,183         $2,000          $150,000       $5,459            $3,251
    5      45    $2,000       $150,000      $6,610          $4,402         $2,000          $150,000       $6,735            $4,527
    6      46    $2,000       $150,000      $7,777          $5,937         $2,000          $150,000       $7,979            $6,140
    7      47    $2,000       $150,000      $8,877          $7,405         $2,000          $150,000       $9,198            $7,727
    8      48    $2,000       $150,000      $9,927          $8,823         $2,000          $150,000       $10,392           $9,288
    9      49    $2,000       $150,000      $10,913         $10,176        $2,000          $150,000       $11,562          $10,825
   10      50    $2,000       $150,000      $11,836         $11,468        $2,000          $150,000       $12,707          $12,339
   15      55    $2,000       $150,000      $15,432         $15,432        $2,000          $150,000       $18,252          $18,252
   20      60    $2,000       $150,000      $16,378         $16,378        $2,000          $150,000       $22,991          $22,991
   25      65    $2,000       $150,000      $13,054         $13,054        $2,000          $150,000       $25,437          $25,437
   30      70    $2,000       $150,000      $2,033          $2,033         $2,000          $150,000       $23,983          $23,983
   60     100      $0         $0              $0              $0             $0                  $0         $0                $0

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

                                                       FLEXIBLE PREMIUM VARIABLE  LIFE
                                                           Hypothetical Illustration
                                                        Based on 0% Rate of Return

                                                               Issue Age: 40
                                                              Risk Class: Preferred Non-tobacco
                                                   Death Benefit Option:  Option 2 (Variable)
                                                             Face Amount: $150,000
                                                                     Sex: Male
                                                         Annual Premiums: $2,000

                                   0% (-0.74% net)                                               0% (-0.74 net)
                             Hypothetical Rate of Return                                  Hypothetical Rate of Return
 End of                           & Maximum Charges                                            & Current Charges
Contract        Premium         Death        Accumulated        Cash         Premium         Death         Accumulated        Cash
  Year    Age    Outlay        Benefit          Value        Surr Value       Outlay        Benefit           Value       Surr Value
    1      41    $2,000       $151,420         $1,420            $0           $2,000        $151,422         $1,422            $0
    2      42    $2,000       $152,779         $2,779           $571          $2,000        $152,797         $2,797           $591
    3      43    $2,000       $154,096         $4,096          $1,888         $2,000        $154,131         $4,131          $1,923
    4      44    $2,000       $155,352         $5,352          $3,144         $2,000        $155,422         $5,422          $3,214
    5      45    $2,000       $156,551         $6,551          $4,343         $2,000        $156,678         $6,678          $4,470
    6      46    $2,000       $157,692         $7,692          $5,851         $2,000        $157,900         $7,900          $6,061
    7      47    $2,000       $158,759         $8,759          $7,287         $2,000        $159,093         $9,093          $7,621
    8      48    $2,000       $159,771         $9,771          $8,667         $2,000        $160,257         $10,257         $9,153
    9      49    $2,000       $160,711         $10,711         $9,974         $2,000        $161,392         $11,392        $10,656
   10      50    $2,000       $161,580         $11,580         $11,213        $2,000        $162,500         $12,500        $12,153
   15      55    $2,000       $164,753         $14,753         $14,753        $2,000        $167,792         $17,792        $17,792
   20      60    $2,000       $164,928         $14,928         $14,928        $2,000        $172,124         $22,124        $22,124
   25      65    $2,000       $160,452         $10,452         $10,452        $2,000        $173,689         $23,689        $23,689
   30      70      $0            $0              $0              $0           $2,000        $170,608         $20,608        $20,608
   60     100      $0            $0              $0              $0             $0             $0              $0              $0

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

                                                         FLEXIBLE PREMIUM VARIABLE  LIFE
                                                            Hypothetical Illustration
                                                         Based on 6% Rate of Return

                                                                Issue Age: 40
                                                               Risk Class: Preferred Non-tobacco
                                                     Death Benefit Option: Option 1 (Level)
                                                              Face Amount: $150,000
                                                                      Sex: Male
                                                          Annual Premiums: $2,000

                                  6% (5.26% net)                                               6% (5.26% net)
                           Hypothetical Rate of Return                                  Hypothetical Rate of Return
 End of                         & Maximum Charges                                            & Current Charges
Contract      Premium         Death         Accumulated        Cash        Premium         Death         Accumulated        Cash
  Year    Age  Outlay        Benefit           Value        Surr Value      Outlay        Benefit           Value        Surr Value
    1      41  $2,000           $150,000      $1,523            $0          $2,000        $150,000         $1,525            $0
    2      42  $2,000           $150,000      $3,076           $868         $2,000        $150,000         $3,096           $888
    3      43  $2,000           $150,000      $4,679          $2,471        $2,000        $150,000         $4,717          $2,509
    4      44  $2,000           $150,000      $6,317          $4,109        $2,000        $150,000         $6,393          $4,185
    5      45  $2,000           $150,000      $7,993          $5,785        $2,000        $150,000         $8,133          $5,925
    6      46  $2,000           $150,000      $9,709          $7,869        $2,000        $150,000         $9,939          $8,100
    7      47  $2,000           $150,000      $11,451         $9,979        $2,000        $150,000         $11,819        $10,347
    8      48  $2,000           $150,000      $13,237        $12,133        $2,000        $150,000         $13,777        $12,673
    9      49  $2,000           $150,000      $15,055        $14,318        $2,000        $150,000         $15,816        $15,079
   10      50  $2,000           $150,000      $16,906        $16,539        $2,000        $150,000         $17,941        $17,573
   15      55  $2,000           $150,000      $26,766        $26,766        $2,000        $150,000         $30,327        $30,327
   20      60  $2,000           $150,000      $36,864        $36,864        $2,000        $150,000         $45,685        $45,685
   25      65  $2,000           $150,000      $46,140        $46,140        $2,000        $150,000         $63,687        $63,687
   30      70  $2,000           $150,000      $52,376        $52,376        $2,000        $150,000         $84,563        $84,563
   60     100    $0             $0              $0              $0          $2,000        $400,637        $400,637        $400.637

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

                                                    FLEXIBLE PREMIUM VARIABLE  LIFE
                                                          Hypothetical Illustration
                                                       Based on 6% Rate of Return

                                                             Issue Age: 40
                                                            Risk Class: Preferred Non-tobacco
                                                 Death Benefit Option:  Option 2 (Variable)
                                                           Face Amount: $150,000
                                                                   Sex: Male
                                                       Annual Premiums: $2,000

                                 6% (5.26% net)                                                6% (5.26% net)
                           Hypothetical Rate of Return                                   Hypothetical Rate of Return
 End of                         & Maximum Charges                                             & Current Charges
Contract     Premium         Death        Accumulated         Cash         Premium          Death         Accumulated        Cash
  Year   Age  Outlay        Benefit          Value         Surr Value       Outlay         Benefit           Value        Surr Value
   1     41   $2,000        $151,519         $1,519            $0           $2,000        $151,521          $1,521            $0
   2     42   $2,000        $153,063         $3,063           $855          $2,000        $153,084          $3,084           $876
   3     43   $2,000        $154,653         $4,653          $2,445         $2,000        $154,691          $4,691          $2,483
   4     44   $2,000        $156,271         $6,271          $4,063         $2,000        $156,349          $6,349          $4,141
   5     45   $2,000        $157,919         $7,919          $5,711         $2,000        $158,063          $8,063          $5,855
   6     46   $2,000        $159,599         $9,599          $7,758         $2,000        $159,837          $9,837          $7,998
   7     47   $2,000        $161,292        $11,292          $9,820         $2,000        $161,677          $11,677        $10,205
   8     48   $2,000        $163,018        $13,018         $11,914         $2,000        $163,587          $13,587        $12,483
   9     49   $2,000        $164,760        $14,760         $14,024         $2,000        $165,568          $15,568        $14,832
   10    50   $2,000        $166,519        $16,519         $16,151         $2,000        $167,626          $17,626        $17,258
   15    55   $2,000        $175,504        $25,504         $25,504         $2,000        $179,469          $29,469        $29,469
   20    60   $2,000        $183,476        $33,476         $33,476         $2,000        $193,701          $43,701        $43,701
   25    65   $2,000        $188,047        $38,047         $38,047         $2,000        $208,835          $58,835        $58,835
   30    70   $2,000        $184,653        $34,653         $34,653         $2,000        $222,656          $72,656        $72,656
   60    100    $0             $0              $0              $0             $0             $0               $0              $0

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

                                                      FLEXIBLE PREMIUM VARIABLE  LIFE
                                                         Hypothetical Illustration
                                                      Based on 10% Rate of Return

                                                            Issue Age: 40
                                                           Risk Class: Preferred Non-tobacco
                                                 Death Benefit Option: Option 1 (Level)
                                                          Face Amount: $150,000
                                                                  Sex: Male
                                                      Annual Premiums: $2,000

                                10% (9.26% net)                                                 10% (9.26% net)
                          Hypothetical Rate of Return                                     Hypothetical Rate of Return
 End of                        & Maximum Charges                                               & Current Charges
Contract       Premium      Death         Accumulated         Cash         Premium        Death         Accumulated         Cash
  Year    Age   Outlay     Benefit           Value         Surr Value       Outlay       Benefit           Value         Surr Value
    1      41   $2,000    $150,000           $1,589            $0           $2,000       $150,000         $1,591             $0
    2      42   $2,000    $150,000           $3,273          $1,065         $2,000       $150,000         $3,294           $1,086
    3      43   $2,000    $150,000           $5,079          $2,871         $2,000       $150,000         $5,119           $2,911
    4      44   $2,000    $150,000           $7,001          $4,793         $2,000       $150,000         $7,082           $4,874
    5      45   $2,000    $150,000           $9,048          $6,840         $2,000       $150,000         $9,199           $6,991
    6      46   $2,000    $150,000          $11,233          $9,392         $2,000       $150,000         $11,484          $9,645
    7      47   $2,000    $150,000          $13,550          $12,079        $2,000       $150,000         $13,955          $12,483
    8      48   $2,000    $150,000          $16,031          $14,927        $2,000       $150,000         $16,629          $15,525
    9      49   $2,000    $150,000          $18,672          $17,936        $2,000       $150,000         $19,523          $18,787
   10      50   $2,000    $150,000          $21,491          $21,123        $2,000       $150,000         $22,658          $22,590
   15      55   $2,000    $150,000          $39,050          $39,050        $2,000       $150,000         $43,289          $43,289
   20      60   $2,000    $150,000          $63,828          $63,828        $2,000       $150,000         $74,717          $74,717
   25      65   $2,000    $150,000          $100,077        $100,077        $2,000       $150,000        $122,480         $122,480
   30      70   $2,000    $181,275          $156,272        $156,272        $2,000       $226,969        $195,663         $195,2663
   60     100   $2,000   $1,762,885        $1,762,885      $1,762,885       $2,000      $2,524,278      $2,524,278       $2,524,278

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

                                                         FLEXIBLE PREMIUM VARIABLE  LIFE
                                                            Hypothetical Illustration
                                                         Based on 10% Rate of Return

                                                             Issue Age: 40
                                                            Risk Class: Preferred Non-tobacco
                                                  Death Benefit Option: Option 2 (Variable)
                                                           Face Amount: $150,000
                                                                   Sex: Male
                                                       Annual Premiums: $2,000

                              10% (9.26% net)                                                10% (9.26% net)
                        Hypothetical Rate of Return                                    Hypothetical Rate of Return
 End of                      & Maximum Charges                                              & Current Charges
Contract       Premium    Death          Accumulated        Cash         Premium         Death          Accumulated        Cash
  Year   Age   Outlay    Benefit            Value        Surr Value      Outlay         Benefit            Value        Surr Value
   1     41    $2,000    $151,584          $1,584            $0          $2,000         $151,587          $1,587            $0
   2     42    $2,000    $153,259          $3,259          $1,051        $2,000         $153,281          $3,281          $1,073
   3     43    $2,000    $155,051          $5,051          $2,843        $2,000         $155,091          $5,091          $2,883
   4     44    $2,000    $156,949          $6,949          $4,741        $2,000         $157,032          $7,032          $4,824
   5     45    $2,000    $158,963          $8,963          $6,755        $2,000         $159,118          $9,118          $6,910
   6     46    $2,000    $161,102          $11,102         $9,262        $2,000         $161,363          $11,363         $9,524
   7     47    $2,000    $163,357          $13,357         $11,886       $2,000         $163,782          $13,782         $12,310
   8     48    $2,000    $165,758          $15,758         $14,654       $2,000         $166,391          $16,391         $15,287
   9     49    $2,000    $168,295          $18,295         $17,559       $2,000         $169,206          $19,206         $18,469
   10    50    $2,000    $170,981          $20,981         $20,614       $2,000         $172,243          $22,243         $21,875
   15    55    $2,000    $187,137          $37,137         $37,137       $2,000         $191,984          $41,984         $41,984
   20    60    $2,000    $207,835          $57,835         $57,835       $2,000         $221,239          $71,239         $71,239
   25    65    $2,000    $232,973          $82,973         $82,973       $2,000         $262,644         $112,644        $112,644
   30    70    $2,000    $260,661         $110,661        $110,661       $2,000         $320,320         $170,220        $170,220
   60    100     $0         $0               $0              $0          $2,000        $1,129,809        $979,809        $979,809

Values would be different from those shown above even if the actual gross annual rates of return averaged the assumed rate of return shown over a period of years but varied above or below that average during the period. The above values assume no loans or withdrawals are taken.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment experience of the Variable Account, and the allocations made to the Variable Account. We make no representations that these hypothetical rates of return can be achieved for any one year or sustained over any period of time. This is an illustration. An illustration is not intended to predict actual performance. Rates of return and values set forth in the illustration are not guaranteed.

Legal Proceedings

There are no pending proceedings commenced by, or known to be contemplated by a governmental authority, and no pending legal proceedings, material with respect to prospective purchasers of the Contracts, to which the Variable Account, Thrivent Financial or the principal underwriter is a party to or to which the assets of the Variable Account are subject. As a fraternal benefit society offering Contracts of insurance, we are routinely involved in litigation. We do not believe that any current litigation or administrative proceeding is material to our ability to meet our obligations under the Contract or to the Variable Account, nor do we expect to incur significant losses from such actions.

Financial Statements

The financial statements of Thrivent Financial ant the Variable Account are contained in the statement of additional information. The statement of additional information also contains the financial statements for Aid Association for Lutherans and Lutheran Brotherhood, the two companies merged to form Thrivent Financial.

Glossary

AAL Fund: AAL Variable Product Series Fund, Inc., one of the portfolio companies described in a prospectus accompanying this prospectus.

Accumulated Value: The total value of the Contract. Accumulated Value equals the sum of the Subaccounts, the Fixed Account, the DCA Fixed Account and the Loan Account.

Accumulation Unit: A unit of measure used to calculate the Accumulated Value in each Subaccount of the Variable Account.

Accumulation Unit Value: On any Valuation Date, the value of the Accumulation Unit of each Subaccount of the Variable Account.

Automatic Asset Rebalancing: An elective feature of the Contract that provides an automatic rebalancing of Accumulated Values of Subaccounts in accordance with your previously established rebalancing percentages.

Beneficiary: The person(s) named by the Contract Owner to receive the death Proceeds under the Contract. A Beneficiary need not be a natural person.

Cash Surrender Value: The Accumulated Value of the Contract less any applicable decrease charges and outstanding loan balances and any deferred monthly deductions.

Commuted Value: The present value of any remaining future payments for the rest of the guaranteed payment period.

Contract: The flexible premium variable life insurance Contract offered by us, (Thrivent Financial) and described in this prospectus. The Contract consists of the Contract, any additional riders or benefits, amendments, endorsements, the application and the articles of incorporation and bylaws.

Contract Anniversary: The same date in each succeeding year as the Issue Date.

Contract Date: The later of the Issue Date or the date we receive in Good Order the first premium payment at our Service Center.

Contract Year: The 12-month period following the Issue Date or a Contract Anniversary. The Contract Year is always based upon the time elapsed since the Issue Date.

DCA Fixed Account: You establish this account only when you set up the Dollar Cost Averaging plan. Net Premiums are directed to this account for subsequent monthly transfers into Subaccounts according to your allocation instructions. This DCA Fixed Account that is credited interest and is not a Subaccount. The DCA Fixed Account is part of our general account, which includes all of our assets other than those in any Variable Account. The DCA Fixed Account is included as part of the Accumulated Value of your Contract.

Death Benefit Guarantee: A Contract provision that guarantees that insurance coverage will not lapse if your Cash Surrender Value is not adequate to cover the current monthly deductions. There are two levels of Death Benefit Guarantees available: basic and enhanced. You must meet the premium requirements for one or both of the Death Benefit Guarantees for the Contract to remain in force in the event your Cash Surrender Value is not adequate.

Death Benefit Guarantee Premium: The minimum monthly premium required to keep the Death Benefit Guarantees in effect. Different combinations of age, gender, risk class, Face Amount, Death Benefit Option and additional benefits will result in different Death Benefit Guarantee Premiums.

Death Benefit Option: Either of the two methods used to determine the death benefit.

Death Proceeds: The amount paid upon the death of the Insured.

Dollar Cost Averaging: An elective program that systematically moves dollars from either the DCA Fixed Account or the Money Market Subaccount.

Face Amount: The amount of life insurance for which we issued the Contract. The Face Amount of your Contract may change, as described in your Contract.

Fixed Account: The Fixed Account credits an interest rate. The Fixed Account is part of our general account, which includes all of our assets other than those in any Variable Account. The Fixed Account is not a Subaccount.

Free Look Period: The period of time in which you have the right to cancel your Contract without a decrease charge (in most states, within 10 days of issue).

Good Order: Any request that is made upon the appropriate, fully completed and executed Thrivent Financial form received at our Service Center in Appleton, Wisconsin.

Insured: The person on whose life the Contract is issued.

Internal Revenue Code: The Internal Revenue Code of 1986, as amended.

Issue Age: The age of the Insured as of his or her last birthday on the Issue Date.

Issue Date: Issue Date is the date coverage begins under the Contract and the date we issue the Contract. We will issue the Contract when the application is in Good Order and approved by us.

LB Fund: LB Series Fund, Inc., one of the portfolio companies described in a prospectus accompanying this prospectus.

Loan Account: If there is a loan against the Contract, we set up a Loan Account for you. The Loan Account is equal to the amount transferred from any Subaccount, Fixed Account and/or any DCA Fixed Account to secure the loan plus any interest credited.

Monthly Deduction Date: The date each month on which we deduct charges from Accumulated Value. These monthly deductions occur once each month on the nearest Valuation Date, on or preceding the day of the month which corresponds to the day of the month that we issued the Contract.

Net Premium: The amount invested in the Contract after a 5% charge is taken for sales expenses.

Owner: The person or entity who owns the Contract. The person may be the Insured or an employer, a trust or any other individual or entity specified in the application.

portfolio company: An investment company or mutual fund consisting of several portfolios that underlies Subaccounts of the Variable Account.

Service Center: Our Ballard Road Operations Center at 4321 North Ballard Road, Appleton, Wisconsin 54919-0001. Telephone: (800) 847-4836. E-mail: mail@thrivent.com.

Subaccount: A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding portfolio of a portfolio company.

Thrivent Financial: Thrivent Financial for Lutherans, a fraternal benefit society organized under the laws of the state of Wisconsin, owned by and operated for its members. Thrivent Financial is the issuer of the Contracts.

Thrivent Financial associate: A person who is appropriately licensed by state insurance department officials to sell the Contracts, and is a licensed registered representative of Thrivent Investment Management Inc.

Thrivent Investment Management: Thrivent Investment Management Inc., an indirect subsidiary of Thrivent Financial and a registered broker-dealer and investment adviser. It serves as principal underwriter of the Contracts.

Valuation Date: Any day upon which both the New York Stock Exchange is open for regular trading and we are open for business.

Valuation Period: The period from the end of one Valuation Date to the end of the next Valuation Date.

Variable Account: Thrivent Variable Life Account I, a segregated asset account that is separate from our general account.

we, us, our: Thrivent Financial.

Written Request: A Written Request or notice signed by the Owner, received in Good Order by us at our Service Center and satisfactory in form and content to us.

you, your: The Owner of the Contract.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

Thrivent Financial for Lutherans

Additional Information about Operation of Contracts and Registrant

      Entire Contract
      Beneficiaries
      Assignment of Ownership
      Successor Owners
      Rights we Reserve
      Basis of Computations
      Reports to Contract Owners
      Incontestability
      Statements in the Application
      Misstatement of Age or Gender
      Suicide Exclusion
Premiums
Principal Underwriter
Distribution
Performance Information
Standard and Poor's Disclaimer
Financial Statements

To learn more about the Contract, you should read the Statement of Additional Information (SAI) that is incorporated by reference into this prospectus. The table of contents for the SAI appears on the last page of this prospectus. The prospectus and the SAI are available upon request. You can get these documents and more information about the Contract and the portfolio companies free by the following means:

Written Request:

Thrivent Financial for Lutherans
Insurance Interaction Center
4321 North Ballard Road
Appleton, WI 54919-0001

E-Mail Address:

mail@thrivent.com

Toll-Free Telephone Number:

(800) 847-4836

We will furnish upon request a copy of personalized illustrations of your Contract's death benefits, Cash Surrender Values, and Accumulated Values.

You can also review and get copies of the prospectus, SAI and annual report by visiting the Securities and Exchange Commission's Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling (202) 942-8090. Reports and other information about Thrivent Variable Life Account I are available on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102.

Thrivent Variable Life Account I
SEC file number: 811-08289

THRIVENT VARIABLE LIFE ACCOUNT I

Statement of Additional
Information
Dated
December 31, 2003

THRIVENT VARIABLE LIFE INSURANCE
Offered By:

THRIVENT FINANCIAL FOR LUTHERANS
625 Fourth Avenue South
Minneapolis, MN 55415

This Statement of Additional Information (SAI) contains additional information about the flexible premium variable life insurance contract (contract) offered by Thrivent Financial for Lutherans (Thrivent Financial) to persons eligible for membership in Thrivent Financial. This SAI is not a prospectus and should be read together with the prospectus for the contract dated December 31, 2003. Terms used in this SAI that are not otherwise defined herein have the same meanings given to them in the prospectus that is incorporated by reference. A copy of the prospectus may be obtained at no charge by writing Thrivent Financial (attention: Thrivent Financial Service Center) at 4321 North Ballard Road, Appleton, WI 54919, or by calling (800) 847-4836.

The date of this SAI is December 31, 2003.

TABLE OF CONTENTS                                                                                                           SAI Page
THRIVENT FINANCIAL FOR LUTHERANS                                                                                            SAI-2
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT
                                                                                                                            SAI-2
           Entire Contract
           Beneficiaries
           Assignment of Ownership
           Successor Owners
           Rights we Reserve
           Basis of Computations
           Reports to Contract Owners
           Incontestability
           Statements in the Application
           Misstatement of Age or Gender
           Suicide Exclusion
PREMIUMS                                                                                                                    SAI-4
PRINCIPAL UNDERWRITER                                                                                                       SAI-4
STANDARD & POOR'S DISCLAIMER                                                                                                SAI-5
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS/ACCOUNTANTS                                                                   SAI-7

THRIVENT FINANCIAL FOR LUTHERANS

On January 1, 2002, Lutheran Brotherhood (LB) merged with and into Aid Association for Lutherans (AAL) creating the largest fraternal benefit society in the United States: Thrivent Financial for Lutherans (Thrivent Financial). AAL was chartered in 1902 in the state of Wisconsin, LB was chartered in 1917 in the state of Minnesota. Today, Thrivent Financial is a not-for-profit, non-stock, membership organization operating under the laws of the state of Wisconsin. We are licensed to do business as a fraternal benefit society in all states. Thrivent Financial provides high quality insurance coverage, financial products, financial services, and fraternal benefits to help enhance the lives of our members. Thrivent Financial operates under its Articles of Incorporation and Bylaws. Membership is open to Lutherans and their families, individuals employed by, or associated with, Lutheran organizations, and individuals who are co-owners of closely held businesses owned primarily by Lutherans, and subject to our membership eligibility rules.

ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS AND REGISTRANT

Entire Contract

Your entire insurance contract consists of:

  the contract including any attached riders, endorsements or amendments;
  the application attached to the contract, including any applications for increase in the face amount; and
  the Thrivent Financial Articles of Incorporation and Bylaws which are in effect on the issue date of the contract.

Beneficiaries

The beneficiary is the person, entity or organization you name to receive the death benefit after the insured's death. You may name one or more beneficiaries to receive the death benefit. If no beneficiary has been named or the beneficiary does not survive the insured, the death benefit will be paid to you, the contact owner (if you are not the insured), otherwise to your estate (in accordance with applicable state law). Thrivent Financial's bylaws list those eligible to be named beneficiaries. You may designate beneficiaries as either first, second or third class. Unless otherwise specified, we will distribute death benefit in the following order to beneficiaries:

  equally to the beneficiaries in the first class. If none are living, then;
  equally to the beneficiaries in the second class. If none are living, then;
  equally to the beneficiaries in the third class.

If a beneficiary dies within 15 days after the death of the insured, we will consider the beneficiary to have died before the insured for purposes of paying the death benefit.

You may change beneficiaries by sending a written request to our service center. We will give you a special form to make this request. We must approve any change in beneficiary. Any such change is effective on the date you designate on your written request, or the date we receive your written request in good order at our service center if no date appears on the request. A change in beneficiary is only effective if the request was mailed or delivered to us while the insured is alive. We are not liable for any payments made or actions taken by us before we receive and approve changes in beneficiary designations.

Assignment of Ownership

You may assign your contract by sending a written request, in good order, to our service center any time before the death of the insured. You may assign the contract as collateral security for a loan or other obligation. This may limit your rights to the cash value and the beneficiary's rights to the benefit. Any contract loan obtained before an assignment is recorded at our service center has priority over the assignment. To assign your contract as collateral for a loan, you must send a written request to our service center. We will provide you with a specific form to make any assignment requests. We must receive and approve any assignment request before it is effective. Once we approve it, the assignment is effective on the date you designated on your written request, or the date we receive it in good order at our service center if no date appears on the request. We are not liable for any payment we make or action we take before we receive and approve an assignment. We are not responsible for the validity or tax consequences of any transfer of ownership.

Before you consider assigning, selling, pledging or transferring your contract, you should consider the tax implications. See "Federal Tax Matters" in the prospectus for more information.

The interest of any beneficiary will be subject to any collateral assignment. Any indebtedness and interest charged against your contract or any agreement for a reduction in benefits shall have priority over the interest of any owner, beneficiary or collateral assignee under the contract.

Successor Owners

If you are the owner of the contract but you are not the insured, you should name a successor owner who will become the owner if you die before the insured. If you do not designate a successor owner, your estate will become the new owner upon your death. You may designate or change a successor owner by submitting a written request to our service center. We will give you a special form on which to make this request. We must receive and approve any successor owner request before it is effective. Once we approve it, the successor owner designation is effective on the date you designated on your written request or the date we receive it, in good order, at our service center if no date appears on the request. We are not liable for any payment we make or action we take before we receive and approve the designation. We are not responsible for the validity of any designation or change of a successor owner.

Rights We Reserve

We may have to reject a premium if applicable law mandates such action. We may also be required to block a contract owner's account and thereby refuse any request for transfers, partial surrenders, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Subject to applicable law, we reserve the right to make certain changes if we determine they would serve your interests or if it would be appropriate in carrying out the purposes of the contract. When it is required, we will obtain your approval or regulatory approval. Some examples of such changes we may make include, but are not limited to:

  operating the variable account in any form allowed under the 1940 Act or in any other form allowed by law;
  adding, deleting, combining or modifying subaccounts in the variable account;
  restricting or eliminating any voting rights of contract owners or other persons who have voting rights as to the variable account;
  adding, deleting or substituting, for the portfolio shares held in any subaccount, the shares of another portfolio of the Funds or the shares of another fund or any other investment allowed by law;
  making any amendments to the contracts necessary for the contracts to comply with the provisions of the Code or any other applicable federal or state law; and
  substituting the shares of any registered investment company for shares of any other registered investment company already purchased or to be purchased in the future by the variable account provided that the substitution has been approved by the SEC.

Basis of Computations

Minimum guaranteed cash values for the fixed account are based on the Commissioner's 1980 Standard Ordinary Mortality Table, age at last birthday, and interest at the rate of 3%. These values equal or exceed the minimum values required by law. We filed a detailed statement explaining the manner in which we calculate cash values with the insurance department of the state or district where we delivered this contract.

Reports to Contract Owners

At least once each contract year, we will send you a report concerning the status of your contract. There is no charge for this report.

We will also send periodic reports with financial information on the portfolios, including information on the investments held in each portfolio as required by the SEC.

We will send confirmation notices during the year reflecting certain contract transactions.

Upon request, we will send you an illustration of hypothetical values for the contract. We may charge a reasonable fee for each illustration requested.

Incontestability

We will not contest the validity of the contract after it has been in effect, during the lifetime of the insured, for two years from the issue date except for any provisions granting benefits in the event of total disability. We will not contest the validity of an increase in the face amount after it has been in effect, during the lifetime of the insured, for two years from the date of increase. Any contest of the validity of the increase will be limited to statements made in the application for the increase. See the contract for more details.

Statements in the Application

Statements made in the application will be treated as representations and not warranties. We will not use any statement to void the contract or to deny a claim unless it appears in the application.

Misstatement of Age or Gender

The values of the contract are based on the insured's age and gender (in some states). If the date of birth or gender shown on the application is incorrect, the proceeds payable will be adjusted to the amount that would be provided by the most recent cost of insurance charge at the correct age or gender (in some states).

Suicide Exclusion

Generally, if the insured commits suicide within two years of the date of issue, we will not pay a death benefit but will return all premiums paid less any partial surrenders or any loans and accrued interest on loans. The period of the suicide exclusion provision becomes effective at issue and upon each increase in the face amount. If a suicide occurs within two years of the increase, only the cost of insurance for the amount of increase will be refunded.

PREMIUMS

If mandated under applicable law, we may be required to reject an initial premium. We may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, partial surrenders, surrenders, loans or death benefits, until instructions are received from the appropriate regulator.

Sometimes we are not able to accept premiums. We reserve the following rights to ensure compliance with provisions in the Internal Revenue Code to retain the tax deferral quality, or exclusion of increases in cash value and death benefits from gross income:

  to accept certain large premiums;
  to refund premiums;
  to refund the earnings on premiums; and
  to refund any necessary cash value.

PRINCIPAL UNDERWRITER

Thrivent Investment Management Inc. , 625 Fourth Avenue South, Minneapolis, Minnesota 55415 is an indirect subsidiary of Thrivent Financial and a registered broker-dealer. Thrivent Investment Management is a corporation organized under Delaware law in 1986 and it serves as the principal underwriter of the contracts. Contracts are distributed by financial associates of Thrivent Investment Management. Thrivent Investment Management is a member of the National Association of Security Dealers, Inc. (NASD), and is a broker-dealer registered with the SEC under the Securities Exchange Act of 1934. It also serves as the principal underwriter of other variable accounts established by Thrivent Financial. Thrivent Investment Management's fiscal year operates on a calendar year basis.

Duly licensed financial associates of Thrivent Investment Management are also licensed by state insurance departments to sell the contracts as registered representatives. Thrivent Investment Management may execute selling agreements with other broker-dealer firms to sell the contracts. In addition, we may retain other firms to serve as principal underwriters of the contracts. We offer the contracts in all states where it is authorized to do so.

Thrivent Investment Management will pay the financial associates commissions and other distribution compensation on the sale of the contracts. This will not result in any charge to you in addition to the charges already described in this prospectus. Thrivent Investment Management pays financial associates a commission of up to 60% of target premium in the first year, up to 20% of the target premium in year two and up to 10% of target premium in year three. In addition to direct compensation, financial associates may be eligible to receive other benefits based on the amount of earned commissions. Compensation may be paid in the form of non-cash compensation, subject to applicable regulatory requirements. We intend to recoup commissions and other sales expenses through fees and charges imposed under the contract. Commissions paid on the contract, including other incentives or payments, are not charged directly to the owners of the variable account.

Thrivent Financial paid underwriting commissions for the last three fiscal years as shown below. Of these amounts, of Thrivent Investment Management retained $0.

                   2000                        2001                        2002
              $4,190,154.17                $4,050,849.31              $1,897,318.11

STANDARD AND POOR'S DISCLAIMER

The contracts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the contracts or any member of the public regarding the advisability of investing in securities generally or in the contracts particularly or the ability of the S&P MidCap 400 Index, S&P 500 or the S&P SmallCap 600 Indexes to track general stock market performance. S&P's only relationship to is the licensing of certain trademarks and trade names of S&P and of the S&P MidCap 400 Index, S&P 500 and S&P 600 SmallCap Indexes which are determined composed and calculated by the S&P without regard to the Licensee or the contracts. S&P is not responsible for, and has not participated in, the determination of the prices and amount of the contract or the timing of the issuance or sale of the contracts or in the determination or calculation of the equation by which the contract is to be converted into cash. S&P has no obligation or liability in connection with administration, marketing or trading of the contracts.

S&P does not guarantee the accuracy and/or the completeness of the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by Thrivent Financial, owners of the contracts, or any other person/entity from the use of the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P MidCap 400 Index, S&P 500 or the S&P 600 SmallCap indexes or any data included therein. Without limiting any of the foregoing, in no event shall S&P have liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS/ACCOUNTANTS

The consolidated financial statements of Thrivent Financial at December 31, 2002 and 2001 and for the years then ended, appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein which, as to the year 2001, are based in part on the report of PricewaterhouseCoopers LLP, independent accountants. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of AAL at December 31, 2000 and 1999, and for the years then ended, appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference elsewhere herein. The financial statements referred to above are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Thrivent Variable Life Account I at December 31, 2002 and for the periods indicated, appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing and incorporated by reference elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP provides audit services to Thrivent Financial, its separate accounts and affiliates. The address for Ernst & Young LLP is 220 South Sixth Street, Suite 1400, Minneapolis, Minnesota 55402.

The consolidated financial statements of LB at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this SAI and Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing and incorporated by reference elsewhere herein. The address for PricewaterhouseCoopers LLP is 650 Third Avenue South, Suite 1300, Minneapolis, Minneapolis, 55419. The financial statements referred to above are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

On January 1, 2002, LB completed a merger with and into AAL. The merged organization began operating by its new name, Thrivent Financial, midyear after the new name was approved by it members and appropriate regulators. The consolidated financial statements of Thrivent Financial at December 31, 2002 and 2001 and for each of the years then ended, appearing in this SAI and registration statement have been prepared in accordance with accounting principles generally accepted in the United States. The merger has been accounted for as a pooling of interests transaction, and as such the 2001 financial statements give retroactive effect to the merger.

Also included are the separate company financial statements of AAL as of and for the two years ending December 31, 2000 and LB as of and for the three years ending December 31, 2000. These separate company financial statements have not been restated to reflect the merger. In the opinion of management, there would be no need for a significant adjustment to the separate company financial statements if these separate company financial statements were instead shown as consolidated financial statements for the same periods on a pooling of interests basis.

The financial statements of Thrivent Financial, AAL and LB included in this SAI and registration statement should be considered as bearing only upon the ability of Thrivent Financial to meet its obligations under the contracts. The value of the interests of owners and beneficiaries under the contracts are affected primarily by the investment results of the subaccounts of the variable account.

The audited financial statements of Thrivent Variable Life Account I follow.

Report of Independent Auditors

The Board of Directors and Contractholders
Thrivent Financial for Lutherans

We have audited the accompanying statements of assets and liabilities of the individual subaccounts of Thrivent Variable Life
Account I (the Account) (comprising, respectively, the Technology Stock, Small Cap Growth, Opportunity Growth, Small Cap Stock,
Small Cap Index, Mid Cap Select Growth, Mid Cap Growth, Mid Cap Stock, Mid Cap Index, International, World Growth, All Cap,
Aggressive Growth, Growth, Investors Growth, Growth Stock, Capital Growth, Large Company Index, Equity Income, Balanced, High
Yield, High Yield Bond, Income, Bond Index, Limited Maturity Bond, and Money Market Subaccounts) as of December 31, 2002, and the
related statements of operations and changes in net assets for each of the periods indicated herein.  These financial statements are the responsibility of the Account's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the transfer agent.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Thrivent Variable Life Account I at December 31, 2002, and the results of their operations and changes in net assets for the periods indicated herein, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young, LLP
-------------------------------------
Ernst & Young, LLP
Minneapolis, Minnesota
March 28, 2003

                                                    THRIVENT VARIABLE LIFE ACCOUNT I
                                                  Statements of Assets and Liabilities

                                            Technology                  Small Cap               Opportunity             Small Cap
                                              Stock                      Growth                   Growth                  Stock
As of December 31, 2002                     Subaccount                 Subaccount               Subaccount             Subaccount
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Series funds, at value                   $        553,768             $            19          $         75        $      1,388,472
                                        --------------------------------------------------------------------------------------------
     Total Assets                                 553,768                          19                    75               1,388,472

     Total Liabilities                                  -                           -                     -                       -
                                        --------------------------------------------------------------------------------------------
Net Assets                               $        553,768             $            19          $         75        $      1,388,472
                                        ============================================================================================
Net Assets Applicable to Contract Holders:
Contracts in accumulation period         $        553,768             $            19          $         75        $      1,388,472
                                        --------------------------------------------------------------------------------------------
     Net Assets                          $        553,768             $            19          $         75        $      1,388,472
                                        ============================================================================================

Accumulation units outstanding                    115,055                           2                     8                 159,606
Unit Value (accumulation)                           $4.81                      $10.34                 $9.93                   $8.70

Series funds, at cost                            $765,919                         $18                   $76              $1,611,907
Series funds shares owned                         120,591                           2                    11                 157,705

                                        --------------------------------------------------------------------------------------------
                                            Small Cap                   Mid Cap                 Mid Cap                 Mid Cap
                                              Index                  Select Growth               Growth                  Stock
As of December 31, 2002                     Subaccount                 Subaccount               Subaccount             Subaccount
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Series funds, at value                   $      7,278,489             $            59         $        239         $      1,298,853
                                        --------------------------------------------------------------------------------------------
     Total Assets                               7,278,489                          59                  239                1,298,853

     Total Liabilities                                  -                           -                    -                        -
                                        --------------------------------------------------------------------------------------------
Net Assets                               $      7,278,489             $            59         $        239         $      1,298,853
                                        ============================================================================================

Net Assets Applicable to Contract Holders:
Contracts in accumulation period         $      7,278,489             $            59         $        239         $      1,298,853
                                        --------------------------------------------------------------------------------------------
     Net Assets                          $      7,278,489             $            59         $        239         $      1,298,853
                                        ============================================================================================

Accumulation units outstanding                    722,534                           6                   24                  170,379
Unit Value (accumulation)                          $10.07                       $9.92                $9.98                    $7.62

Series funds, at cost                          $8,559,683                         $59                 $241               $1,516,890
Series funds shares owned                         643,015                          10                   25                  170,915

                                        --------------------------------------------------------------------------------------------
                                                Mid Cap                                             World
                                                 Index                  International               Growth                All Cap
As of December 31, 2002                       Subaccount                 Subaccount               Subaccount             Subaccount
                                        --------------------------------------------------------------------------------------------
Assets:
Series funds, at value                   $       568,029              $     2,823,500          $     3,061         $            179
                                        --------------------------------------------------------------------------------------------
     Total Assets                                568,029                    2,823,500                3,061                      179
                                        ============================================================================================
     Total Liabilities                                 -                            -                    -                        -
                                        --------------------------------------------------------------------------------------------
Net Assets                               $     568,029.0              $   2,823,500.0          $   3,061.0         $          179.0
                                        ============================================================================================

Net Assets Applicable to Contract Holders:
Contracts in accumulation period         $       568,029              $     2,823,500          $     3,061         $            179
     Net Assets                          $       568,029              $     2,823,500          $     3,061         $            179
                                        ============================================================================================
Accumulation units outstanding                    65,128                      389,583                  301                       18
Unit Value (accumulation)                          $8.72                        $7.25               $10.16                    $9.88

Series funds, at cost                           $643,027                   $4,407,934               $3,069                     $180
Series funds shares owned                         65,693                      394,326                  372                       28

                                  The accompanying notes are an integral part of these financial statements

                                                       THRIVENT VARIABLE LIFE ACCOUNT
                                               Statements of Assets and Liabilities--continued

                                      ----------------------------------------------------------------------------------------------
                                        Aggressive                               Investors          Growth                Capital
                                          Growth            Growth                 Growth            Stock                Growth
As of December 31, 2002                 Subaccount        Subaccount             Subaccount        Subaccount           Subaccount
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Series funds, at value                 $    670,014     $         252         $             -    $       3,721         $  2,843,781
                                      ----------------------------------------------------------------------------------------------
     Total Assets                           670,014               252                       -            3,721            2,843,781

     Total Liabiities                             -                 -                       -                -                    -
                                      ----------------------------------------------------------------------------------------------
Net Assets                              $   670,014     $         252         $             -    $       3,721         $  2,843,781
                                      ==============================================================================================

Net Assets Applicable to Contract Holders:
Contracts in accumulation period        $   670,014     $         252         $             -    $       3,721         $  2,843,781
                                      ----------------------------------------------------------------------------------------------
     Net Assets                         $   670,014     $         252         $             -    $       3,721         $  2,843,781
                                      ==============================================================================================

Accumulation units outstanding              121,606                26                       -              376              403,198
Unit Value (accumulation)                     $5.51             $9.73                       -            $9.89                $7.05

Series funds, at cost                      $879,481              $258                       -           $3,763           $3,476,326
Series funds shares owned                   121,794                24                       -              478              403,186

                                     ----------------------------------------------------------------------------------------------
                                       Large Company              Equity                                                High Yield
                                           Index                  Income        Balanced           High Yield              Bond
As of December 31, 2002                  Subaccount             Subaccount     Subaccount          Subaccount           Subaccount
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Series funds, at value                 $ 14,035,058     $     413,730         $     5,088,275     $          3          $   710,291
     Total Assets                        14,035,058           413,730               5,088,275                3              710,291

     Total Liabilities                            -                 -                       -                -                    -
                                     -----------------------------------------------------------------------------------------------
Net Assets                             $ 14,035,058     $     413,730         $     5,088,275     $          3          $   710,291
                                     ===============================================================================================

Net Assets Applicable to Contract Holders:
Contracts in accumulation period       $ 14,035,058     $     413,730         $     5,088,275     $          3          $   710,291
                                     -----------------------------------------------------------------------------------------------
     Net Assets                        $ 14,035,058     $     413,730         $     5,088,275     $          3          $   710,291
                                     ===============================================================================================

Accumulation units outstanding            1,675,620            57,754                 481,461                -               77,668
Unit Value (accumulation)                     $8.38             $7.16                  $10.57           $10.56                $9.15

Series funds, at cost                   $20,373,121          $512,063              $6,135,471               $3              838,732
Series funds shares owned                   895,311            58,533                 399,027                1              122,240

                                     -------------------------------------------------------------------------
                                                                   Bond          Limited            Money
                                            Income                 Index       Maturity Bond        Market
As of December 31, 2002                   Subaccount             Subaccount     Subaccount        Subaccount
--------------------------------------------------------------------------------------------------------------
Assets:
Series funds, at value                  $       185      $  1,383,159         $            29      $  652,574
                                     -------------------------------------------------------------------------
     Total Assets                               185         1,383,159                      29         652,574

     Total Liabilities                            -                 -                       -
                                    --------------------------------------------------------------------------
Net Assets                              $       185      $  1,383,159         $            29      $  652,574
                                    ==========================================================================

Net Assets Applicable to Contract Holders:
Contracts in accumulation period        $       185      $  1,383,159         $            29      $  652,574
                                    --------------------------------------------------------------------------
     Net Assets                         $       185      $  1,383,159         $            29      $  652,574
                                    ==========================================================================

Accumulation units outstanding                   18            99,538                       3         543,451
Unit Value (accumulation)                    $10.28            $13.90                  $10.11           $1.20

Series funds, at cost                           183         1,337,610                      29         652,574
Series funds shares owned                        19           129,772                       3         652,574

                                  The accompanying notes are an integral part of these financial statements

                                                  THRIVENT VARIABLE LIFE ACCOUNT I
                                                      Statements of Operations

                                    ------------------------------------------------------------------------------------------------
                                                   Technology              Small Cap         Opportunity         Small Cap
                                                      Stock                 Growth              Growth             Stock
For the year ended December 31, 2002               Subaccount             Subaccount /1/     Subaccount /1/      Subaccount
------------------------------------------------------------------------------------------------------------------------------------

Dividends                                      $            -           $             -     $             -     $           -
Mortality and expense risk charges                    (3,345)                         -                   -            (8,560)                                                                                                         -                  -
                                    ------------------------------------------------------------------------------------------------
    Net investment income(loss)                       (3,345)                         -                   -            (8,560)

Net realized and unrealized gain(loss) on investments
Net realized gain(loss) on investments                (6,768)                         -                   -            (8,657)
Capital gain distributions                                 -                          -                   -             3,012
Change in unrealized appreciation
   (depreciation) of investments                    (212,934)                         -                  (1)         (277,679)
                                    ------------------------------------------------------------------------------------------------
    Net gain(loss) on investments                   (219,702)                         -                  (1)         (283,324)

                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from operations            $    (223,047)           $             -      $           (1)       $ (291,884)
                                    ===============================================================================================

                                    ------------------------------------------------------------------------------------------------
                                                    Small Cap              Mid Cap          Mid Cap             Mid Cap
                                                      Index             Select Growth        Growth              Stock
For the year ended December 31, 2002               Subaccount             Subaccount       Subaccount /1/      Subaccount
------------------------------------------------------------------------------------------------------------------------------------

Dividends                                      $          555          $              -      $            -       $    4,038
Mortality and expense risk charges                    (56,670)                        -                   -           (7,983)                                                                                                         -                  -
                                    ------------------------------------------------------------------------------------------------
    Net investment income(loss)                       (56,115)                        -                   -           (3,945)

Net realized and unrealized gain(loss)
    on investments
Net realized gain(loss) on investments                (11,688)                        -                   -           (6,242)
Capital gain distributions                             33,136                         -                   -                0
Change in unrealized appreciation
   (depreciation) of investments                   (1,241,102)                       (1)                 (2)        (195,456)
                                    ------------------------------------------------------------------------------------------------
    Net gain(loss) on investments                  (1,219,654)                       (1)                 (2)        (201,698)

                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from operations            $   (1,275,769)           $           (1)      $          (2)      $ (205,643)
                                    ===============================================================================================

                                    ------------------------------------------------------------------------------------------------
                                                     Mid Cap                                 World
                                                      Index             International        Growth              All Cap
For the year ended December 31, 2002               Subaccount             Subaccount       Subaccount /1/      Subaccount /1/
------------------------------------------------------------------------------------------------------------------------------------

Dividends                                      $        3,208         $         35,548      $            -       $           -
Mortality and expense risk charges                     (3,351)                 (20,458)                 (2)                  -                                                                                                         -                  -
                                    ------------------------------------------------------------------------------------------------
    Net investment income(loss)                          (143)                  15,090                  (2)                  -

Net realized and unrealized gain(loss) on investments
Net realized gain(loss) on investments                   (862)                 (33,152)                (20)                  -
Capital gain distributions                              2,310                        -                   -                   -
Change in unrealized appreciation
   (depreciation) of investments                      (86,520)                (591,248)                 (8)                 (1)
                                    ------------------------------------------------------------------------------------------------
    Net gain(loss) on investments                     (85,072)                (624,400)                (28)                 (1)

                                    ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from operations            $      (82,215)           $    (609,310)      $         (30)       $         (1)
                                    ===============================================================================================

/1/ Since inception, October 31, 2002

                                  The accompanying notes are an integral part of these financial statements

                                                    THRIVENT VARIABLE LIFE ACCOUNT I
                                                  Statements of Operations--continued

                                    ------------------------------------------------------------------------------------------------
                                                  Aggressive                     Investors        Growth          Capital
                                                    Growth          Growth         Growth          Stock           Growth
For the year ended December 31, 2002              Subaccount     Subaccount /1/  Subaccount /1/  Subaccount /1/   Subaccount
------------------------------------------------------------------------------------------------------------------------------------

Dividends                                     $           433    $            -  $           -   $        6    $      15,950
Mortality and expense risk charges                     (4,188)                -              -           (2)         (18,072)
                                    -----------------------------------------------------------------------------------------------
    Net investment income(loss)                        (3,755)                -              -            4           (2,122)

Net realized and unrealized
    gain(loss) on investments
Net realized gain(loss) on investments                 (5,832)                -              -          (43)         (16,515)
Capital gain distributions                                  -                 -              -            -                -
Change in unrealized appreciation
    (depreciation) of investments                    (193,922)               (6)             -          (42)        (611,888)
                                     -----------------------------------------------------------------------------------------------
    Net gain(loss) on investments                    (199,754)               (6)             -          (85)        (628,403)

                                     -----------------------------------------------------------------------------------------------
Net increase (decrease) in net
    assets resulting from                      $     (203,509)   $           (6) $           -   $      (81)   $    (630,525)
    operations
                                     ===============================================================================================

                                   -------------------------------------------------------------------------------------------------
                                               Large Company      Equity                                       High Yield
                                                   Index          Income          Balanced      High Yield         Bond
For the year ended December 31, 2002            Subaccount      Subaccount       Subaccount    Subaccount /1/  Subaccount
------------------------------------------------------------------------------------------------------------------------------------

Dividends                                     $         1,584    $        4,840  $     255       $       -    $       56,083
Mortality and expense risk charges                   (108,092)           (2,616)   (33,354)              -            (4,641)
                                  --------------------------------------------------------------------------------------------------
    Net investment income(loss)                      (106,508)            2,224    (33,099)              -            51,442

Net realized and unrealized
    gain(loss) on investments
Net realized gain(loss) on investments               (459,625)           (5,950)   (62,960)              -            (9,733)
Capital gain distributions                             72,009                 -    115,541               -                 0
Change in unrealized appreciation
    (depreciation) of investments                  (3,369,507)          (98,980)  (528,293)              -           (40,074)
                                  --------------------------------------------------------------------------------------------------
    Net gain(loss) on investments                  (3,757,123)         (104,930)  (475,712)              -           (49,807)

                                  --------------------------------------------------------------------------------------------------
Net increase (decrease) in
    net assets resulting from                $     (3,863,631)  $      (102,706) $(508,811)     $        -    $        1,635
    operations
                                  ==================================================================================================

                                  ----------------------------------------------------------------------------
                                                                   Bond             Limited         Money
                                                 Income            Index         Maturity Bond      Market
For the year ended December 31, 2002          Subaccount /1/     Subaccount      Subaccount /1/   Subaccount
--------------------------------------------------------------------------------------------------------------
Dividends                                    $               -  $        49,093  $        -     $   14,364
Mortality and expense risk charges                           -           (6,964)          -         (8,328)
                                  ----------------------------------------------------------------------------
    Net investment income(loss)                              -           42,129           -          6,036

Net realized and unrealized
    gain(loss) on investments
Net realized gain(loss) on investments                       -            2,471           -              -
Capital gain distributions                                   -                -           -              -
Change in unrealized appreciation
    (depreciation) of investments                            2           36,775           -              -
                                  ----------------------------------------------------------------------------
    Net gain(loss) on investments                            2           39,246           -              -

                                  ----------------------------------------------------------------------------
Net increase (decrease) in net
    assets resulting from
    operations                               $               2  $        81,375  $        -     $    6,036
                                  ============================================================================

/1/ Since inception, October 31, 2002

                                  The accompanying notes are an integral part of these financial statements

                                                       THRIVENT VARIABLE LIFE ACCOUNT I
                                                      Statements of Changes in Net Assets

                                  --------------------------------------------------------------------------------------------------
                                                                                                   Small Cap       Opportunity
                                                           Technology Stock                         Growth           Growth
                                                              Subaccount                          Subaccount       Subaccount
For the years ended                                  12/31/02            12/31/01/2/            12/31/2002 /1/     12/31/2002 /1/
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                     $            (3,345)  $             -        $             -   $              -
Net realized gains/(losses) on investments                    (6,768)           (1,027)                     -                  -
Change in net unrealized
    appreciation/(depreciation) on
    investments                                             (212,934)              782                      -                 (1)
                                  --------------------------------------------------------------------------------------------------
   Net Change in Net Assets
     Resulting from Operations                              (223,047)             (245)                     -                 (1)

Unit Transactions
Transfer of net premiums                                     383,959           182,857                     21                 69
Transfer of death benefits                                      (735)           (1,537)                     -                  -
Transfers of surrenders and terminations                        (211)               (5)                     -                  -
Policy loan transfer                                          (1,015)             (943)                     -                  -
Cost of ins. And admin charges                              (111,491)          (36,057)                    (2)                (8)
Transfers between subaccounts                                145,042           218,199                      -                 15
Mortality and expense risk charges                            (1,003)                -                      -                  -
                                  --------------------------------------------------------------------------------------------------
   Net Change in Net Assets from
      Unit Transactions                                      415,549           361,511                     19                 76

Net Change in Net Assets                                     192,502           361,266                     19                 75
                                  --------------------------------------------------------------------------------------------------
Net Assets Beginning of Period                               361,266                 -                      -                  -

Net Assets End of Period                         $           553,768   $       361,266        $            19   $             75
                                  ==================================================================================================

                                  --------------------------------------------------------------------------------------------------
                                                                          Small Cap                           Small Cap
                                                                            Stock                               Index
                                                                         Subaccount                          Subaccount
For the years ended                                           12/31/02                 12/31/01/2/    12/31/02           12/31/01
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                           $      (5,548)            $           651  $   (22,979)     $      24,719
Net realized gains/(losses) on investments                    (8,657)                        838      (11,688)           463,502
Change in net unrealized appreciation/
    (depreciation) on investments                           (277,679)                     54,244   (1,241,102)          (141,262)
                                 ---------------------------------------------------------------------------------------------------
  Net Change in Net Assets Resulting
    from Operations                                         (291,884)                     55,733   (1,275,769)           346,959

Unit Transactions
Transfer of net premiums                                     932,748                     388,524    2,909,691          3,336,173
Transfer of death benefits                                    (6,088)                         (8)     (62,157)           (35,157)
Transfers of surrenders and terminations                      (1,968)                        (90)     (36,627)            (3,708)
Policy loan transfer                                          (3,507)                     (1,764)       6,865            (61,308)
Cost of ins. And admin charges                              (321,168)                    (73,977)  (1,447,558)        (1,400,950)
Transfers between subaccounts                                366,665                     346,920     (192,369)           257,660
Mortality and expense risk charges                                 -                      (1,664)           -            (46,076)
                                  --------------------------------------------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                                966,682                     657,941    1,177,845          2,046,634

Net Change in Net Assets                                     674,798                     713,674      (97,924)         2,393,593

Net Assets Beginning of Period                               713,674                           -    7,376,413          4,982,820

                                  --------------------------------------------------------------------------------------------------
Net Assets End of Period                               $   1,388,472             $       713,674  $ 7,278,489      $   7,376,413
                                  ==================================================================================================

                                  --------------------------------------------------------------------------------------------------
                                                                Mid Cap           Mid Cap                    Mid Cap
                                                             Select Growth         Growth                     Stock
                                                              Subaccount         Subaccount                 Subaccount
For the years ended                                            12/31/02         12/31/2002 /1/       12/31/02         12/31/01/2/
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                           $           -             $             -  $    (3,945)    $        1,396
Net realized gains/(losses) on investments                         -                           -       (6,242)            (1,490)
Change in net unrealized appreciation/
    (depreciation) on investments                                 (1)                         (2)    (195,456)           (22,581)
                                  --------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting from Operations             (1)                         (2)    (205,643)           (22,675)

Unit Transactions
Transfer of net premiums                                          64                         237      822,697            444,608
Transfer of death benefits                                         -                           -       (2,024)                 -
Transfers of surrenders and terminations                           -                           -         (636)                 -
Policy loan transfer                                               -                           -          497             (1,464)
Cost of ins. And admin charges                                    (4)                        (10)    (280,425)           (78,888)
Transfers between subaccounts                                      -                          14      281,560            343,172
Mortality and expense risk charges                                 -                           -            -             (1,862)
                                  --------------------------------------------------------------------------------------------------
   Net Change in Net Assets from Unit Transactions                60                         227      821,669            705,502

Net Change in Net Assets                                          59                         225      616,026            682,827

Net Assets Beginning of Period                                     -                           -      682,827                  -
                                  --------------------------------------------------------------------------------------------------
Net Assets End of Period                               $          59             $           225  $ 1,298,853     $      682,827
                                  ==================================================================================================

/1/ Since inception, October 31, 2002
/2/ Since inception, March 1, 2001

                                  The accompanying notes are an integral part of these financial statements

                                                             THRIVENT VARIABLE LIFE ACCOUNT I
                                                     Statements of Changes in Net Assets--continued

                                  --------------------------------------------------------------------------------------------------
                                                                   Mid Cap
                                                                    Index                         International
                                                                  Subaccount                       Subaccount
For the years ended                                        12/31/02        12/31/01/2/      12/31/02          12/31/01
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                           $       2,167   $         777     $       15,090     $        52,534
Net realized gains/(losses)
    on investments                                              (862)           (198)           (33,152)             (9,634)
Change in net unrealized appreciation/
    (depreciation) on investments                            (86,520)         11,523           (591,248)           (718,450)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets
       Resulting from Operations                             (85,215)         12,102           (609,310)           (675,550)

Unit Transactions
Transfer of net premiums                                     254,649         111,494          1,589,897           1,681,159
Transfer of death benefits                                    (1,699)         (2,815)           (22,120)            (11,807)
Transfers of surrenders and terminations                      (1,986)            (54)            (4,562)             (7,070)
Policy loan transfer                                          (3,409)              -            (16,163)             (2,804)
Cost of ins. And admin charges                               (85,529)        (20,816)          (635,701)           (586,321)
Transfers between subaccounts                                222,975         168,817            (34,579)              4,458
Mortality and expense risk charges                                 -            (485)                 -             (17,366)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                                385,001         256,141            876,772           1,060,249

Net Change in Net Assets                                     299,786         268,243            267,462             384,699

Net Assets Beginning of Period                               268,243               -          2,556,038           2,171,339

                                 ---------------------------------------------------------------------------------------------------
Net Assets End of Period                               $     568,029   $     268,243    $     2,823,500     $     2,556,038
                                  ==================================================================================================

                                 ---------------------------------------------------------------------------------------------------
                                                            World                                      Aggressive
                                                            Growth          All Cap                      Growth
                                                          Subaccount      Subaccount                   Subaccount
For the years ended                                      12/31/2002 /1/    12/31/2002 /1/       12/31/02          12/31/01/2/
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                          $           (2)  $          -     $        (3,755)    $          384
Net realized gains/(losses) on investments                       (20)             -              (5,832)              (697)
Change in net unrealized appreciation/
    (depreciation) on investments                                 (8)            (1)           (193,922)           (15,545)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting from Operations            (30)            (1)           (203,509)           (15,858)

Unit Transactions
Transfer of net premiums                                       2,796            186             460,305            244,300
Transfer of death benefits                                         -              -              (1,121)            (1,536)
Transfers of surrenders and terminations                           -              -                (428)                (5)
Policy loan transfer                                               -              -                (625)            (1,212)
Cost of ins. And admin charges                                   (20)            (6)           (156,466)           (48,616)
Transfers between subaccounts                                    315              -             166,132            229,699
Mortality and expense risk charges                                 -              -                   -             (1,046)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets from Unit Transactions             3,091            180             467,797            421,584

Net Change in Net Assets                                       3,061            179             264,288            405,726

Net Assets Beginning of Period                                     -              -             405,726                  -
                                 ---------------------------------------------------------------------------------------------------
Net Assets End of Period                                  $    3,061   $        179     $       670,014     $      405,726
                                  ==================================================================================================

                                 -----------------------------------------------------------------------------
                                                                            Investors             Growth
                                                            Growth           Growth               Stock
                                                          Subaccount       Subaccount           Subaccount
For the years ended                                      12/31/2002 /1/    12/31/2002 /1/     12/31/2002 /1/
--------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                             $         -   $          -     $             4
Net realized gains/(losses) on investments                         -              -                 (43)
Change in net unrealized appreciation/
    (depreciation) on investments                                 (6)             -                 (42)
                                 -----------------------------------------------------------------------------
   Net Change in Net Assets Resulting
       from Operations                                            (6)             -                 (81)

Unit Transactions
Transfer of net premiums                                         261              -               3,618
Transfer of death benefits                                         -              -                   -
Transfers of surrenders and terminations                           -              -                   -
Policy loan transfer                                               -              -                   -
Cost of ins. And admin charges                                    (5)             -                 (33)
Transfers between subaccounts                                      2              -                 217
Mortality and expense risk charges                                 -              -                   -
                                 -----------------------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                                    258              -              3,802

Net Change in Net Assets                                         252              -              3,721

Net Assets Beginning of Period                                     -              -                  -
                                 -----------------------------------------------------------------------------
Net Assets End of Period                                 $       252    $         -     $        3,721
                                 =============================================================================

/1/ Since inception, October 31, 2002
/2/ Since inception, March 1, 2001

                                  The accompanying notes are an integral part of these financial statements

                                                        THRIVENT VARIABLE LIFE ACCOUNT I
                                               Statements of Changes in Net Assets--continued

                                 ---------------------------------------------------------------------------------------------------
                                                                      Capital                      Large Company
                                                                      Growth                           Index
                                                                     Subaccount                     Subaccount
For the years ended                                          12/31/02      12/31/01/2/       12/31/02          12/31/01
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                              $   (2,122)  $      4,162     $       (34,499)    $      147,503
Net realized gains/(losses) on investments                   (16,515)        (7,159)           (459,625)           623,300
Change in net unrealized appreciation/
    (depreciation) on investments                           (611,888)       (20,657)         (3,369,507)        (2,603,135)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting
       from Operations                                      (630,525)       (23,654)         (3,863,631)        (1,832,332)

Unit Transactions
Transfer of net premiums                                   2,040,082      1,084,916           6,077,016          7,144,390
Transfer of death benefits                                   (11,283)          (898)           (120,582)           (62,041)
Transfers of surrenders and terminations                      (2,993)          (114)            (46,682)           (59,971)
Policy loan transfer                                          (8,144)        (2,761)            (29,051)           (37,999)
Cost of ins. And admin charges                              (703,977)      (202,960)         (2,732,025)        (2,970,746)
Transfers between subaccounts                                441,751        868,881          (1,280,646)           294,843
Mortality and expense risk charges                                 -         (4,540)                  -           (108,619)
                                ----------------------------------------------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                              1,755,436      1,742,524           1,868,030          4,199,857

Net Change in Net Assets                                   1,124,911      1,718,870          (1,995,601)         2,367,525

Net Assets Beginning of Period                             1,718,870              -          16,030,659         13,663,134

                                 ---------------------------------------------------------------------------------------------------
Net Assets End of Period                                  $2,843,781   $  1,718,870     $    14,035,058     $   16,030,659
                                 ===================================================================================================

                                 ---------------------------------------------------------------------------------------------------
                                                                      Equity
                                                                      Income                             Balanced
                                                                    Subaccount                          Subaccount
For the years ended                                         12/31/02          12/31/01/2/       12/31/02          12/31/01
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                              $    2,224    $     1,493     $        82,442     $      137,468
Net realized gains/(losses) on investments                    (5,950)        (2,535)            (62,960)             3,639
Change in net unrealized appreciation/
    (depreciation) on investments                            (98,980)           647            (528,293)          (289,405)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting
       from Operations                                      (102,706)          (395)           (508,811)          (148,298)

Unit Transactions
Transfer of net premiums                                     208,524           116,096        1,467,070          1,728,955
Transfer of death benefits                                        (9)                -          (34,547)           (19,975)
Transfers of surrenders and terminations                        (629)              (62)         (32,625)           (32,218)
Policy loan transfer                                             (91)                -           13,675            (11,142)
Cost of ins. And admin charges                               (61,047)          (15,166)        (653,420)          (717,649)
Transfers between subaccounts                                132,243           137,560           12,181            112,746
Mortality and expense risk charges                                 -              (588)               -            (31,646)
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                                278,991           237,840          772,334          1,029,071

Net Change in Net Assets                                     176,285           237,445          263,523            880,773

Net Assets Beginning of Period                               237,445                 -        4,824,752          3,943,979

                                 ---------------------------------------------------------------------------------------------------
Net Assets End of Period                                  $  413,730    $      237,445  $     5,088,275     $    4,824,752
                                 ===================================================================================================

                                 ---------------------------------------------------------------------------------------------------
                                                                                      High Yield
                                                          High Yield                     Bond                       Income
                                                          Subaccount                   Subaccount                 Subaccount
For the years ended                                        12/31/02 /1/         12/31/02          12/31/01         12/31/02 /1/
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                              $        -    $       51,442  $        45,006     $            -
Net realized gains/(losses) on investments                         -            (9,733)         (16,592)                 -
Change in net unrealized appreciation/
    (depreciation) on investments                                  -           (40,074)         (23,063)                 2
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting
       from Operations                                             -             1,635            5,351                  2

Unit Transactions
Transfer of net premiums                                           5           181,312          151,858                115
Transfer of death benefits                                         -            (2,085)            (991)                 -
Transfers of surrenders and terminations                           -            (1,321)          (5,290)                 -
Policy loan transfer                                               -            (2,218)            (356)                 -
Cost of ins. And admin charges                                    (2)          (87,374)         (73,892)                (2)
Transfers between subaccounts                                      -            82,165           47,164                 70
Mortality and expense risk charges                                 -                 -           (3,634)                 -
                                 ---------------------------------------------------------------------------------------------------
   Net Change in Net Assets from Unit Transactions                 3           170,479          114,859                183

Net Change in Net Assets                                           3           172,114          120,210                185

Net Assets Beginning of Period                                     -           538,177          417,967                  -

                                 ---------------------------------------------------------------------------------------------------
Net Assets End of Period                                  $        3    $      710,291  $       538,177     $          185
                                 ===================================================================================================

/1/ Since inception, October 31, 2002
/2/ Since inception, March 1, 2001

                                  The accompanying notes are an integral part of these financial statements

                                                        THRIVENT VARIABLE LIFE ACCOUNT I
                                                Statements of Changes in Net Assets--continued

                                 ---------------------------------------------------------------------------------------------------
                                                                                         Limited Maturity
                                                                  Bond Index                  Bond
                                                                  Subaccount               Subaccount
For the years ended                                       12/31/02         12/31/01       12/31/02 /1/
------------------------------------------------------------------------------------------------------------------------------------

Operations
Net investment income/(loss)                              $   42,129    $    24,716     $             -
Net realized gains/(losses) on investments                     2,471             95                   -
Change in net unrealized appreciation/
    (depreciation) on investments                             36,775          4,381                   -
                                ----------------------------------------------------------------------------------------------------
   Net Change in Net Assets Resulting from Operations         81,375         29,192                   -

Unit Transactions
Transfer of net premiums                                     417,556        254,075                  29
Transfer of death benefits                                   (15,739)        (3,342)                  -
Transfers of surrenders and terminations                      (7,507)           (72)                  -
Policy loan transfer                                               -           (313)                  -
Cost of ins. And admin charges                              (159,939)       (68,978)                  -
Transfers between subaccounts                                477,498        147,538                   -
Mortality and expense risk charges                                 -         (3,019)                  -
                                ----------------------------------------------------------------------------------------------------
   Net Change in Net Assets from Unit Transactions           711,869        325,889                  29

Net Change in Net Assets                                     793,244        355,081                  29

Net Assets Beginning of Period                               589,915        234,834                   -

                                ----------------------------------------------------------------------------------------------------
Net Assets End of Period                                  $1,383,159    $   589,915     $            29
                                ====================================================================================================

                                -----------------------------------------------------------------
                                                                Money Market
                                                                 Subaccount
For the years ended                                       12/31/02        12/31/01
-------------------------------------------------------------------------------------------------
Operations
Net investment income/(loss)                              $    6,036    $    32,065
Net realized gains/(losses) on investments                         -              -
Change in net unrealized appreciation/
    (depreciation) on investments                                  -              -
                                -----------------------------------------------------------------
   Net Change in Net Assets Resulting from Operations          6,036         32,065

Unit Transactions
Transfer of net premiums                                   1,528,260      4,734,482
Transfer of death benefits                                   (42,911)           (15)
Transfers of surrenders and terminations                         (41)           (88)
Policy loan transfer                                            (131)       (16,135)
Cost of ins. And admin charges                              (129,955)      (175,593)
Transfers between subaccounts                             (2,182,142)    (3,779,633)
Mortality and expense risk charges                                 -         (8,285)
                                -----------------------------------------------------------------
   Net Change in Net Assets
       from Unit Transactions                               (826,920)       754,733

Net Change in Net Assets                                    (820,884)       786,798

Net Assets Beginning of Period                             1,473,458        686,660

                                -----------------------------------------------------------------
Net Assets End of Period                                  $  652,574    $ 1,473,458
                                =================================================================

/1/ Since inception, October 31, 2002
/2/ Since inception, March 1, 2001

                                  The accompanying notes are an integral part of these financial statements

Thrivent Variable Life Account I
Notes to Financial Statements
As of December 31, 2002

(1) ORGANIZATION

The Thrivent Variable Life Account I ( the Variable Account) is a unit investment trust registered under the Investment Company Act of 1940 and is a separate account of Thrivent Financial for Lutherans (Thrivent Financial), formerly Aid Association for
Lutherans (AAL). The Variable Account has twenty-six subaccounts, each of which invests in a corresponding portfolio of either the
AAL Variable Product Series Fund, Inc. or the LB Series Fund, Inc. (each a Fund and collectively the Funds), as follows:

Subaccount                                    Series
Technology Stock                              AAL Variable Product Series Fund, Inc. - Technology Stock Portfolio
Small Cap Growth                              LB Series Fund, Inc. - Small Cap Growth Portfolio
Opportunity Growth                            LB Series Fund, Inc. - Opportunity Growth Portfolio
Small Cap Stock                               AAL Variable Product Series Fund, Inc. - Small Cap Stock Portfolio
Small Cap Index                               AAL Variable Product Series Fund, Inc. - Small Cap Index Portfolio
Mid Cap Select Growth                         LB Series Fund, Inc. - Mid Cap Growth Portfolio
Mid Cap Growth                                LB Series Fund, Inc. - Mid Cap Growth Portfolio
Mid Cap Stock                                 AAL Variable Product Series Fund, Inc. - Mid Cap Stock Portfolio
Mid Cap Index                                 AAL Variable Product Series Fund, Inc. - Mid Cap Index Portfolio
International                                 AAL Variable Product Series Fund, Inc. - International Portfolio
World Growth                                  LB Series Fund, Inc. - World Growth Portfolio
All Cap                                       LB Series Fund, Inc. - All Cap Portfolio
Aggressive Growth                             AAL Variable Product Series Fund, Inc. - Aggressive Growth Portfolio
Growth                                        LB Series Fund, Inc. - Growth Portfolio
Investors Growth                              LB Series Fund, Inc. - Investors Growth Portfolio
Growth Stock                                  LB Series Fund, Inc. - Growth Stock Portfolio
Capital Growth                                AAL Variable Product Series Fund, Inc. - Capital Growth Portfolio
Large Company Index                           AAL Variable Product Series Fund, Inc. - Large Company Index Portfolio
Equity Income                                 AAL Variable Product Series Fund, Inc. - Equity Income Portfolio
Balanced                                      AAL Variable Product Series Fund, Inc. - Balanced Portfolio
High Yield                                    LB Series Fund, Inc. - High Yield Portfolio
High Yield Bond                               AAL Variable Product Series Fund, Inc. - High Yield Bond Portfolio
Income                                        LB Series Fund, Inc. - Income Portfolio
Bond Index                                    AAL Variable Product Series Fund, Inc. - Bond Index Portfolio
Limited Maturity Bond                         LB Series Fund, Inc. - Limited Maturity Bond Portfolio
Money Market                                  AAL Variable Product Series Fund, Inc. - Money Market Portfolio

The Funds are registered under the Investment Company Act of 1940 as open-end, diversified management investment company.

The Variable Account is used to fund flexible premium variable universal life insurance contracts issued by Thrivent Financial.
Under applicable insurance law, the assets and liabilities of the Variable Account are clearly identified and distinguished from the other assets and liabilities of Thrivent Financial.  The assets of the Variable Account will not be charged with any liabilities arising out of any other business conducted by Thrivent Financial.

A fixed account investment option is available for contract owners of the flexible premium variable universal life insurance contracts.  Assets of the fixed account are combined with the general assets of Thrivent Financial and invested by Thrivent
Financial as allowed by applicable law.  Accordingly,  the fixed account assets are not included in the Variable Account financial statements.

(2) SIGNIFICANT ACCOUNTING POLICIES

Investments

The investments in shares of the Funds are stated at fair value, which is the closing net asset value per share as determined by the
Fund. The cost of shares sold and redeemed is determined on the average cost method.  Dividend distributions received from the Fund are reinvested in additional shares of the Fund and recorded as income by the Variable Account on the ex-dividend date.

Federal Income Taxes

Thrivent Financial qualifies as a tax-exempt organization under the Internal Revenue Code.  Accordingly, no provision has been charged against the Variable Account.  Thrivent Financial reserves the right to charge for taxes in the future.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

(3) EXPENSE CHARGES

The Variable Account pays Thrivent Financial certain amounts relating to the distribution and administration of the contracts funded by the Variable Account and as reimbursement for certain mortality and other risks assumed by Thrivent Financial.  The following summarizes those amounts.

Mortality and expense risks assumed by Thrivent Financial are compensated for by a charge equivalent to an annual rate of approximately 0.75% of the total subaccount cash value during the first 15 years dropping to approximately 0.25% thereafter.  A per policy monthly administration charge of $4 and a cost of insurance charge, which varies by risk class, sex, amount at risk, and age, is deducted as compensation for administrative and insurance expenses, respectively.  A sales charge of 3.0% is deducted from each participant payment to cover sales and other expenses and to provide support for Thrivent Financials fraternal activities.  The contract owner may make up to twelve transfers between investment options per certificate year, but thereafter, each transfer is subject to a $25 transfer charge.  In addition, a surrender charge is imposed in the event the contract is surrendered or the specified amount is reduced.  The initial surrender charge is based on an amount per thousand of specified coverage for which the contract is issued.  The amount per thousand varies by risk class, sex, and issue age.  The cash value is reduced by the surrender charge.  The charge decreases over the first 10 contract years to zero in the 11th contract year.

Additionally, during the year ended December 31, 2002, management fees were paid indirectly to Thrivent Financial in its capacity as advisor to the Fund.  The Fund's advisory agreement provides for fees as a percent of the average net assets for each subaccount, as follows:

                              % of Average                                                    % of Average
Subaccount                     Net Assets                          Subaccount                  Net Assets
-------------------------------------------                        ----------------------------------------
Technology Stock                      0.75%                        Growth                             0.40%
Small Cap Growth                      1.00%                        Investors Growth                   0.80%
Opportunity Growth                    0.40%                        Growth Stock                       0.80%
Small Cap Stock                       0.70%                        Capital Growth                     0.31%
Small Cap Index                       0.35%                        Large Company Index                0.32%
Mid Cap Select Growth                 0.90%                        Equity Income                      0.45%
Mid Cap Growth                        0.70%                        Balanced                           0.32%
Mid Cap Stock                         0.35%                        High Yield                         0.40%
Mid Cap Index                         0.35%                        High Yield Bond                    0.40%
International                         0.80%                        Income                             0.40%
World Growth                          0.85%                        Bond Index                         0.35%
All Cap                               0.95%                        Limited Maturity Bond              4.00%
Aggressive Growth                     0.80%                        Money Market                       0.35%

(4) UNIT ACTIVITY

Transactions in units (including transfers among subaccounts) were as follows:

                                     -----------------------------------------------------------------------------------------------
                                          Technology        Small Cap       Opportunity       Small Cap        Small Cap
                                            Stock            Growth            Growth           Stock            Index
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2000                                               -                -                 -               -          440,200
  Units issued                                48,824                -                 -          73,112          333,002
  Units redeemed                              (5,098)               -                 -          (7,810)        (150,017)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2001                                          43,726                -                 -          65,302          623,185
  Units issued                                93,461                2                 9         132,976          264,737
  Units redeemed                             (22,132)               -                (1)        (38,672)        (165,388)
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2002                                         115,055                2                 8         159,606          722,534
                                     ===============================================================================================

                                     -----------------------------------------------------------------------------------------------
                                         Mid Cap            Mid Cap          Mid Cap           Mid Cap
                                      Select Growth         Growth            Stock             Index         International
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2000                                               -                -                -                -          180,637
  Units issued                                     -                -           84,994           29,178          173,294
  Units redeemed                                   -                -           (9,260)          (2,931)         (68,445)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2001                                               -                -           75,734           26,247          285,486
  Units issued                                     6               25          132,568           49,569          200,957
  Units redeemed                                   -               (1)         (37,923)         (10,688)         (96,860)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2002                                               6               24          170,379           65,128          389,583
                                     ===============================================================================================

                                     -----------------------------------------------------------------------------------------------
                                          World                           Aggressive                          Investors
                                         Growth           All Cap           Growth          Growth              Growth
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2000                                               -                -                 -               -                -
  Units issued                                     -                -            57,641               -                -
  Units redeemed                                   -                -            (6,793)              -                -
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2001                                               -                -            50,848               -                -
  Units issued                                   303               19            98,440              26                -
  Units redeemed                                  (2)              (1)          (27,682)              -                -
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2002                            301               18          121,606                26               -
                                     ===============================================================================================

                                     -----------------------------------------------------------------------------------------------
                                         Growth           Capital        Large Company      Equity
                                          Stock           Growth            Index           Income            Balanced
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2000                                               -                -         1,114,323               -          326,779
  Units issued                                     -          213,267           696,329          26,935          169,173
  Units redeemed                                   -          (23,906)         (322,041)         (1,712)         (81,681)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2001                                               -          189,361         1,488,611          25,223          414,271
  Units issued                                   380          317,839           657,069          40,762          150,607
  Units redeemed                                  (4)        (104,002)         (470,060)         (8,231)         (83,417)
                                     -----------------------------------------------------------------------------------------------
Units outstanding at December 31,
2002                                             376          403,198         1,675,620          57,754          481,461
                                     ===============================================================================================

                                     -----------------------------------------------------------------------------------------------
                                                      High Yield                       Bond          Limited           Money
                                       High Yield        Bond           Income         Index      Maturity Bond        Market
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2000                                            -           46,544            -       20,099                 -          596,415
  Units issued                                  -           22,302            -       33,095                 -        4,009,752
  Units redeemed                                -           (9,761)           -       (6,633)                -       (3,373,080)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2001                                            -           59,085            -       46,561                 -        1,233,087
  Units issued                                  -           31,350           18       70,637                 -        1,265,470
  Units redeemed                                -          (12,767)           -      (17,660)                -       (1,955,106)
                                     -----------------------------------------------------------------------------------------------

Units outstanding at December 31,
2002                                            -           77,668           18       99,538                 3          543,451
                                     ===============================================================================================

(5) PURCHASES AND SALES OF INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments in the Funds for the year ended December 31, 2002 were as follows:

Subaccount                                          Purchases                          Sales
Technology Stock Portfolio                        $   430,835                      $   18,631
Small Cap Growth Portfolio                                 20                               1
Opportunity Portfolio                                      76                               -
Small Cap Stock Portfolio                           1,032,619                          71,485
Small Cap Index Portfolio                           1,684,098                         529,232
Mid Cap Select Growth Portfolio                            60                               -
Mid Cap Growth Portfolio                                  241                               -
Mid Cap Stock Portfolio                               860,480                          42,756
Mid Cap Index Portfolio                               415,141                          27,973
International Portfolio                               979,449                          87,587
World Growth Portfolio                                  5,731                           2,642
All Cap Portfolio                                         180                               -
Aggressive Growth Portfolio                           483,133                          19,091
Growth Portfolio                                          258                               -
Investors Growth Portfolio                                  -                               -
Growth Stock Portfolio                                  6,429                           2,623
Capital Growth Portfolio                            1,857,673                         104,359
Large Company Index Portfolio                       4,168,234                       2,334,703
Equity Income Portfolio                               310,046                          28,831
Balanced Portfolio                                  1,087,703                         232,927
High Yield Portfolio                                        3                               -
High Yield Bond Portfolio                             250,843                          28,922
Income Portfolio                                          183                               -
Bond Index Portfolio                                  849,673                          95,675
Limited Maturity Bond Portfolio                            29                               -
Money Market Portfolio                              2,588,086                       3,408,970

(6) UNIT VALUES

A summary of units outstanding, unit values, net assets, expense ratios, investment income ratios and total return ratios for each of the two years in the period ended December 31, 2002, follows:

Subaccount                          2002              2001               Subaccount                     2002             2001
-------------------------------------------------------------------------------------------------------------------------------
Technology Stock                                                         Mid Cap Stock
Units                                 115,055           43,725           Units                             170,379       75,734
Unit value                              $4.81            $8.25           Unit value                          $7.62        $9.02
Net assets                           $553,768         $361,266           Net assets                     $1,298,853     $682,827
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%           0.75%             assets (c,d)                       0.75%        0.75%
Investment income ratio (b)              0.00%              0%           Investment income ratio (b)          0.39%        0.47%
Total Return (b)                       (42.14)%        (17.51)%          Total Return (b)                   (16.09)%      (9.79)%

Small Cap Growth                                                         Mid Cap Index
Units                                       2                            Units                              65,126       26,247
Unit value                             $10.34                            Unit value                          $8.72       $10.22
Net assets                                $19                            Net assets                       $568,029     $268,243
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (c,d)                       0.75%        0.75%
Investment income ratio (a)              0.00%                           Investment income ratio (b)          0.73%        1.02%
Total Return (a)                         3.22%                           Total Return (b)                   (15.29)%       2.19%

Opportunity Growth                                                       International
Units                                       8                            Units                             389,583      285,487
Unit value                              $9.93                            Unit value                          $7.25        $8.96
Net assets                                $75                            Net assets                     $2,823,500   $2,556,038
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (d)                         0.75%        0.75%
Investment income ratio (a)              0.00%                           Investment income ratio              1.30%        2.25%
Total Return (a)                        (0.79)%                           Total Return                       (19.65)%      (25.49)%

Small Cap Stock                                                          World Growth
Units                                 159,606            65,302          Units                                 301
Unit value                              $8.70            $10.94          Unit value                         $10.16
Net assets                         $1,388,472          $713,674          Net assets                       3,061.00
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%             0.75%            assets (c,d)                      0.75%
Investment income ratio (b)              0.00%             0.25%         Investment income ratio (a)          0.00%
Total Return (b)                       (21.01)%            9.35$         Total Return (a)                     1.46%

Small Cap Index                                                          All Cap
Units                                 722,534           623,185          Units                                  18
Unit value                             $10.07            $12.04          Unit value                          $9.88
Net assets                           $722,534        $7,376,413          Net assets                           $179
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (d)                            0.75%             0.75%           assets (c,d)                       0.75%
Investment income ratio                  0.01%             0.40%         Investment income ratio (a)          0.00%
Total Return                           (15.51)%            6.38%         Total Return (a)                    (1.30)%

Mid Cap Select Growth                                                    Aggressive Growth
Units                                       6                            Units                             121,606        50,848
Unit value                              $9.92                            Unit value                          $5.51         $7.96
Net assets                                $59                            Net assets                       $670,014      $405,726
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (c,d)                       0.75%         0.75%
Investment income ratio (a)              0.00%                           Investment income ratio (b)          0.08%         0.23%
Total Return (a)                        (0.87)%                           Total Return (b)                  (31.39)%      (20.42%

Mid Cap Growth                                                           Growth
Units                                      24                            Units                                  26
Unit value                              $9.98                            Unit value                          $9.73
Net assets                               $239                            Net assets                           $252
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (c,d  )                     0.75%
Investment income ratio (a)              0.00%                           Investment income ratio (a)          0.00%
Total Return (a)                        (0.31)%                          Total Return (a)                    (2.81)%

Investors Growth                                                         High Yield
Units                                       -                            Units                               1,246
Unit value                              $0.00                            Unit value                          $0.00
Net assets                                 $0                            Net assets                             $3
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (c,d)                       0.75%
Investment income ratio (a)              0.00%                           Investment income ratio (a)          0.00%
Total Return (a)                        (3.70%                           Total Return (a)                     5.64%

Growth Stock                                                             High Yield Bond
Units                                     376                               Units                           77,668        59,085
Unit value                              $9.89                            Unit value                          $9.15         $9.11
Net assets                             $3,721                            Net assets                       $710,291      $538,177
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%                             assets (d)                         0.75%         0.75%
Investment income ratio (a)              0.80%                           Investment income ratio              9.07%         9.13%
Total Return (a)                        (1.24%                           Total Return                        (0.35)%        1.41%

Capital Growth                                                           Income
Units                                 403,198           189,361          Units                                  18
Unit value                              $7.05             $9.14          Unit value                         $10.28
Net assets                         $2,843,781        $1,718,870          Net assets                           $185
Ratio of expenses to net                                                 Ratio of expenses to net
assets (c,d)                             0.75%             0.75%           assets (c,d)                       0.75%
Investment income ratio (b)              0.67%             0.57%         Investment income ratio (a)          0.00%
Total Return (b)                       (23.07)%            (8.60)%       Total Return (a)                    (2.65)%

Large Company Index                                                      Bond Index
Units                               1,675,620         1,448,611          Units                              99,538%       46,560
Unit value                              $8.38            $10.77          Unit value                         $13.90%       $12.67
Net assets                        $14,035,058       $16,030,659          Net assets                     $1,383,159%     $589,915
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (d)                            0.75%           0.75%             assets (d)                         0.75%         0.75%
Investment income ratio                  0.01%           1.00%           Investment income ratio              0.00%         6.11%
Total Return                           (22.79)%        (12.15)%          Total Return                         8.86%         8.47%

Equity Income                                                            Limited Maturity Bond
Units                                  57,754            25,223          Units                                   3
Unit value                              $7.16             $9.38          Unit value                         $10.11
Net assets                           $413,730          $237,445          Net assets                            $29
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (c,d)                          0.75%             0.75%           assets (c,d)                       0.75%
Investment income ratio (b)              1.42%             1.56%         Investment income ratio (a)          0.00%
Total Return (b)                       (24.33)%            (6.25)%        Total Return (a)                     1.05%

Balanced                                                                 Money Market
Units                                 481,461           414,271          Units                              543,451    1,233,087
Unit value                             $10.57            $11.65          Unit value                           $1.20        $1.19
Net assets                         $5,088,275        $4,824,752          Net assets                        $652,574   $1,473,458
Ratio of expenses to net                                                 Ratio of expenses to net
   assets (d)                            0.75%             0.75%           assets (d)                          0.75%        0.75%
Investment income ratio                  0.01%             3.08%         Investment income ratio               0.00%        3.29%
Total Return                            (9.93)%           (3.49)%        Total Return                          0.66%        3.80%

(a) Commenced operations on October 31, 2002
(b) Commenced operations on March 1, 2001
(c) Annualized
(d) For the year ending December 31, excluding the effect of the expenses of the underlying fund portfolios and charges made directly to contract holder accounts through the purchase or redemption of units.

FINANCIAL STATEMENTS OF THRIVENT FINANCIAL, AAL AND LB

Set forth on the following pages are the audited financial statements of Thrivent Financial, AAL and LB.

                                                   Thrivent Financial for Lutherans

                                                  Consolidated Financial Statements

                                                Years Ended December 31, 2002 and 2001

ERNST & YOUNG (logo)                                                               Ernst & Young, LLP
                                                                                   220 South Sixth Street, Ste. 1400
                                                                                   Minneapolis, MN  55402-4509
                                                                                   Phone:  (612) 343-1000
                                                                                   www.ey.com

                                                   Report of Independent Auditors

The Board of Directors
Thrivent Financial for Lutherans

We have audited the accompanying consolidated balance sheets of Thrivent Financial for Lutherans (Thrivent Financial) (formed as a result of the merger of Lutheran Brotherhood (LB) with and into Aid Association for Lutherans (AAL)) as of December 31, 2002 and
2001, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended.
These financial statements are the responsibility of Thrivent Financial's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the 2001 financial statements of LB which statements reflect total assets constituting 49% for 2001 of the related consolidated financial statement totals, which reflect total revenues constituting 44% of the related consolidated financial statement totals for the year then ended, and which reflect net income
(loss) constituting approximately (3)% of the related consolidated financial statement totals for the year then ended.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for LB, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thrivent Financial at December 31, 2002 and 2001, and the
consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

January 29, 2003

/s/ Ernst & Young, LLP
-----------------------------------
Ernst & Young, LLP

                                                   Thrivent Financial for Lutherans

                                                      Consolidated Balance Sheets

                                                                                                 December 31
                                                                                          2002                 2001
                                                                                   -------------------- --------------------
                                                                                                (in Millions)

Assets
  Investments:
      Securities available for sale, at fair value
          Fixed maturities                                                                   $  26,793            $  21,101
          Equity securities                                                                      1,379                1,584
      Fixed maturities held to maturity, at amortized cost                                                            1,757
                                                                                                     -
      Mortgage loans                                                                             5,812                5,698
      Real estate                                                                                  119                  121
      Contract loans                                                                             1,272                1,276
      Short-term investments                                                                       667                  325
      Other investments                                                                            326                  414
                                                                                   -------------------- --------------------
      Total investments                                                                         36,368               32,276

  Cash and cash equivalents                                                                      1,753                1,303
  Accrued investment income                                                                        363                  346
  Deferred acquisition costs                                                                     1,723                1,934
  Other assets                                                                                     331                  261
  Separate account assets                                                                        7,354                9,777
                                                                                   -------------------- --------------------
Total Assets                                                                                 $  47,892            $  45,897
                                                                                   ==================== ====================

Liabilities and Members' Equity
  Contract liabilities and accruals:
      Future contract benefits                                                               $  10,836            $  10,047
      Unpaid claims and claim expenses                                                             186                  167
                                                                                   -------------------- --------------------
      Total contract liabilities and accruals                                                   11,022               10,214

  Contractholder funds                                                                          21,090               19,339
  Amounts due to brokers                                                                         2,169                  662
  Other liabilities                                                                                639                  609
  Liabilities related to separate accounts                                                       7,317                9,726
                                                                                   -------------------- --------------------
Total Liabilities                                                                               42,237               40,550

Members' Equity
  Retained earnings                                                                              4,850                5,142
  Accumulated other comprehensive income                                                           805                  205
                                                                                   -------------------- --------------------
Total Members' Equity                                                                            5,655                5,347
                                                                                   -------------------- --------------------
Total Liabilities and Members' Equity                                                        $  47,892            $  45,897
                                                                                   ==================== ====================

See accompanying notes.

                                                   Thrivent Financial for Lutherans

                                                Consolidated Statements of Operations

                                                                                            Years ended December 31
                                                                                          2002                  2001
                                                                                   --------------------  --------------------
                                                                                                 (in Millions)
Revenue
      Insurance premiums                                                                     $   1,311             $   1,266
      Contract charges                                                                             529                   544
      Net investment income                                                                      2,180                 2,171
      Net realized investment gains (losses)                                                     (324)                    16
      Mutual fund and other revenue                                                                175                   188
                                                                                   --------------------  --------------------
Total revenue                                                                                    3,871                 4,185

Benefits and expenses
      Contract claims and other benefits                                                           929                   858
      Increase in contract reserves                                                                780                   773
      Interest credited                                                                          1,094                 1,128
      Surplus refunds                                                                              323                   344
                                                                                   --------------------  --------------------
      Total benefits                                                                             3,126                 3,103

      Underwriting, acquisition and insurance expenses                                             648                   578
      Amortization of deferred acquisition costs                                                   194                   168
      Fraternal benefits and expenses                                                              195                   201
                                                                                   --------------------  --------------------
      Total expenses                                                                             1,037                   947
                                                                                   --------------------  --------------------
Total benefits and expenses                                                                      4,163                 4,050
                                                                                   --------------------  --------------------

Net income (loss)                                                                            $   (292)              $    135
                                                                                   ====================  ====================

See accompanying notes.

                                                   Thrivent Financial for Lutherans

                                        Consolidated Statements of Changes in Members' Equity

                                                                                     Accumulated
                                                                                        other                    Total
                                                             Retained               comprehensive              members'
                                                             earnings                  income                   equity
                                                       ---------------------  --------------------------  --------------------

                                                                                   (in millions)

Balance at January 1, 2001                                        $   5,007                   $      69             $   5,076

Comprehensive income
  Net income                                                            135                           -                   135
  Change in unrealized gains/losses
    on securities available for sale                                      -                         136                   136
                                                                                                          --------------------
Total comprehensive income                                                                                                271
                                                       ---------------------  --------------------------  --------------------
Balance at December 31, 2001                                          5,142                         205                 5,347

Comprehensive income
  Net loss                                                            (292)                           -                 (292)
  Change in unrealized gains/losses
    on securities available for sale                                      -                         615                   615
  Minimum pension liability adjustment                                    -                                              (15)
                                                                                                   (15)
                                                                                                          --------------------
Total comprehensive income                                                                                                308
                                                       ---------------------  --------------------------  --------------------
Balance at December 31, 2002                                      $   4,850                  $      805             $   5,655
                                                       =====================  ==========================  ====================

See accompanying notes.

                                                   Thrivent Financial for Lutherans

                                                Consolidated Statements of Cash Flows

                                                                                           Years Ended December 31
                                                                                          2002                 2001
                                                                                   -------------------- --------------------
                                                                                   -----------------------------------------
                                                                                                (in Millions)

Operating Activities:
      Net Income (loss)                                                                      $   (292)             $    135
      Adjustments to reconcile net income to net cash
        provided by operating activities:
          Increase in contract liabilities and accruals                                            809                  717
          Increase in contractholder funds                                                         443                  965
          Increase in deferred acquisition costs                                                  (25)                 (64)
          Realized losses (gains) on investments                                                   324                 (16)
          Provisions for amortization                                                               47                   39
          Changes in other assets and liabilities                                                 (13)                   69
                                                                                   -------------------- --------------------
      Net cash provided by operating activities                                                  1,293                1,845

Investing Activities:
      Securities available for sale:
          Purchases - fixed maturities                                                        (27,300)             (21,159)
          Sales, maturities and calls - fixed maturities                                        25,039               20,139
          Purchases - equities                                                                 (1,130)              (1,274)
          Sales - equities                                                                         957                1,029
      Securities held to maturity:
          Purchases - fixed maturities                                                                                (185)
                                                                                                     -
          Maturities and calls - fixed maturities                                                                       382
                                                                                                     -
      Mortgage loans funded                                                                      (724)                (926)
      Mortgage loans repaid                                                                        620                  564
      Contract loans, net                                                                                              (27)
                                                                                                     4
      Other                                                                                        381                (105)
                                                                                   -------------------- --------------------
      Net cash used in investing activities                                                    (2,153)              (1,562)

Financing Activities:
      Universal life and investment contract receipts                                            2,196                1,437
      Universal life and investment contract withdrawals                                         (886)              (1,366)
                                                                                   -------------------- --------------------
      Net cash provided by financing activities                                                  1,310                   71
                                                                                   -------------------- --------------------
Net increase in cash and cash equivalents                                                          450                  354
Cash and cash equivalents, beginning of year                                                     1,303                  949
                                                                                   -------------------- --------------------
Cash and cash equivalents, end of year                                                       $   1,753            $   1,303
                                                                                   ==================== ====================

See accompanying notes.

                                                   Thrivent Financial for Lutherans

                                              Notes to Consolidated Financial Statements

                                                          December 31, 2002

Note 1.  Nature of Operations and Significant Accounting Policies

Nature of Operations
On January 1, 2002, Lutheran Brotherhood (LB) completed a merger with and into Aid Association for Lutherans (AAL).  The merged organization began operating by its new name, Thrivent Financial for Lutherans (Thrivent Financial), midyear after the new name was approved by its members and appropriate regulators.  Until that time, the legal name of the organization was AAL, although it did business by the trade name Aid Association for Lutherans/Lutheran Brotherhood (AAL/LB).  Thrivent Financial, a fraternal benefit society, provides its members with life insurance and retirement products (both fixed and variable), disability income and long-term care insurance nationwide as well as Medicare supplement insurance in most states.  Thrivent Financial members are served by financial associates across the country and are offered ancillary financial services through various Thrivent Financial subsidiaries and affiliates.

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").  The merger has been accounted for as a pooling of interests transaction, and as such the 2001 financial statements give retroactive effect to the merger of LB with and into AAL and include AAL's and LB's financial information as if LB had always been part of AAL.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of Thrivent Financial and its wholly-owned subsidiary, Thrivent Financial
Holdings, Inc., which is the parent company of a stock life insurance company, a broker-dealer and registered investment advisor, a bank, a real estate development company, and a property and casualty insurance agency.  All significant intercompany transactions have been eliminated.

The significant accounting practices used in preparation of the consolidated financial statements are summarized as follows:

Investments
Fixed maturity securities that Thrivent Financial has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost.  All other fixed maturity securities and marketable equity securities are classified as available-for-sale and carried at fair value.  Unrealized gains and losses on securities classified as available-for-sale are carried, net of deferred acquisition costs, as a component of accumulated other comprehensive income.  When there is a decline in a security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings as a realized investment loss.

On January 1, 2001, Thrivent Financial adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative
Instruments and Hedging Activities".  Statement No. 133 requires Thrivent Financial to recognize all derivative instruments on the balance sheet at fair value.  Because of Thrivent Financial's minimal involvement with derivative instruments, Statement No. 133 did not have a material effect on the net income or retained earnings of Thrivent Financial.  However, as allowed by Statement No. 133, as of January 1, 2001, Thrivent Financial transferred $871 million of its 'held to maturity' securities to the available for sale category.  In conjunction with the business combination, Thrivent Financial transferred its remaining held to maturity securities with book value of $1.8 billion to the available for sale category on January 1, 2002. The effect of these transfers on accumulated other comprehensive income is described in Note 2.

The cost of fixed maturity investments is adjusted for amortization of premiums and accretion of discounts calculated using the effective interest method.  Such amortization or accretion is included in net investment income.

Realized investment gains and losses on the sale of investments are recognized in the Consolidated Statements of Operations using the specific identification method.

Mortgage loans generally are stated at their unpaid principal balances adjusted for premium and discount amortization and an allowance for uncollectible balances.  Interest income is accrued on the unpaid principal balance.  Discounts and premiums are amortized to income using the effective interest method.

Investment real estate is valued at original cost plus capital expenditures less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful life of the property.  Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.

Contract loans are generally valued at the aggregate unpaid balances.  Other investments, consisting primarily of real estate joint ventures, are valued on the equity basis.

Securities loaned under Thrivent Financial's securities lending agreement are stated in the  Consolidated Balance Sheets at amortized cost or fair market value, consistent with Thrivent Financial's classifications of such securities as held to maturity or available for sale.  Thrivent Financial measures the fair value of securities loaned against the collateral received on a daily basis.  Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

Cash and Cash Equivalents
Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs
Costs which vary with and are primarily attributable to the production of new and renewal business have been deferred to the extent such costs are deemed recoverable from future profits.  Such costs include commissions, selling, selection and contract issue expenses.  For interest sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts.  Amortization of acquisition costs for other contracts is charged to expense in proportion to premium revenue recognized.

Contract Liabilities and Accruals
Reserves for future contract benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values.  Reserves for future contract benefits for non-participating life insurance are also net level reserves, computed using realistic assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation.

Reserves for health contracts are generally computed using current pricing assumptions.  For Medicare supplement, disability income and long term care contracts, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Claim reserves are established for future payments not yet due on claims already incurred, relating primarily to health contracts.
These reserves are based on past experience and applicable morbidity tables.  Reserves are continuously reviewed and updated, with any resulting adjustments reflected in current operations.

Contractholder Funds
Reserves for future contract benefits for universal life insurance and deferred annuities consist of contract account balances before applicable surrender charges.

Separate Accounts
Separate account assets and liabilities reported in the accompanying Consolidated Balance Sheets represent funds that are separately administered for variable annuity, variable immediate annuity and variable universal life contracts, and for which the contractholder, rather than Thrivent Financial, bears the investment risk.  Fees charged on separate account contractholder deposits are included in contract charges.  Separate account assets, which are stated at fair value based on quoted market prices, and separate account liabilities are shown separately in the Consolidated Balance Sheets.  Operating results of the separate accounts are not included in the Consolidated Statements of Operations.

Insurance Premiums and Charges
For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period.  Expenses include interest credited to contract account balances and benefits incurred in excess of contract
account balances.  Certain profits on limited payment contracts are deferred and recognized over the contract term.

For health contracts, gross premiums are prorated over the contract term of the contracts with the unearned premium included in the contract reserves.

Surplus Refunds
Surplus refunds are recognized over the contract year and are reflected in the Consolidated Statements of Operations.  The majority of life insurance contracts, except for universal life and term contracts, begin to receive surplus refunds at the end of the second contract year.  Surplus refunds are not currently being paid on most interest-sensitive and health insurance contracts.  Surplus refund
scales are approved annually by Thrivent Financial's Board of Directors.

Fraternal Benefits
Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to Thrivent Financial's fraternal character.  This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, as well as various programs and church grants.  Expenses, such as those necessary to maintain the branch system, are also included.

Mutual Fund and Other Revenue
Mutual fund and other revenue consist primarily of concessions and investment advisory fees.

Income Taxes
Thrivent Financial qualifies as a tax-exempt organization under the Internal Revenue Code.  Accordingly, no provision for income taxes has been made.  Thrivent Financial's subsidiary, Thrivent Financial Holdings, Inc. and its subsidiaries file a consolidated federal income tax return.  Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.  Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The provision for income taxes recorded in the Consolidated Statements of Operations consisted of federal and state income tax expense (benefit) of ($8) million and $3 million for the years ended December 31, 2002 and 2001, respectively.  At December 31, 2002 and 2001, Thrivent Financial Holdings, Inc. had recorded a net deferred federal income tax liability of $37 million and $41 million, respectively.  The deferred tax liability arises from the temporary differences related primarily to reserves held for future benefits, unrealized investment gains on securities available for sale and deferred acquisitions costs as computed for financial statement and tax return purposes.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation.

                                                   Thrivent Financial for Lutherans

                                        Notes to Consolidated Financial Statements (Continued)

Note 2.  Investments

Thrivent Financial's investments in available for sale securities and held to maturity securities are summarized as follows:

                                                                       Gross              Gross          Estimated
                                                  Amortized          Unrealized         Unrealized          Fair
                                                    Cost               Gains             Losses            Value
                                              ------------------ ------------------- ---------------- -----------------
                                                                           (In Millions)
Available for sale securities at
  December 31, 2002:
    Fixed maturity securities:
     Loan-backed obligations of U.S.
       Government corporations
       and agencies                                     $ 5,680              $  145           $    -           $ 5,825
     U.S. Treasury securities and non-
       loan-backed obligations of U.S.
       Government corporations and
       agencies                                             948                  59                              1,007
                                                                                                   -
     Corporate and other bonds                           14,635               1,093            (188)            15,540
     Mortgage & asset-backed securities                   4,220                 215                              4,421
                                                                                                (14)
                                              ------------------ ------------------- ---------------- -----------------
     Total fixed maturity securities                     25,483               1,512            (202)            26,793
    Equity securities                                     1,567                  68            (256)             1,379
                                              ------------------ ------------------- ---------------- -----------------
Total                                                  $ 27,050             $ 1,580         $  (458)          $ 28,172
                                              ================== =================== ================ =================

                                                                            Gross                Gross            Estimated
                                                     Amortized            Unrealized           Unrealized           Fair
                                                       Cost                 Gains               Losses              Value
                                                 ------------------  --------------------  ------------------ ------------------
                                                                                 (In Millions)
Available for sale securities at
  December 31, 2001:
    Fixed maturity securities:
      Loan-backed obligations of U.S.
        Government corporations
        and agencies                                     $   5,334               $    57           $    (19)          $   5,372
      U.S. Treasury securities and non-
        loan-backed obligations of U.S.
        Government corporations and
        agencies                                                                      28
                                                               670                                       (2)                696
      Corporate and other bonds                             11,888                   318                                 12,002
                                                                                                       (204)
      Mortgage & asset-backed securities                                              84
                                                             2,965                                      (18)              3,031
                                                 ------------------  --------------------  ------------------ ------------------
      Total fixed maturity securities                       20,857                   487                                 21,101
                                                                                                       (243)
    Equity securities                                                                242
                                                             1,554                                     (212)              1,584
                                                 ------------------  --------------------  ------------------ ------------------
Total                                                    $  22,411              $    729            $  (455)          $  22,685
                                                 ==================  ====================  ================== ==================

Held to maturity securities at
  December 31, 2001:
    Fixed maturity securities:
      U.S. Treasury securities and
        non-loan-backed obligations
        of U.S. Government
        corporations and agencies                          $    16               $     1             $     -            $    17
      Corporate bonds                                                                 52
                                                             1,741                                       (8)              1,785
                                                 ------------------  --------------------  ------------------ ------------------
Total                                                    $   1,757               $    53            $    (8)          $   1,802
                                                 ==================  ====================  ================== ==================

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2002, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                                  Available for Sale
                                                                                           ----------------------------------
                                                                                             Amortized            Fair
                                                                                                Cost             Value
                                                                                           ---------------  -----------------
                                                                                                   (in millions)

Due in one year or less                                                                            $  700             $  705
Due after one year through five years                                                               6,494              6,844
Due after five years through ten years                                                              5,921              6,322
Due after ten years                                                                                 2,468              2,676
                                                                                           ---------------  -----------------
Total fixed maturity securities
  excluding mortgage and
  asset-backed bonds                                                                               15,583             16,547
Loan-backed obligations of U.S.
  Government corporations and
  agencies                                                                                          5,680              5,825
Mortgage and asset-backed securities                                                                4,220              4,421
                                                                                           ---------------  -----------------
Total fixed maturity securities                                                                   $25,483           $ 26,793
                                                                                           ===============  =================

Major categories of Thrivent Financial's investment income are summarized as follows :

                                                                                                 Years Ended December 31
                                                                                                2002               2001
                                                                                           ---------------  -------------------
                                                                                                      (in Millions)

Fixed maturity securities                                                                         $ 1,503              $ 1,487
Equity securities                                                                                      29                   29
Mortgage loans                                                                                        445                  446
Investment real estate                                                                                 32                   32
Contract loans                                                                                         87                   86
Other invested assets                                                                                 111                  114
                                                                                           ---------------  -------------------
Gross investment income                                                                             2,207                2,194
Investment expenses                                                                                    27                   23
                                                                                           ---------------  -------------------
Net investment income                                                                             $ 2,180              $ 2,171
                                                                                           ===============  ===================

Thrivent Financial's realized gains and losses on investments are summarized as follows:

                                                                                              Years Ended December 31
                                                                                               2002              2001
                                                                                         -----------------  ----------------
                                                                                                   (in Millions)
Securities available for sale:
      Fixed maturity securities:
         Gross realized gains                                                                      $  207            $  210
         Gross realized losses                                                                      (379)             (221)
      Equity securities:
         Gross realized gains                                                                          99               134
         Gross realized losses                                                                      (255)             (134)
Other investments, net                                                                                  4
                                                                                                                         27
                                                                                         -----------------  ----------------
Net realized investment gains (losses)                                                           $  (324)            $   16
                                                                                         =================  ================

During 2002, Thrivent Financial recorded realized investment losses for declines in value that were deemed other than temporary on fixed maturity and equity securities totaling $132 million and $84 million, respectively.

Proceeds from sales of investments in bonds (net of maturities, prepayments and calls) were $21.8 billion and $18.0 billion in 2002 and 2001, respectively.  Gross gains of $204 million and $203 million and gross losses of $254 million and $208 million were realized on those sales in 2002 and 2001, respectively.

Net unrealized gains/losses on securities available for sale credited directly to members' equity as accumulated other comprehensive income were as follows:
                                                                                                     December 31
                                                                                               2002              2001
                                                                                         -----------------  ----------------
                                                                                                   (in Millions)

Fair value adjustment to available for sale securities                                            $ 1,122            $  271
Deferred acquisition costs                                                                          (302)
                                                                                                                       (66)
                                                                                         -----------------  ----------------
Net unrealized gains on available for sale securities                                              $  820            $  205
                                                                                         =================  ================

The change in accumulated other comprehensive income due to unrealized gains/losses on securities available for sale is as follows:

                                                                                                Years Ended December 31
                                                                                               2002                2001
                                                                                         -----------------  -------------------
                                                                                                     (in Millions)

Fixed maturity securities available for sale                                                      $ 1,024               $  396
Effect of transfer of held to maturity securities to
      available for sale (Note 1)                                                                      45                   18
Equity securities available for sale                                                                (218)                (203)
Change in deferred acquisition costs                                                                (236)                 (75)
                                                                                         -----------------  -------------------
                                                                                                   $  615               $  136
                                                                                         =================  ===================

The net change in unrealized gains/losses on securities available for sale is reported net of the reclassification adjustment as follows:

                                                                                               Years Ended December 31
                                                                                               2002              2001
                                                                                         -----------------  ----------------
                                                                                                   (in Millions)
Unrealized gains/losses on securities
  available for sale                                                                               $  943            $  147
    Less:  reclassification adjustment for realized
      losses included in net income                                                                   328
                                                                                                                         11
                                                                                         -----------------  ----------------
Change in unrealized gains/losses on
  securities available for sale                                                                    $  615            $  136
                                                                                         =================  ================

Thrivent Financial invests in mortgage loans, principally involving commercial real estate.  Such investments consist of first mortgage liens on completed income producing properties. Thrivent Financial manages its investments in mortgage loans to limit credit risk by diversifying among various geographic regions and property types.  The unpaid principal balances of mortgage loans were as follows:

                                                                                                      December 31
                                                                                                 2002             2001
                                                                                            ---------------- ----------------
                                                                                                     (in Millions)
Mortgage loans:
      Residential and commercial                                                                    $ 5,179          $ 5,097
      Loans to Lutheran Churches                                                                        705              683
                                                                                            ---------------- ----------------

        Total mortgage loans                                                                        $ 5,884          $ 5,780
                                                                                            ================ ================

The following table presents changes in the allowance for credit losses:

                                                                                               Years Ended December 31
                                                                                                2002              2001
                                                                                         ------------------- ----------------
                                                                                                    (in Millions)

Balance at beginning of year                                                                        $    82            $  89
Provisions for credit losses (credit)                                                                  (10)              (7)
                                                                                         ------------------- ----------------
Balance at end of year                                                                              $    72            $  82
                                                                                         =================== ================

Thrivent Financial's investment in mortgage loans includes $60 million and $96 million of loans that are considered to be impaired at December 31, 2002 and 2001, respectively, for which the related allowance for credit losses are $10 million and $15 million at
December 31, 2002 and 2001, respectively.  The average recorded investment in impaired loans during the years ended December 31,
2002 and 2001, was $80 million and $103 million, respectively.  Thrivent Financial recorded interest income, using the cash method, on impaired loans of $4 million and $7 million for 2002 and 2001, respectively.

Note 3.  Deferred Acquisition Costs

The changes in deferred acquisition costs are as follows:

                                                                                               Years Ended December 31
                                                                                               2002               2001
                                                                                         -----------------  -----------------
                                                                                                    (in Millions)

Balance at beginning of year                                                                      $ 1,934            $ 1,945
Capitalization of acquisition costs                                                                   219                232
Acquisition costs amortized                                                                         (194)              (168)
Change due to unrealized investment gains (losses)                                                  (236)               (75)
                                                                                         -----------------  -----------------

Balance at end of year                                                                            $ 1,723            $ 1,934
                                                                                         =================  =================

Note 4.  Retirement and Savings Plans and Postretirement Benefits Other Than Pensions

Thrivent Financial offers noncontributory defined retirement plans to substantially all home office and field employees.
Additionally, Thrivent Financial provides postretirement benefits in the form of health and life insurance for substantially all retired home office and field personnel.

The following tables set forth the amounts recognized in the consolidated financial statements and the plans' funding status:

                                                           Retirement Plans                     Other Benefits
                                                                               December 31
                                                       2002                2001              2002              2001
                                                 ------------------  ----------------- -----------------  ---------------
                                                                              (In Millions)
Projected benefit obligation for
  services rendered to date                                $   524             $  478            $   75            $  73
Plan assets at fair value                                      402                453
                                                                                                      -                -
                                                 ------------------  ----------------- -----------------  ---------------
Funded status of the plan                                $   (122)           $   (25)          $   (75)          $  (73)
                                                 ==================  ================= =================  ===============

Accumulated benefit obligation                             $   444             $  390            $   75            $  73
                                                 ==================  ================= =================  ===============

Accrued liability included in
  consolidated balance sheets                               $   42             $   17            $   71            $  65
                                                 ==================  ================= =================  ===============

At December 31, 2002, the accumulated benefit obligation of one of Thrivent Financial's retirement plans exceeds the fair value of plan assets.  As a result, Thrivent Financial has accrued a minimum pension liability of $15 million with a corresponding reduction in accumulated other comprehensive income.

The following summarizes certain assumptions and activity included in the preceding schedules:

                                                            Retirement Plans                            Other Benefits
                                                                               Year Ended December 31
                                                       2002                  2001                  2002                  2001
                                                 ------------------    ------------------    ------------------     ---------------

Discount rate                                          7.0%                7.0-7.5%                7.0%                  7.5%
Expected return on plan assets                         9.0%                8.5-9.0%                  -                     -
Rate of compensation increase                          5.0%                  5.0%                    -                     -
Health care trend rate                                   -                     -                     -                   6.0%
Initial health care trend rate                           -                     -                   10.0%                   -
Ultimate health care trend rate -
  reached in 2008                                        -                     -                   5.0%                    -

                                                  Retirement Plans                                Other Benefits
                                                                     Years ended December 31
                                            2002                    2001                    2002                  2001
                                     --------------------    --------------------    --------------------   ------------------
                                                                          (In Millions)

Benefit cost                                     $    10                 $     6                 $    10               $    9
Employer contributions                                 -                       3                       4                    2
Employee contributions                                 5                       3                       2                    1
Benefits paid                                         21                      19                       5                    3

During 2002, certain eligible employees were given a one-time choice between two different retirement programs.  Employees could either remain in the current traditional retirement program or elect to move to a new program.  The current traditional plan focuses on retirement income, whereas the new plan focuses on capital accumulation and portability.  All new hires will be covered under the new plan.  In addition, three defined benefit retirement plans were merged into one retirement plan, and three 401(K) savings plans were merged into one 401(K) savings plan on December 31, 2002.

At December 31, 2002 and 2001, $148 million and $151 million, respectively of the retirement plans assets were held on deposit with
Thrivent Financial and invested in corporate bonds, mortgage loans and equity securities through a deposit administration fund, which is part of the general assets of Thrivent Financial.  The related retirement liabilities of $167 million and $156 million at
December 31, 2002 and 2001, respectively, are included in future contract benefits and other liabilities in the Consolidated Balance
Sheets.

Thrivent Financial also has noncontributory defined contribution retirement plans (as defined under Internal Revenue Code section
401(k)) which cover substantially all home office and field employees and a noncontributory non-qualified deferred compensation plan which covers certain of its general agents.

At December 31, 2002 and 2001, approximately $157 million and $152 million, respectively, of the defined contribution retirement plans' assets were held by Thrivent Financial and the remaining plan assets were held in separate trusts.  An accrued liability of
$157 million and $152 million was included in future contract benefits at December 31, 2002 and 2001, respectively, for the portion of plan assets held by Thrivent Financial. Expenses related to the defined contribution retirement plans for the year ended December
31, 2002 and 2001 were $17 million and $18 million, respectively.  Accumulated vested deferred compensation benefits at December 31,
2002 and 2001 totaled $75 million and $71 million, respectively, and are included in other liabilities.

Note 5.  Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.  Effective January 1, 2001, the National Association of Insurance Commissioner's (NAIC) adopted a revised Accounting Practices and Procedures Manual which was adopted by the primary states regulating Thrivent Financial.  The synopsis of statutory financial results is included to satisfy certain state reporting requirements for fraternal benefit societies.

The more significant differences in the GAAP-basis financial statements from the statutory-basis financial statements are as follows:  (a) investments in bonds are reported at amortized cost or at fair value with unrealized holding gains and losses reported as a separate component of members' equity, depending on their designation at purchase as held to maturity or available for sale, respectively, rather than being valued based on the bond's NAIC rating; (b) certain acquisition costs of new business are deferred and amortized rather than being charged to operations as incurred; (c) the liabilities for future contract benefits and expenses are based on reasonably conservative estimates of expected mortality, interest, withdrawals and future maintenance and settlement expenses rather than using statutory rates for mortality and interest; (d) certain assets, principally costs in excess of net assets acquired, furniture, equipment and agents' debit balances are reported as assets rather than being charged to members' equity and excluded from the balance sheets; (e) the interest maintenance reserve and asset valuation reserve are reported as part of members'
equity rather than as a liability; (f) revenues for universal life and investment-type contracts include mortality, expense and surrender charges levied against the contractholders' accounts rather than including as revenues the premiums received on these contracts; (g) expenses include interest added to the contractholders' accounts rather than reserve changes related to the
investment portion of these contracts;               (h) subsidiaries are consolidated rather than being recorded on an equity basis; and (i) benefit reserves are net level or account value rather than modified reserve bases, such as the Commissioner's
Reserve Valuation Method.

Summarized statutory-basis financial information for Thrivent Financial is as follows:

                                                                                                 December 31
                                                                                          2002                 2001
                                                                                   -------------------- --------------------
                                                                                                (in Millions)

Assets                                                                                       $  41,205            $  39,256
                                                                                   ==================== ====================

Liabilities                                                                                  $  38,561            $  36,262
Unassigned funds                                                                                 2,644                2,994
                                                                                   -------------------- --------------------
Total liabilities and unassigned funds                                                       $  41,205            $  39,256
                                                                                   ==================== ====================

                                                                                            Year ended December 31
                                                                                          2002                 2001
                                                                                   -------------------- --------------------
                                                                                                (in Millions)

Gain from operations before net realized capital losses                                         $    1              $    39
Net realized capital losses                                                                      (333)                 (54)
                                                                                   -------------------- --------------------
      Net loss from operations                                                                   (332)                 (15)

Total other changes                                                                               (18)                 (25)
                                                                                   -------------------- --------------------

Net change in unassigned surplus                                                             $   (350)             $   (40)
                                                                                   ==================== ====================

Thrivent Financial is in compliance with the statutory surplus requirements of all states.

Note 6.  Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents
The carrying amounts reported in the accompanying Consolidated Balance Sheets for these instruments approximate their fair values.

Short-term Investments
The carrying amounts reported in the accompanying Consolidated Balance Sheets for these instruments approximate their fair values.

Investment Securities
Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services.  All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue.  The fair values for investments in equity securities are based on quoted market prices.

Mortgage Loans
The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.

Contract Loans
The carrying amounts reported in the accompanying Consolidated Balance Sheets for these loans are considered to be reasonable estimates of their fair value.

Separate Accounts
The fair values for separate account assets are based on quoted market prices.  Estimated fair values of the separate account liabilities are equal to their carrying amounts.

Financial Liabilities
The fair values for Thrivent Financial's liabilities under investment-type contracts, such as deferred annuities, variable annuities, and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal.  These amounts are included in contractholder funds in the accompanying Consolidated Balance Sheets.

The carrying value and estimated fair value of Thrivent Financial's financial instruments are as follows:

                                                              2002                                  2001
                                                  ------------------------------------  ------------------------------------
                                                      Carrying          Estimated           Carrying          Estimated
                                                       Value            Fair Value           Value            Fair Value
                                                  -----------------  -----------------  -----------------  -----------------
                                                                                (in Millions)
Financial Assets:
      Fixed maturities                                    $ 26,793           $ 26,793           $ 22,858           $ 22,903
      Equity securities                                      1,379              1,379              1,584              1,584
      Mortgage loans                                         5,812              6,507              5,698              5,968
      Short-term investments                                   667                667                325                325
      Cash and cash equivalents                              1,753              1,753              1,303              1,303
      Contract loans                                         1,272              1,272              1,276              1,276
      Separate account assets                                7,354              7,354              9,777              9,777

Financial Liabilities:
      Deferred annuities                                    11,340             11,254             10,175             10,119
      Separate account liabilities                           7,317              7,317              9,726              9,726
      Other                                                  1,441              1,437              1,408              1,404

Note 7.  Commitments and Contingent Liabilities

Thrivent Financial is involved in various lawsuits and contingencies that have arisen from the normal conduct of business. Also,
Thrivent Financial has been named in civil litigation proceedings alleging inappropriate life insurance sales practices by Thrivent
Financial, which appear to be similar to claims asserted in class actions brought against many other life insurers.  These matters are sometimes referred to as market conduct lawsuits.  Thrivent Financial believes it has substantial defenses to these actions and intends to assert them in the courts where the actions were filed.  While the ultimate resolution of such litigation cannot be predicted with certainty at this time, in the opinion of management such matters will not have a material adverse effect on the financial position or results of operations of Thrivent Financial.

Contingent liabilities arising from litigation, tax, commitments to provide capital to subsidiaries and other matters are not considered material in relation to the financial position of Thrivent Financial.  Thrivent Financial has not made any provision in the consolidated financial statements for liabilities, if any, that might ultimately result from these contingencies.

Under terms of a guarantee of a letter of credit, Thrivent Financial is obligated to advance a maximum of $45 million if an
Appleton, Wisconsin based civic organization is unable to make timely payments on its debt.  Thrivent Financial's guarantee is secured by the civic organization's assets that include all funds held by the organization to support the debt and the organization's building.  Thrivent Financial would acquire these assets in the event of default.

Thrivent Financial has commitments to extend credit for mortgage loans and other lines of credit of $169 million and $228 million at
December 31, 2002 and 2001, respectively.  Commitments to purchase other invested assets were $310 million and $132 million at
December 31, 2002 and 2001, respectively.

Note 8.  Business Combination

On January 1, 2002 LB merged with and into AAL in a pooling-of-interests transaction and accordingly all 2001 financial information has been restated to include the historical information of both companies.

Separate company financial information reported on a condensed basis for 2001 was as follows:

                                                                       December 31, 2001
                                                                         (in millions)
Total assets at year end
      AAL                                                                   $ 23,478
      LB                                                                      22,419
                                                                       -------------------
                                                                       -------------------
         Total                                                              $ 45,897
                                                                       ===================

                                                                           Year Ended
                                                                       December 31, 2001
                                                                         (in millions)
Net income
      AAL                                                                     $ 139
      LB                                                                         (4)
                                                                       -------------------
                                                                       -------------------
         Total                                                                $ 135
                                                                       ===================

Integration costs incurred during 2002 associated with the merger include $47 million related to severance and other employee-related charges and $48 million of other charges.  Of these amounts, $18 million was accrued at December 31, 2002.

                                                   Aid Association for Lutherans

                                                 Consolidated Financial Statements

                                               Years ended December 31, 2000 and 1999

                                                   Report of Independent Auditors

The Board of Directors
Aid Association for Lutherans

We have audited the accompanying consolidated balance sheets of Aid Association for Lutherans (AAL) as of December 31, 2000 and
1999, and the related consolidated statements of income, changes in certificateholders' surplus and cash flows for the years then ended.  These financial statements are the responsibility of AAL's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AAL at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

January 24, 2001
except for Note 8, for which the date is
January 1, 2002

/s/ Ernst & Young, LLP
--------------------------------------------
Ernst & Young, LLP
Milwaukee, WI

                                                   Aid Association for Lutherans

                                                    Consolidated Balance Sheets

                                                                                                     December 31
                                                                                             2000                   1999
                                                                                      --------------------  ---------------------
                                                                                                    (In Millions)

Assets
  Investments:
       Securities available for sale, at fair value
            Fixed maturities                                                                     $ 11,281               $  9,952
            Equity securities                                                                         825                    849
       Fixed maturities held to maturity, at amortized cost                                         2,810                  3,261
       Mortgage loans                                                                               3,092                  3,151
       Real estate                                                                                     45                     62
       Certificate loans                                                                              501                    494
       Other invested assets                                                                           67                     10
                                                                                      --------------------  ---------------------
       Total investments                                                                           18,621                 17,779

  Cash and cash equivalents                                                                           200                    243
  Premiums and fees receivable                                                                         47                     22
  Accrued investment income                                                                           222                    212
  Deferred acquisition costs                                                                          764                    807
  Property and equipment                                                                               88                     89
  Assets held in separate accounts                                                                  2,164                  2,002
  Other assets                                                                                          6                      4
                                                                                      --------------------  ---------------------
Total Assets                                                                                     $ 22,112               $ 21,158
                                                                                      ====================  =====================

Liabilities and Certificateholders' Surplus
  Certificate liabilities and accruals:
       Future certificate benefits                                                               $  3,155               $  2,970
       Unpaid claims and claim expenses                                                               119                     84
                                                                                      --------------------  ---------------------
       Total certificate liabilities and accruals                                                   3,274                  3,054

  Certificateholder funds                                                                          13,874                 13,582
  Liabilities related to separate accounts                                                          2,164                  2,002
  Other liabilities                                                                                   176                    166
                                                                                      --------------------  ---------------------
Total Liabilities                                                                                  19,488                 18,804

Certificateholders' Surplus
  Accumulated surplus                                                                               2,591                  2,363
  Accumulated other comprehensive income (deficit)                                                     33                    (9)
                                                                                      --------------------  ---------------------
Total Certificateholders' Surplus                                                                   2,624                  2,354
                                                                                      --------------------  ---------------------
Total Liabilities and Certificateholders' Surplus                                                $ 22,112               $ 21,158
                                                                                      ====================  =====================

See accompanying notes.

                                                   Aid Association for Lutherans

                                                 Consolidated Statements of Income

                                                                                                Years Ended December 31
                                                                                              2000                   1999
                                                                                      ---------------------  ---------------------
                                                                                                     (In Millions)

Revenue
       Insurance premiums                                                                          $   470                $   419
       Insurance charges                                                                               318                    307
       Net investment income                                                                         1,330                  1,266
       Net realized investment gains                                                                    94                    103
       Other revenue                                                                                   110                     96
                                                                                      ---------------------  ---------------------
Total revenue                                                                                        2,322                  2,191

Benefits and expenses
       Certificate claims and other benefits                                                           431                    383
       Increase in certificate reserves                                                                197                    184
       Interest credited                                                                               840                    809
       Surplus refunds                                                                                 120                    115
                                                                                      ---------------------  ---------------------
       Total benefits                                                                                1,588                  1,491

       Underwriting, acquisition and insurance expenses                                                378                    355
       Fraternal benefits and expenses                                                                 128                    119
                                                                                      ---------------------  ---------------------
       Total expenses                                                                                  506                    474
                                                                                      ---------------------  ---------------------
Total benefits and expenses                                                                          2,094                  1,965
                                                                                      ---------------------  ---------------------
Net income                                                                                         $   228                $   226
                                                                                      =====================  =====================

See accompanying notes.

                                                   Aid Association for Lutherans

                                 Consolidated Statements of Changes in Certificateholders' Surplus

                                                                                     Accumulated
                                                                                        other                     Total
                                                             Accumulated             comprehensive         certificateholders'
                                                               surplus              income (deficit)             surplus
                                                        ----------------------  --------------------------------------------------

                                                                                      (In Millions)

Balance at January 1, 1999                                          $   2,137                 $    411                  $   2,548

Comprehensive loss
  Net income                                                              226                        -                        226
  Change in unrealized gains/losses
    on securities available for sale  *                                     -                    (420)                      (420)
                                                                                                         -------------------------
Total comprehensive loss                                                                                                    (194)
                                                        ----------------------  -----------------------  -------------------------

Balance at December 31, 1999                                            2,363                      (9)                      2,354

Comprehensive income
  Net income                                                              228                        -                        228
  Change in unrealized gains/losses
    on securities available for sale  *                                     -                       42                         42
                                                                                                         -------------------------
Total comprehensive income                                                                                                    270
                                                        ----------------------  -----------------------  -------------------------
Balance at December 31, 2000                                        $   2,591                  $    33                  $   2,624
                                                        ======================  =======================  =========================

*  Net change in unrealized gains/losses on securities available for sale is reported net of reclassification adjustment calculated as follows:

                                                                                         2000                      1999
                                                                                -----------------------  -------------------------
Unrealized gains/losses on securities
  available for sale                                                                          $    214                 $    (237)
    Less:  reclassification adjustment for realized
      gains included in net income                                                                 172                        183
                                                                                -----------------------  -------------------------
Change in unrealized gains/losses on
  securities available for sale                                                                $    42                 $    (420)
                                                                                =======================  =========================

See accompanying notes.

                                                   Aid Association for Lutherans

                                               Consolidated Statements of Cash Flows

                                                                                               Years Ended December 31
                                                                                             2000                   1999
                                                                                      --------------------  ---------------------
                                                                                                    (In Millions)

Operating Activities:
       Net Income                                                                                 $   228                $   226
       Adjustments to reconcile net income to net cash
         provided by operating activities:
            Increase in certificate liabilities and accruals                                          220                    156
            Increase in certificateholder funds                                                       506                    488
            Increase in deferred acquisition costs                                                   (17)                   (24)
            Realized gains on investments                                                            (94)                  (103)
            Provisions for amortization and depreciation                                               18                     19
            Changes in other assets and liabilities                                                   (1)                      9
                                                                                      --------------------  ---------------------
       Net cash provided by operating activities                                                      860                    771

Investing Activities:
       Securities available for sale:
            Purchases - fixed maturities                                                          (3,518)                (3,839)
            Sales - fixed maturities                                                                1,625                  1,449
            Maturities and calls- fixed maturities                                                    790                    972
            Purchases - equities                                                                    (768)                  (580)
            Sales - equities                                                                          732                    636
       Securities held to maturity:
            Purchases                                                                               (156)                   (82)
            Maturities and calls                                                                      616                    730
       Mortgage loans funded                                                                        (184)                  (249)
       Mortgage loans repaid                                                                          266                    266
       Certificate loans, net                                                                         (7)                      6
       Other                                                                                         (85)                   (51)
                                                                                      --------------------  ---------------------
       Net cash used in investing activities                                                        (689)                  (742)

Financing Activities:
       Universal life and investment contract receipts                                              1,045                  1,028
       Universal life and investment contract withdrawals                                         (1,259)                (1,046)
                                                                                      --------------------  ---------------------
       Net cash used in financing activities                                                        (214)                   (18)
                                                                                      --------------------  ---------------------
Net increase (decrease) in cash and cash equivalents                                                 (43)                     11
Cash and cash equivalents, beginning of year                                                          243                    232
                                                                                      --------------------  ---------------------
Cash and cash equivalents, end of year                                                            $   200                $   243
                                                                                      ====================  =====================

See accompanying notes.

                                                   Aid Association for Lutherans

                                             Notes to Consolidated Financial Statements

                                                         December 31, 2000

Note 1.  Nature of Operations and Significant Accounting Policies

Nature of Operations
Aid Association for Lutherans (AAL) is the nation's largest fraternal benefit society in terms of assets and individual life insurance in force.  It provides its 1.8 million members with life insurance and retirement products (both fixed and variable), disability income and long-term care insurance nationwide as well as Medicare supplement insurance in most states.  AAL members are served by approximately 1,800 district representatives across the country and are offered ancillary services through various
AAL subsidiaries and affiliates.  Mutual funds are offered to members by AAL Capital Management Corporation (CMC), and personal asset management, administrative and other trust services are offered to the general public by AAL Trust Company, FSB (AALTC).
CMC and AALTC are wholly-owned by AAL Holdings Inc., AAL's wholly-owned subsidiary.  Credit union services are available to members from the AAL Member Credit Union, an affiliate of AAL.

Basis of Presentation
The accompanying consolidated financial statements of AAL and its wholly-owned subsidiary have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of AAL, its wholly-owned subsidiary, AAL Holdings Inc., and its wholly-owned subsidiaries, including CMC, AALTC and North Meadows Investment Ltd.  All significant intercompany transactions have been eliminated.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Investments
Investments in fixed maturities are classified as available for sale or held to maturity according to the holder's intent.
Securities classified in the available for sale category are carried at fair value and consist of those securities which AAL intends to hold for an indefinite period of time but not necessarily to maturity.  Securities in the held to maturity category are carried at amortized cost and consist of those which AAL has both the ability and the positive intent to hold to maturity.

Changes in fair values of available for sale securities, after adjustment of deferred acquisition costs (DAC), are reported as unrealized gains or losses directly in certificateholders' surplus as comprehensive income and, accordingly, have no effect on net income.  The DAC offsets to the unrealized gains or losses represent valuation adjustments of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized.

The cost of fixed maturity investments classified as available for sale and as held to maturity is adjusted for amortization of premiums and accretion of discounts calculated using the effective interest method.  That amortization or accretion is included in net investment income.

Mortgage loans generally are stated at their outstanding unpaid principal balances.  Interest income is accrued on the unpaid principal balance.  Discounts and premiums are amortized to income using the effective interest method.

Investment real estate is valued at original cost plus capital expenditures less accumulated depreciation.  Depreciation is computed using the straight-line method over the estimated useful life of the property.  Real estate expected to be disposed of is carried at the lower of cost or fair value, less estimated costs to sell.

Certificate loans are generally valued at the aggregate unpaid balances.  Other investments, consisting of limited partnerships, are valued on the equity basis.

All investments are carried net of allowances for declines in value that are other than temporary; the changes in those reserves are reported as realized gains or losses on investments.

Realized gains and losses on the sale of investments and declines in value considered to be other than temporary are recognized in the Consolidated Statements of Income on the specific identification basis.

Securities loaned under AAL's securities lending agreement are stated in the Consolidated Balance Sheets at amortized cost or fair market value, consistent with AAL's classifications of such securities as held to maturity or available for sale.  AAL measures the fair value of securities loaned against the collateral received on a daily basis.  Additional collateral is obtained as necessary to ensure such transactions are adequately collateralized.

Cash and Cash Equivalents
Cash and cash equivalents are carried at cost and include all highly liquid investments purchased with an original maturity of three months or less.

Deferred Acquisition Costs
Costs which vary with and are primarily attributable to the production of new business have been deferred to the extent such costs are deemed recoverable from future profits.  Such costs include commissions, selling, selection and certificate issue expenses.
For interest sensitive life, participating life and investment products, these costs are amortized in proportion to estimated margins from interest, mortality and other factors under the contracts.  Amortization of acquisition costs for other certificates is charged to expense in proportion to premium revenue recognized.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation.  The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives.  Accumulated depreciation was $111,000,000 and $102,000,000 at
December 31, 2000 and 1999, respectively.

Certificate Liabilities and Accruals
Reserves for future certificate benefits for participating life insurance are net level reserves computed using the same interest and mortality assumptions as used to compute cash values.  Reserves for future certificate benefits for non-participating life insurance are also net level reserves, computed using assumptions as to mortality, interest and withdrawal, with a provision for adverse deviation.  Interest assumptions generally range from 2.5% to 4.0% for participating life insurance and from 7.5% to 9.6%
for non-participating life insurance.

Reserves for future certificate benefits for universal life insurance and deferred annuities consist of certificate account balances before applicable surrender charges.  The average interest rate credited to account balances in 2000 was 7.2% for universal life, 5.9% for portfolio-average deferred annuities, and ranged from 4.5% to 7.4% for investment generation deferred annuities.

Reserves for health certificates are generally computed using current pricing assumptions.  For Medicare supplement, disability income and long term care certificates, reserves are computed on a net level basis using realistic assumptions, with provision for adverse deviation.

Claim reserves are established for future payments not yet due on claims already incurred, relating primarily to health certificates.  These reserves are based on past experience and applicable morbidity tables.  Reserves are continuously reviewed and updated, with any resulting adjustments reflected in current operations.

Separate Accounts
Separate account assets and liabilities reported in the accompanying Consolidated Balance Sheets represent funds that are separately administered for variable annuity, variable immediate annuity and variable universal life contracts, and for which the certificateholder, rather than AAL, bears the investment risk.  Fees charged on separate account certificateholder deposits are included in insurance charges.  Separate account assets, which are stated at fair value based on quoted market prices, and separate account liabilities are shown separately in the Consolidated Balance Sheets.  Operating results of the separate accounts are not included in the Consolidated Statements of Income.

Insurance Premiums and Charges
For life and some annuity contracts other than universal life or investment contracts, premiums are recognized as revenues over the premium paying period, with reserves for future benefits established on a prorated basis from such premiums.

Revenues for universal life and investment contracts consist of policy charges for the cost of insurance, policy administration and surrender charges assessed during the period.  Expenses include interest credited to certificate account balances and benefits incurred in excess of certificate account balances.  Certain profits on limited payment certificates are deferred and recognized over the certificate term.

For health certificates, gross premiums are prorated over the contract term of the certificates with the unearned premium included in the certificate reserves.

Surplus Refunds
Surplus refunds are recognized over the certificate year and are reflected in the Consolidated Statements of Income.  The majority of life insurance certificates, except for universal life and term certificates, begin to receive surplus refunds at the end of the second certificate year.  Surplus refunds are not currently being paid on interest-sensitive and health insurance certificates.  Surplus refund scales are approved annually by AAL's Board of Directors.

Fraternal Benefits
Fraternal benefits and expenses include all fraternal activities as well as expenses incurred to provide or administer fraternal benefits, and expenses related to AAL's fraternal character.  This includes items such as benevolences to help meet the needs of people, educational benefits to raise community and family awareness of issues, as well as various programs and church grants.
Expenses, such as those necessary to maintain the branch system, are also included.

Other Revenue
Other revenue consists primarily of concessions and investment advisory fees of CMC.

Income Taxes
AAL, a fraternal benefit society, qualifies as a tax-exempt organization under the Internal Revenue Code.  Accordingly, income earned by AAL is generally exempt from taxation.  AAL's wholly-owned subsidiary and its subsidiaries are subject to federal and state taxation; however, the resulting income taxes are not material to AAL's consolidated financial statements.

Recent Pronouncements
In June 1998, the FASB issued Statement 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000.  Because of AAL's minimal involvement with options and other instruments classified by the statement as embedded derivatives (convertible bonds, convertible preferred stocks, and remarketable put bonds), management does not anticipate that the adoption of the new statement will have a significant effect on earnings or the financial position of
AAL.

Note 2.  Investments

AAL's investments in available for sale securities and held to maturity securities are summarized as follows:

                                                                     Gross              Gross            Estimated
                                               Amortized           Unrealized         Unrealized            Fair
                                                Cost                 Gains              Losses             Value
                                        ---------------------   ----------------- -------------------------------------
                                                                        (In Millions)
Available for sale securities at
  December 31, 2000:
    Fixed maturity securities:
       Loan-backed obligations of U.S.
         Government corporations
         and agencies                                $ 2,431               $  14          $ (23)               $ 2,422
       Obligations of other
         governments, states and
         political subdivisions                           17                   -               -                    17
       Corporate bonds                                 7,216                  91           (224)                 7,083
       Mortgage & asset-backed                         1,734                  31             (6)                 1,759
     securities
                                        ---------------------   ----------------- ---------------     -----------------
       Total fixed maturity securities                11,398                 136           (253)                11,281
    Equity securities                                    696                 175            (46)                   825
                                        ---------------------   ----------------- ---------------     -----------------
Total                                               $ 12,094               $ 311         $ (299)              $ 12,106
                                        =====================   ================= ===============     =================

Held to maturity securities at
  December 31, 2000:
    Fixed maturity securities:
       U.S. Treasury securities and
         non-loan-backed obligations
         of U.S. Government
         corporations and agencies                    $  143                $  7           $   -                $  150
       Loan-backed obligations of U.S.
         Government corporations
         and agencies                                    107                   2               -                   109
       Obligations of other
         governments, states and
         political subdivisions                           39                   -               -                    39
       Corporate bonds                                 2,214                  53            (21)                 2,246
       Mortgage & asset-backed                           307                   6             (1)                   312
     securities
                                        ---------------------   ----------------- ---------------     -----------------
Total                                                $ 2,810               $  68          $ (22)               $ 2,856
                                        =====================   ================= ===============     =================

                                                                  Gross                 Gross                 Estimated
                                             Amortized            Unrealized            Unrealized              Fair
                                              Cost                Gains                   Losses                 Value
                                        ------------------   -----------------    ------------------------------------------
                                                                           (In Millions)
Available for sale securities at
  December 31, 1999:
    Fixed maturity securities:
       Loan-backed obligations of U.S.
         Government corporations
         and agencies                             $ 2,182               $   -                $ (86)                 $ 2,096
       Obligations of other
         governments, states and
         political subdivisions                        17                   -                     -                      17
       Corporate bonds                              6,585                  14                 (267)                   6,332
       Mortgage & asset-backed                      1,542                   1                  (36)                   1,507
     securities
                                        ------------------   -----------------    ------------------      ------------------
       Total fixed maturity securities             10,326                  15                 (389)                   9,952
    Equity securities                                 565                 299                  (15)                     849
                                        ------------------   -----------------    ------------------      ------------------
Total                                            $ 10,891               $ 314               $ (404)                $ 10,801
                                        ==================   =================    ==================      ==================

Held to maturity securities at
  December 31, 1999:
    Fixed maturity securities:
       U.S. Treasury securities and
         non-loan-backed obligations
         of U.S. Government
         corporations and agencies                 $  165                $  3                $  (5)                  $  163
       Loan-backed obligations of U.S.
         Government corporations
         and agencies                                 128                   3                   (1)                     130
       Obligations of other
         governments, states and
         political subdivisions                        48                   -                   (1)                      47
       Corporate bonds                              2,525                  43                  (48)                   2,520
       Mortgage & asset-backed                        395                   4                   (4)                     395
     securities
                                        ------------------   -----------------    ------------------      ------------------
Total                                             $ 3,261               $  53                $ (59)                 $ 3,255
                                        ==================   =================    ==================      ==================

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              Available for Sale                       Held to Maturity
                                                     -------------------------------------   -------------------------------------
                                                        Amortized              Fair             Amortized             Fair
                                                           Cost               Value                Cost               Value
                                                     -----------------   -----------------   -----------------  ------------------
                                                                                    (In Millions)

Due in one year or less                                        $  299              $  306              $  139              $  136
Due after one year through five years                           4,471               4,363               1,161               1,180
Due after five years through ten years                          2,210               2,184                 640                 652
Due after ten years                                               253                 247                 456                 467
                                                     -----------------   -----------------   -----------------  ------------------
Total fixed maturity securities
  excluding mortgage and
  asset-backed bonds                                            7,233               7,100               2,396               2,435
Loan-backed obligations of U.S.
  Government corporations and
  agencies                                                      2,431               2,422                 107                 109
Mortgage and asset-backed securities                            1,734               1,759                 307                 312
                                                     -----------------   -----------------   -----------------  ------------------
Total fixed maturity securities                               $11,398             $11,281             $ 2,810             $ 2,856
                                                     =================   =================   =================  ==================

Major categories of AAL's investment income are summarized as follows:

                                                                                                   Years Ended December 31
                                                                                                   2000               1999
                                                                                             -----------------  ------------------
                                                                                                        (In Millions)

Fixed maturity securities                                                                             $ 1,001              $  942
Equity securities                                                                                          21                  13
Mortgage loans                                                                                            259                 270
Investment real estate                                                                                     10                  11
Certificate loans                                                                                          35                  35
Other invested assets                                                                                      13                   5
                                                                                             -----------------  ------------------
Gross investment income                                                                                 1,339               1,276
Investment expenses                                                                                         9                  10
                                                                                             -----------------  ------------------
Net investment income                                                                                 $ 1,330             $ 1,266
                                                                                             =================  ==================

AAL's realized gains and losses on investments are summarized as follows:

                                                                                                 Years Ended December 31
                                                                                                2000                 1999
                                                                                         -------------------  -------------------
                                                                                                      (In Millions)
Securities available for sale:
       Fixed maturity securities:
          Gross realized gains                                                                       $   17               $   14
          Gross realized losses                                                                        (45)                 (18)
       Equity securities:
          Gross realized gains                                                                          171                  152
          Gross realized losses                                                                        (76)                 (62)
Other investments, net                                                                                   27                   17
                                                                                         -------------------  -------------------
Net realized investment gains                                                                        $   94               $  103
                                                                                         ===================  ===================

Net unrealized gains/losses on securities available for sale credited directly to certificateholders' surplus as comprehensive income (loss) were as follows:

                                                                                                       December 31
                                                                                                2000                 1999
                                                                                         -------------------  -------------------
                                                                                                      (In Millions)

Fair value adjustment to available for sale securities                                               $   12             $   (90)
Increase in deferred acquisition costs                                                                   21                   81
                                                                                         -------------------  -------------------
Net unrealized gains (losses) on available for sale securities                                       $   33              $   (9)
                                                                                         ===================  ===================

The change in accumulated other comprehensive income (deficit) due to unrealized gains/losses on securities available for sale is as follows:

                                                                                                 Years Ended December 31
                                                                                                2000                 1999
                                                                                         -------------------  -------------------
                                                                                                      (In Millions)

Fixed maturity securities available for sale                                                         $  257             $  (527)
Equity securities available for sale                                                                  (155)                  (9)
Deferred acquisition costs                                                                             (60)                  116
                                                                                         -------------------  -------------------
                                                                                                     $   42             $  (420)
                                                                                         ===================  ===================

AAL invests in mortgage loans, principally involving commercial real estate.  Such investments consist of first mortgage liens on completed income producing properties.  AAL manages its investments in mortgage loans to limit credit risk by diversifying among various geographic regions and property types as follows as of December 31, 2000:

                                                                                                    Principal           Percent
                                                                                               ---------------------  ------------
                                                                                                  (In Millions)
Geographic Region:
       South Atlantic                                                                                      $  1,047          32.9
       Pacific                                                                                                  945          29.7
       Midwest                                                                                                  657          20.7
       Other                                                                                                    532          16.7
                                                                                               ---------------------  ------------
       Total Mortgage Loans                                                                                $  3,181         100.0
                                                                                               =====================  ============

Property Type:
       Industrial                                                                                           $   994          31.2
       Office                                                                                                   754          23.7
       Retail                                                                                                   407          12.8
       Residential                                                                                              263           8.3
       Church                                                                                                   253           8.0
       Other                                                                                                    510          16.0
                                                                                               ---------------------  ------------
       Total Mortgage Loans                                                                                $  3,181         100.0
                                                                                               =====================  ============

The following table presents changes in the allowance for credit losses:

                                                                                                 Years Ended December 31
                                                                                                2000                 1999
                                                                                         -------------------  --------------------
                                                                                                      (In Millions)

Balance at January 1                                                                                 $  107                $  118
Provisions for credit losses (credit)                                                                  (18)                  (11)
Charge offs                                                                                               -                     -
                                                                                         -------------------  --------------------
Balance at December 31                                                                               $   89                $  107
                                                                                         ===================  ====================

AAL's investment in mortgage loans includes $109,000,000 and $178,000,000 of loans that are considered to be impaired at December
31, 2000 and 1999, respectively, for which the related allowance for credit losses are $16,000,000 and $35,000,000 at December 31,
2000 and 1999, respectively.  The average recorded investment in impaired loans during the years ended December 31, 2000 and 1999, was $134,000,000 and $192,000,000, respectively.  AAL recorded interest income, using the accrual method, on impaired loans of
$8,000,000 and $14,000,000 for 2000 and 1999, respectively.

Note 3.  Deferred Acquisition Costs

The changes in deferred acquisition costs are as follows:

                                                                                                 Years Ended December 31
                                                                                                2000                 1999
                                                                                         -------------------  --------------------
                                                                                                      (In Millions)

Balance at beginning of year                                                                         $  807                $  667
Acquisition costs deferred:
       Commissions                                                                                       83                    81
       Other costs                                                                                       30                    29
                                                                                         -------------------  --------------------
       Total deferred                                                                                   113                   110
Acquisition costs amortized                                                                            (96)                  (86)
                                                                                         -------------------  --------------------
Increase in deferred acquisition costs                                                                   17                    24
Change in unrealized gains/losses on fixed
  maturity investments recorded directly to
  certificateholders' surplus as comprehensive income (loss)                                           (60)                   116
                                                                                         -------------------  --------------------
Total increase (decrease)                                                                              (43)                   140
                                                                                         -------------------  --------------------
Balance at end of year                                                                               $  764                $  807
                                                                                         ===================  ====================

Note 4.  Retirement and Savings Plans and Postretirement Benefits Other Than Pensions

AAL offers a noncontributory defined retirement plan and a contributory savings plan to substantially all home office and field employees.  The savings plan is defined under the Internal Revenue Code section 401(k) as a profit sharing plan that allows participant contributions on a before-tax basis as well as an after-tax basis.  AAL also provides postretirement benefits in the form of health and life insurance for substantially all retired home office and field personnel.

The following tables set forth the amounts recognized in AAL's financial statements and the plans' funding status.

                                                          Retirement Plans                            Other Benefits
                                                                                  December 31
                                                      2000                 1999                 2000                 1999
                                               -------------------  -------------------  -------------------  --------------------
                                                                                 (In Millions)
Projected benefit obligation for
  services rendered to date                                $  298               $  266               $   63                $   63
Plan assets at fair value                                     330                  332                    -                     -
                                               -------------------  -------------------  -------------------  --------------------
Funded (unfunded) status of
  the plan                                                 $   32               $   66             $   (63)              $   (63)
                                               ===================  ===================  ===================  ====================
Accrued liability included in
  consolidated balance sheet                               $   10               $   10               $   50                $   44

The following summarizes certain assumptions included in the preceding schedule:

                                                          Retirement Plans                            Other Benefits
                                                                             Years Ended December 31
                                                      2000                 1999                 2000                 1999
                                               -------------------  -------------------  -------------------  --------------------

Discount rate                                         7.5%                 7.5%                 7.5%                 7.5%
Expected return on plan assets                        9.0%                 9.0%                   -                    -
Rate of compensation increase                         5.0%                 5.0%                   -                    -
Health care trend rate                                  -                    -                  6.0%                 6.0%

                                             Savings Plan                  Retirement Plans                Other Benefits
                                                                        Years Ended December 31
                                         2000            1999            2000            1999           2000            1999
                                     --------------  --------------  --------------  -------------  --------------  --------------
                                                                            (In Millions)

Benefit cost                              $ -             $ -             $ -             $ 4            $ 9             $ 4
Employer contributions                      5               5               -               -              -               -
Employee contributions                     19              18               -               -              -               -
Benefits paid                              25              18              11              11              3               2

Note 5.  Synopsis of Statutory Financial Results

The accompanying financial statements differ from those prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.  Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the National Association of Insurance Commissioner's ("NAIC") Accounting Practices and Procedures
Manual and a variety of other NAIC publications.  "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

The more significant differences are as follows:  (a) investments in bonds are reported at amortized cost or at fair value with unrealized holding gains and losses reported as a separate component of certificateholders' surplus, depending on their designation at purchase as held to maturity or available for sale, respectively, rather than being valued based on the bond's NAIC rating; (b) certain acquisition costs of new business are deferred and amortized rather than being charged to operations as incurred; (c) the liabilities for future certificate benefits and expenses are based on reasonably conservative estimates of expected mortality, interest, withdrawals and future maintenance and settlement expenses rather than using statutory rates for mortality and interest; (d) certain assets, principally costs in excess of net assets acquired, furniture, equipment and agents'
debit balances are reported as assets rather than being charged to certificateholders' surplus and excluded from the balance sheets; (e) the interest maintenance reserve and asset valuation reserve are reported as part of certificateholders' surplus rather than as a liability; and (f) revenues for universal life and investment-type contracts include mortality, expense and surrender charges levied against the certificateholders' accounts rather than including as revenues the premiums received on these certificates.  Expenses include interest added to the certificateholders' accounts rather than reserve changes related to the investment portion of these policies.  Summarized statutory-basis financial information for AAL on an unconsolidated basis is as follows:

                                                                                                     December 31
                                                                                             2000                   1999
                                                                                     ---------------------  ---------------------
                                                                                                    (In Millions)

Assets                                                                                           $ 21,502               $ 20,800
                                                                                     =====================  =====================

Liabilities                                                                                      $ 19,685               $ 19,044
Unassigned funds                                                                                    1,817                  1,756
                                                                                     ---------------------  ---------------------
Total liabilities and unassigned funds                                                           $ 21,502               $ 20,800
                                                                                     =====================  =====================

                                                                                               Years ended December 31
                                                                                             2000                   1999
                                                                                     ---------------------  ---------------------
                                                                                                    (In Millions)

Premium income and certificate proceeds                                                          $  1,835               $  1,849
Net investment income                                                                               1,321                  1,256
Other income                                                                                           34                     42
                                                                                     ---------------------  ---------------------
       Total income                                                                                 3,190                  3,147

Reserve increase                                                                                      505                    623
Certificateholders' benefits                                                                        1,801                  1,487
Surplus refunds                                                                                       121                    117
Commissions and operating costs                                                                       411                    402
Other                                                                                                 249                    350
                                                                                     ---------------------  ---------------------
       Total benefits and expenses                                                                  3,087                  2,979
                                                                                     ---------------------  ---------------------

Net gain from operations                                                                              103                    168
Net realized capital gains                                                                             66                     88
                                                                                     ---------------------  ---------------------
       Net income                                                                                 $   169                $   256
                                                                                     =====================  =====================

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification.  The revised manual is effective January 1, 2001. Wisconsin insurance laws and regulations define the NAIC manual as the prescribed method of accounting.
The revised NAIC manual has changed, to some extent, prescribed statutory accounting practices and results in changes to the accounting practices that AAL uses to prepare its statutory-basis financial statements.  Management has determined that the impact of these changes to AAL's statutory-basis capital and surplus as of January 1, 2001 will not be significant.

AAL is in compliance with the statutory surplus requirements of all states.

Note 6.  Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents
The carrying amounts reported in the accompanying Consolidated Balance Sheets for these instruments approximate their fair values.

Investment Securities
Fair values for fixed maturity securities are based on quoted market prices where available, or are estimated using values obtained from independent pricing services.  All fixed maturity issues are individually priced based on year-end market conditions, the credit quality of the issuing company, the interest rate and the maturity of the issue.  The fair values for investments in equity securities are based on quoted market prices.

Mortgage Loans
The fair values for mortgage loans are estimated using discounted cash flow analyses, based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.

Certificate Loans
The carrying amounts reported in the accompanying Consolidated Balance Sheets for these loans are considered to be reasonable estimates of their fair value.

Separate Accounts
The fair values for separate account assets are based on quoted market prices.

Financial Liabilities
The fair values for AAL's liabilities under investment-type contracts, such as deferred annuities, variable annuities, and other liabilities, including supplementary contracts without life contingencies, deferred income settlement options and refunds on deposit, are estimated to be the cash surrender value payable upon immediate withdrawal.  These amounts are included in certificateholder funds in the accompanying Consolidated Balance Sheets.

The cost and estimated fair value of AAL's financial instruments are as follows:

                                                    2000                                        1999
                                             -----------------------------------------   ----------------------------------------
                                                                       Estimated                                  Estimated
                                                    Cost              Fair Value                Cost              Fair Value
                                             -------------------  --------------------   -------------------  -------------------
                                                                                (In Millions)
Financial Assets:
       Fixed maturities                                $ 14,208              $ 14,137              $ 13,587             $ 13,207
       Equity securities                                    696                   825                   565                  849
       Mortgage loans                                     3,092                 3,393                 3,151                3,204
       Cash and cash equivalents                            200                   200                   243                  243
       Certificate loans                                    501                   501                   494                  494
       Separate account assets                            2,164                 2,164                 2,002                2,002

Financial Liabilities:
       Deferred annuities                                 7,398                 7,368                 7,419                7,368
       Separate account liabilities                       2,164                 2,164                 2,002                2,002
       Other                                                723                   719                   721                  718

Note 7.  Contingent Liabilities

AAL is involved in various lawsuits and contingencies that have arisen from the normal conduct of business.  Contingent liabilities arising from litigation, tax and other matters are not considered material in relation to the financial position of
AAL.  AAL has not made any provision in the consolidated financial statements for liabilities, if any, that might ultimately result from these contingencies.

Note 8.  Subsequent Event

On January 1, 2002, AAL completed a merger with Lutheran Brotherhood, pursuant to an agreement and plan of merger dated June 27,
2001.  The merger will be accounted for as a pooling of interests transaction, and as such, future consolidated financial statements will include Lutheran Brotherhood's financial data as if Lutheran Brotherhood had always been part of AAL.

Lutheran Brotherhood
Consolidated Financial Statements
December 31, 2000 and 1999

PricewaterhouseCoopers LLP                                                         (LOGO)
                                                                                   PricewaterhouseCoopers LLP
                                                                                   650 Third Avenue South
                                                                                   Suite 1300
                                                                                   Minneapolis, MN 55402-4333
                                                                                   Telephone (612) 596-6000
                                                                                   Facsimile (612) 373-7160

                                                   Report of Independent Accountants

To the Board of Directors and Members of
Lutheran Brotherhood:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of members'
equity and of cash flows present fairly, in all material respects, the financial position of Lutheran Brotherhood (the Society)
and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United
States of America.  These financial statements are the responsibility of the Society's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

   March 16, 2001

   /s/ PricewaterhouseCoopers, LLP
   ------------------------------------------
   Price WaterhouseCoopers, LLP

Lutheran Brotherhood
Consolidated Balance Sheet
(December 31, 2000 and 1999
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)

  Assets                                                                                        2000              1999

Investments:
    Fixed income securities available for sale, at fair value                                     $ 7,374           $ 6,975
    Equity securities available for sale, at fair value                                               722               893
Mortgage loans                                                                                      2,236             2,102
Real estate                                                                                            65                63
Loans to contractholders                                                                              748               721
Short-term investments                                                                                290               208
Amounts due from brokers                                                                                7               346
Other invested assets                                                                                 216               122
                                                                                               ----------        ----------
       Total investments                                                                           11,658            11,430

Cash and cash equivalents                                                                             749             1,001
Deferred policy acquisition costs                                                                   1,181             1,159
Investment income due and accrued                                                                     137               133
Other assets                                                                                          156               167
Separate account assets                                                                             8,842             9,059
                                                                                               ----------        ----------
       Total assets                                                                              $ 22,723          $ 22,949
                                                                                               ==========        ==========

                                  Liabilities and Members' Equity

Liabilities:
    Contract reserves                                                                             $ 5,988           $ 5,551
    Contractholder funds                                                                            4,484             4,539
    Benefits in the process of payment                                                                 63                60
    Dividends payable                                                                                 117               111
    Amounts due to brokers                                                                            413             1,012
    Other liabilities                                                                                 364               313
    Separate account liabilities                                                                    8,842             9,059
                                                                                               ----------        ----------
       Total liabilities                                                                           20,271            20,645
                                                                                               ----------        ----------

Members' equity:
    Accumulated other comprehensive income                                                             36                16
    Retained earnings                                                                               2,416             2,288
                                                                                               ----------        ----------
       Total members' equity                                                                        2,452             2,304
                                                                                               ----------        ----------
       Total liabilities and members' equity                                                     $ 22,723          $ 22,949
                                                                                               ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Income
For the years ended December 31, 2000, 1999 and 1998
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)

                                                                               2000           1999           1998

Revenues:
    Premiums                                                                    $ 585          $ 553          $ 504
    Net investment income                                                         799            748            735
    Net realized investment gains                                                  16             87            126
    Contract charges                                                              211            189            169
    Annuity considerations and other income                                       211            176            159
                                                                          ------------   ------------   ------------

       Total revenues                                                           1,822          1,753          1,693

Benefits and other deductions:
    Net additions to contract reserves                                            462            420            377
    Contractholder benefits                                                       643            612            597
    Dividends                                                                     230            217            198
    Commissions and operating expenses                                            223            213            176
    Amortization of deferred policy acquisition costs                              48             66            101
    Fraternal activities                                                           79             77             66
                                                                          ------------   ------------   ------------

       Total benefits and other deductions                                      1,685          1,605          1,515
                                                                          ------------   ------------   ------------

Income before income taxes                                                        137            148            178

Provision for income taxes                                                          9              1              5
                                                                          ------------   ------------   ------------

Net income                                                                      $ 128          $ 147          $ 173
                                                                          ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Members' Equity
For the years ended December 31, 2000, 1999 and 1998
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)

                                                                              Accumulated Other
                                                                       Comprehensive Income (Loss)

                                                                             Unrealized
                                                            Unrealized       Gains/Losses                       Total
                                       Comprehensive       Gains/Losses     Acquisition       Retained         Members'
                                       Income               Investments        Costs          Earnings          Equity

Balance at December 31, 1997                                  $ 373               $ (96)         $ 1,968           $ 2,245
Comprehensive income:
    Net income                              $ 173                 -                   -              173               173
    Other comprehensive income
          (loss)                               92               106                 (14)               -                92
                                           ------             -----              -------       ---------          --------
       Total comprehensive income           $ 265
                                           ======
Balance at December 31, 1998                                    479                (110)           2,141             2,510
Comprehensive income:
    Net income                              $ 147                 -                   -              147               147
    Other comprehensive income
          (loss)                             (353)             (527)                174                -              (353)
                                           ------             -----              -------       ---------          --------

       Total comprehensive income         $ (206)
                                           ======

Balance at December 31, 1999                                   (48)                   64           2,288             2,304
Comprehensive income:
    Net income                              $ 128                 -                    -             128               128
    Other comprehensive income
          (loss)                               20                96                 (76)               -                20
                                           ------             -----              -------       ---------          --------
       Total comprehensive income           $ 148
                                           ======

Balance at December 31, 2000                                  $  48               $ (12)         $ 2,416           $ 2,452
                                                              =====              =======       =========          ========

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Consolidated Statement of Cash Flows
For the years ended December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)

                                                                           2000              1999              1998

Cash flows from operating activities:
    Net income                                                                $  128            $  147            $  173
    Adjustments to reconcile net income to net cash
          provided by operating activities:
       Depreciation and amortization                                              10                 3                 3
       Deferred policy acquisition costs                                         (98)              (64)              (32)
       Equity in earnings of other invested assets                                (8)               (5)                8
       Net realized investment gains                                             (16)              (87)             (126)
    Change in operating assets and liabilities:
       Loans to contractholders                                                  (27)              (22)              (18)
       Other assets                                                              (31)              (58)              (10)
       Contract reserves and contractholder funds                                382               371               168
       Other liabilities                                                          63                73                29
                                                                      ---------------   ---------------   ---------------

          Total adjustments                                                      275               211                22
                                                                      ---------------   ---------------   ---------------

          Net cash provided by operating activities                              403               358               195
                                                                      ---------------   ---------------   ---------------

Cash flows from investing activities:
    Proceeds from investments sold, matured or repaid:
       Fixed income securities available for sale                              7,252             9,768            11,122
       Equity securities available for sale                                      430               564             1,125
       Mortgage loans                                                            184               228               520
       Short-term investments                                                    523               799               466
       Other invested assets                                                     376               133                28
    Costs of investments acquired
       Fixed income securities available for sale                             (8,076)           (9,869)          (10,981)
       Equity securities available for sale                                     (320)             (514)           (1,144)
       Mortgage loans                                                           (317)             (358)             (221)
       Short-term investments                                                   (598)             (599)             (660)
       Other invested assets                                                    (109)              (64)             (448)
                                                                      ---------------   ---------------   ---------------

          Net cash (used in) provided by investing activities                   (655)                88             (193)
                                                                      ---------------   ---------------   ---------------

Net (decrease) increase in cash and cash equivalents                            (252)               446                 2

Cash and cash equivalents, beginning of year                                   1,001               555               553
                                                                      ---------------   ---------------   ---------------

Cash and cash equivalents, end of year                                        $  749           $ 1,001            $  555
                                                                      ===============   ===============   ===============

The accompanying notes are an integral part of these consolidated financial statements.

Lutheran Brotherhood
Notes to Consolidated Financial Statements
 (Dollars in millions)
--------------------------------------------------------------------------------------------------------------------------------------

1.  Organization and Basis of Presentation

Nature of Operations and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lutheran Brotherhood (the Society), a fraternal benefit organization offering life insurance and related financial service products as well as fraternal benefits for
Lutherans throughout the United States.  Also included in the accounts of the Society are its wholly owned subsidiary,
Lutheran Brotherhood Financial Corporation (LBFC), which is the parent company of Lutheran Brotherhood Variable Insurance
Products Company (LBVIP), a stock life insurance company; an investment adviser; a broker-dealer; a property and casualty insurance agency; a federal savings bank holding company; and a federal savings bank.  All significant intercompany balances and transactions have been eliminated in consolidation.

2.  Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of
America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Financial Statement Presentation
Certain prior year amounts in the financial statements and notes to the financial statements have been reclassified to conform to the 2000 financial statement presentation.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, money market instruments and other debt issues with an original maturity of
90 days or less.

Investments
See disclosures regarding the determination of fair value of financial instruments at Note 10.

Carrying value of investments is determined as follows:

             Fixed income securities                               Fair value
             Equity securities                                     Fair value
             Mortgage loans on real estate                         Amortized cost less impairment allowance
             Investment real estate                                Cost less accumulated depreciation and impairment
                                                                         allowance
             Real estate joint ventures                            Equity accounting method
             Real estate acquired through foreclosure              Lower of cost or fair value less estimated cost to sell
             Loans to contractholders                              Unpaid principal balance
             Short-term investments                                Amortized cost
             Other invested assets                                 Equity accounting method

Fixed income securities which may be sold prior to maturity and equity securities (common stock and nonredeemable preferred stock) are classified as available for sale.

Realized investment gains and losses on sales of securities are determined on a first-in, first-out method for fixed income securities and the average cost method for equity securities and are reported in the Consolidated Statement of Income.
Unrealized investment gains and losses on fixed income and equity securities classified as available for sale, net of the impact of unrealized investment gains and losses on deferred acquisition costs, are reported as other comprehensive income.

Mortgage loans are considered impaired when it is probable that the Society will be unable to collect all amounts according to the contractual terms of the loan agreement.  Real estate is considered impaired when the carrying value exceeds the fair value.  In cases where impairment is present, valuation allowances are established and netted against the asset categories to which they apply and changes in the valuation allowances are included in realized investment gains or losses.

Deferred Policy Acquisition Costs
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, are deferred.  Such costs include commissions, certain costs of contract issuance and underwriting, and certain variable agency expenses.  Deferred policy acquisition costs are subject to recoverability testing at the time of contract issue and loss recognition testing at the end of each accounting period.  Deferred policy acquisition costs are adjusted for the impact of unrealized gains or losses on investments as if those gains or losses had been realized, with corresponding credits or charges included in equity.

For participating-type long duration contracts, deferred acquisition costs are amortized over the expected average life of the contracts in proportion to estimated gross margins.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross margins are revised.

For universal life-type and investment-type contracts, deferred acquisition costs are amortized over the average expected life of the contracts in proportion to estimated gross profits from mortality, investment, and expense margins and surrender charges.  The effects of revisions to experience on previous amortization of deferred acquisition costs are reflected in earnings and change in unrealized investment gains (losses) in the period estimated gross profits are revised.

For health insurance and certain term life insurance contracts, deferred acquisition costs are amortized over the average expected premium paying period, in proportion to expected premium revenues at the time of issue.

Separate Accounts
Separate account assets include segregated funds invested by the Society for the benefit of variable life insurance and variable annuity contract owners.  The assets (principally investments) and liabilities (principally to contractholders) of each account are clearly identifiable and distinguishable from other assets and liabilities of the Society.  Assets are valued at fair value.  The investment income, gains and losses of these accounts generally accrue to the contractholders, and, therefore, are not included in the Society's consolidated net income.

Derivative Financial Instruments
The Society's current utilization of derivative financial instruments is not significant.  Most of the Society's derivative transactions are used to reduce or modify interest rate risk and to replicate assets in certain markets.  These strategies use future contracts, option contracts, interest rate swaps and structured securities.  The Society does not use derivative instruments for speculative purposes.  Changes in the market value of these contracts are deferred and realized upon disposal of the hedged assets.  The effect of derivative transactions is not significant to the Society's results from operations or financial position.

Effective January 1, 2001, the Society adopted the provisions of Statement of Financial Accounting Standards No. 133,
"Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended.  Given the Society's limited use of derivative instruments, the adoption of SFAS No. 133 did not have a significant impact on the financial position or results of operations of the Society.

Other Assets
Other assets include property and equipment reported at depreciated cost.  The Society provides for depreciation of property and equipment using the straight-line method over the useful lives of the assets which are three to ten years for equipment and forty years for property.

Contract Reserves and Contractholder Funds
Liabilities for future contract benefits on participating-type long duration contracts are the net level premium reserve for death benefits.  Liabilities are calculated using dividend fund interest rates and mortality rates guaranteed in calculating cash surrender values.

Liabilities for future contract benefits on universal life-type and investment-type contracts are based on the contract account balance.

Liabilities for future contract benefits on health insurance and certain term life insurance contracts are calculated using the net level premium method and assumptions as to investment yields, mortality, morbidity and withdrawals.  The assumptions, made at the time of issue, are based on best estimates of expected experience and include provision for possible adverse deviation.

Liabilities for future contract benefits on limited-payment contracts are determined using appropriate assumptions for investment yields, mortality, morbidity and expenses, including a provision for the risk of adverse deviation.

Use of these actuarial tables and methods involves estimation of future mortality and morbidity based on past experience.
Actual future experience could differ from these estimates.

Premium Revenue and Benefits to Contractholders
Recognition of Certain Participating-Type Contract Revenue and Benefits to Contractholders

Participating-type contracts are long-duration contracts with expected dividends to contractholders based on actual experience, paid in proportion to the contractholder's contribution to surplus.  Premiums are recognized as revenues when due.  Death and surrender benefits are reported as expenses when incurred.  Dividends to contractholders based on estimates of amounts to be paid for the period are reported separately as expenses.

Recognition of Universal Life-Type Contract Revenue and Benefits to Contractholders

Universal life-type contracts are insurance contracts with terms that are not fixed and guaranteed.  The terms that may be changed could include one or more of the amounts assessed the contractholder, premiums paid by the contractholder or interest accrued to contractholder balances.  Amounts received as payments for such contracts are not reported as premium revenues.

Revenues for universal life-type contracts consist of investment income, charges assessed against contract account values for deferred contract loading, the cost of insurance and contract administration.  Contract benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related contract account balances.

Recognition of Investment Contract Revenue and Benefits to Contractholders

Contracts that do not subject the Society to risks arising from contractholder mortality or morbidity are referred to as investment contracts.  Certain deferred annuities, immediate annuities and supplementary contracts are considered investment contracts.  Amounts received as payments for such contracts are not reported as premium revenues.

Revenues for investment contracts consist of investment income and contract administration charges.  Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

Recognition of Limited-Payment Contract Revenue and Benefits to Contractholders

Limited-payment contracts subject the Society to contractholder mortality and morbidity risks over a period that extends beyond the premium paying period.  Certain annuities and supplementary contracts with life contingencies are considered limited-payment contracts.  Considerations are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

Recognition of Term Life and Health Revenue and Benefits to Contractholders

Products with fixed and guaranteed premiums and benefits consist principally of health insurance contracts and certain term life contracts.  Premiums are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts.  This association is accomplished by means of the provision for liabilities for future contract benefits and the amortization of deferred policy acquisition costs.

Dividends
The dividend scale, approved annually by the Board of Directors, seeks to achieve equity among contractholders.  Dividends charged to operations represent an estimation of those incurred during the current year.

Income Taxes
Lutheran Brotherhood qualifies as a tax-exempt organization under the Internal Revenue Code.  Accordingly, no provision for income taxes has been made.  Lutheran Brotherhood's subsidiary, Lutheran Brotherhood Financial Corporation (LBFC) is a
taxable entity.  LBFC and its subsidiaries file a consolidated federal income tax return.  Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.  Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The provision for income taxes reflected on the Consolidated Statement of Income consisted of federal and state income tax expense of $9, $1 and $5 for the years ended December 31, 2000, 1999 and 1998, respectively.  At December 31, 2000 and 1999,
LBFC had recorded a net deferred federal income tax liability of $41 and $29, respectively.  The deferred tax liability is mainly due to the net effect of the temporary differences of reserves held for future benefits and deferred acquisitions costs as computed for financial statement and tax return purposes.

3.  Investments

Fixed Income Securities
Investments in fixed income securities at December 31, 2000 and 1999 follow:

                                                                             Available for Sale (Carried at Fair Value)
                                                                                       December 31, 2000
                                                           ------------------------------------------------------------------------
                                                            Amortized            Unrealized         Unrealized              Fair
                                                               Cost                Gains             Losses                 Value

Fixed income securities:
    U.S. government                                              $  771            $ 36              $  1                  $  806
    Mortgage-backed securities                                    2,224              26                14                   2,236
    Non-investment grade bonds                                      725               5               106                     624
    All other corporate bonds                                     3,710              90                92                   3,708
                                                                -------            ----              ----                 -------
       Total available for sale                                 $ 7,430            $157              $213                 $ 7,374
                                                                =======            ====              ====                 =======

                                                                             Available for Sale (Carried at Fair Value)
                                                                                       December 31, 1999
                                                           ------------------------------------------------------------------------
                                                            Amortized            Unrealized         Unrealized              Fair
                                                               Cost                Gains             Losses                 Value

Fixed income securities:
    U.S. government                                              $  798            $  1              $ 48              $  751
    Mortgage-backed securities                                    2,177               2                83               2,096
    Non-investment grade bonds                                      653               7                44                 616
    All other corporate bonds                                     3,612              60               160               3,512
                                                                -------            ----              ----                 -------
       Total available for sale                                 $ 7,240            $ 70              $335             $ 6,975
                                                                =======            ====              ====                 =======

Contractual Maturity of Fixed Income Securities
The amortized cost and fair value of fixed income securities available for sale as of December 31, 2000 are shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

                                                                                                      Amortized         Fair
Year to Maturity                                                                                        Cost           Value

One year or less                                                                                        $  123         $  123
After one year through five years                                                                        1,349          1,354
After five years through ten years                                                                       1,940          1,887
After ten years                                                                                          1,794          1,774
Mortgage-backed securities                                                                               2,224          2,236
                                                                                                --------------- --------------
       Total available for sale                                                                        $ 7,430        $ 7,374
                                                                                                =============== ==============

Equity Securities
Investments in equity securities and preferred stock at December 31, 2000 and 1999 are as follows:

                                                                                                           2000         1999

Cost                                                                                                        $618         $677
Gross unrealized gains                                                                                       171          257
Gross unrealized losses                                                                                       67           41
                                                                                                      -----------   ----------

Carrying value                                                                                              $722         $893
                                                                                                      ===========   ==========

Mortgage Loans and Real Estate
The Society's mortgage loans and real estate investments are diversified by property type and location and, for mortgage loans, borrower and loan size.

At December 31, the carrying values of mortgage loans and real estate investments were as follows:

                                                                                                       2000            1999

Mortgage loans:
    Residential and commercial                                                                        $ 1,865         $ 1,746
    Loans to Lutheran Churches                                                                            371             356
                                                                                                --------------  --------------

       Total mortgage loans                                                                           $ 2,236         $ 2,102
                                                                                                --------------  --------------

Real estate:
    To be disposed of                                                                                   $   1           $   -
    To be held and used                                                                                    64              63
                                                                                                --------------  --------------
       Total real estate                                                                                $  65           $  63
                                                                                                ==============  ==============

4.  Investment Income and Realized Gains and Losses

For the year ended December 31, investment income summarized by type of investment was as follows:

                                                                                         2000           1999           1998

Fixed income securities                                                                   $ 483          $ 466          $ 459
Equity securities                                                                            23             20             18
Mortgage loans                                                                              173            167            177
Real estate                                                                                  20             17             14
Loans to contractholders                                                                     48             47             45
Short-term investments                                                                       75             54             52
Other invested assets                                                                        21             18              4
                                                                                    ------------   ------------   ------------
       Gross investment income                                                              843            789            769

Investment expenses                                                                        (44)           (41)           (34)
                                                                                    ------------   ------------   ------------

Net investment income                                                                     $ 799          $ 748          $ 735
                                                                                    ============   ============   ============

For the year ended December 31, gross realized investment gains and losses on sales of all types of investments are as follows:

                                                                                          2000           1999           1998

Fixed income securities:
    Realized gains                                                                        $  60          $  87          $  99
    Realized losses                                                                         (98)           (99)           (31)

Equity securities:
    Realized gains                                                                           87            115             86
    Realized losses                                                                         (38)           (22)           (39)

Other investments:
    Realized gains                                                                            6              6             13
    Realized losses                                                                          (1)             -             (2)
                                                                                    ------------   ------------   ------------

Total net realized investment gains                                                       $  16          $  87          $ 126
                                                                                    ============   ============   ============

5.  Deferred Policy Acquisition Costs

The balances of and changes in deferred policy acquisition costs as and for the years ended December 31 are as follows:

                                                                                        2000           1999           1998

Balance, beginning of year                                                               $ 1,159          $ 921          $ 903
Capitalization of acquisition costs                                                          146            130            133
Amortization                                                                                (48)           (66)          (101)
Change in unrealized investment gains                                                       (76)            174           (14)
                                                                                     ------------   ------------   ------------

Balance, end of year                                                                     $ 1,181        $ 1,159          $ 921
                                                                                     ============   ============   ============

6.  Separate Account Business

Separate account assets include segregated funds invested by the Society for the benefit of variable life insurance and variable annuity contract owners.  A portion of the contract owner's premium payments are invested by the Society into the
LB Variable Insurance Account I, the LB Variable Annuity Account I, the LBVIP Variable Insurance Account, the LBVIP Variable
Insurance Account II, or the LBVIP Variable Annuity Account I (the Variable Accounts).  The Society records these payments as assets in the separate accounts.  Separate account liabilities represent reserves held related to the separate account business.

The Variable Accounts are unit investment trusts registered under the Investment Company
Act of 1940.  Each Variable Account has seven subaccounts, each of which invests only in a corresponding portfolio of the LB
Series Fund, Inc. (the Fund).  The Fund is a diversified, open-end management investment company.  The shares of the Fund are carried in the Variable Accounts' financial statements at the net asset value of the Fund.  The Society serves as the investment adviser of the Fund and is compensated through a daily investment advisory fee based on the average daily net assets of each portfolio.  For the year ended December 31, 2000, 1999 and 1998, advisory fee income of $37, $29 and $24, respectively, is included in the Consolidated Statement of Income.

A fixed account is also included as an investment option for variable annuity contract owners.  Net premiums allocated to the fixed account are invested in the assets of the Society.

The assets and liabilities of the Variable Accounts are clearly identified and distinguished from the other assets and liabilities of the Society.  The assets of the Variable Accounts will not be applied to the liabilities arising out of any other business conducted by the Society.

The Society assumes the mortality and expense risk associated with these contracts for which it is compensated by the separate accounts.  The charges to the separate accounts, shown below for the year ended December 31, are based on the average daily net assets at specified annual rates:

                                                                                      2000           1999           1998
                                                                          Rate        Charges        Charges       Charges

LB Variable Insurance Account I                                             0.6%          $  1           $  1           $  1
LB Variable Annuity Account I                                               1.1%            44             34             24
LBVIP Variable Insurance Account                                            0.6%             2              1              1
LBVIP Variable Insurance Account II                                         2.3%             -              -              -
LBVIP Variable Annuity Account I                                            1.1%            53             46             40
                                                                                   ------------   ------------   ------------

                                                                                         $ 100          $  82          $  66
                                                                                   ============   ============   ============

Income from these charges is included in the Consolidated Statement of Income.

In addition, the Society deducts certain amounts from the cash value of the accounts invested in the separate accounts for surrender charges, annual administrative charges and cost of insurance charges.  For the year ended December 31, amounts are as follows:

                                                                                      2000           1999           1998

LB Variable Insurance Account I                                                          $  12          $  10           $  8
LB Variable Annuity Account I                                                                3              3              2
LBVIP Variable Insurance Account                                                            11             11             10
LBVIP Variable Insurance Account II                                                          -              -              -
LBVIP Variable Annuity Account I                                                             1              1              2
                                                                                   ------------   ------------   ------------

                                                                                         $  27          $  25          $  22
                                                                                   ============   ============   ============

7.  Employee Benefit Plans

Pension Plans
Defined Benefit

Lutheran Brotherhood has noncontributory defined benefit plans which cover substantially all employees.  The Society's policy is to fund all defined benefit pension costs using the aggregate level value method.  In comparison to other acceptable methods, the annual contributions under the aggregate level method are generally higher in the earlier years and decrease over time.

Components of net pension cost for the year ended December 31 were as follows:

                                                                                            2000         1999         1998

Service cost - benefits earned during the year                                                 $  5         $  5         $  4
Interest cost on projected benefit obligations                                                    9            8            8
Expected return on assets                                                                        (8)          (8)          (8)
                                                                                         -----------  -----------   ----------

Net pension cost                                                                               $  6         $  5         $  4
                                                                                         ===========  ===========   ==========

The following rates were used in computing the pension cost for each of the three years in the period ended December 31:

                                                                                              2000         1999         1998

Discount rates used to determine expense                                                      7.00%        7.00%        8.00%
Assumed rates of compensation increases                                                       5.00%        5.00%        6.00%
Expected long-term rates of return                                                            7.00%        7.00%        8.00%

The following tables summarize the reconciliation of funded status as of December 31 of the pension plan, including the change in benefit obligation and the change in plan assets:

                                                                                                         2000         1999

Change in benefit obligation

Projected benefit obligation at beginning of year                                                           $124         $114

Service cost                                                                                                   5            5
Interest cost                                                                                                  9            8
Actuarial loss (gain)                                                                                          7            1
Benefits paid                                                                                                (5)          (4)
                                                                                                      -----------   ----------

Projected benefit obligation at end of year                                                                 $140         $124
                                                                                                      ===========   ==========

                                                                                                         2000         1999
Change in plan assets

Fair value of plan assets at beginning of year                                                              $124         $110

Actual return on plan assets                                                                                  15           13
Employer contribution                                                                                          5            5
Benefits paid                                                                                                 (5)          (4)
                                                                                                      -----------   ----------

Fair value of plan assets at end of year                                                                    $139         $124
                                                                                                      ===========   ==========

                                                                                                         2000         1999

Funded status

Funded status                                                                                              $ (1)        $  -
Unrecognized actuarial gain                                                                                  (4)          (4)
Unrecognized transition amount                                                                                1            1
                                                                                                      -----------   ----------

Accrued benefit cost                                                                                       $ (4)        $ (3)
                                                                                                      ===========   ==========

Plan assets are held on deposit with the Society and invested primarily in corporate bonds and mortgage loans.  Plan contributions are accumulated in a deposit administration fund, which is a part of the general assets of the Society.  The accrued retirement liability at December 31, 2000 of $143 is included in contract reserves and other liabilities.

The following rates were used in computation of the funded status for the plan at December 31:

                                                                                                         2000         1999

Discount rates used for obligations                                                                        7.00%        7.00%
Assumed rates of compensation increases                                                                    5.00%        5.00%

Defined Contribution

The Society has noncontributory defined contribution retirement plans which cover substantially all employees and field representatives and a noncontributory non-qualified deferred compensation plan which covers substantially all of its general agents.  As of January 1, 2000, approximately $133 of the defined contribution retirement plans' assets were held by the
Society and the remaining $139 were held in a separate trust.  The accrued retirement liability at December 31, 2000 of $149 is included in contract reserves.  Expenses related to the retirement plan for the years ended December 31, 2000, 1999 and
1998 were $11, $12 and $11, respectively.  Accumulated vested deferred compensation benefits at December 31, 2000 and 1999 total $66 and $61, respectively, and are included in other liabilities.

The Society has established contributory 401(k) defined contribution plans which cover substantially all employees and field representatives.  Participants are immediately vested in their contributions plus investment earnings thereon.

Postretirement Benefits Other Than Pensions
The Society has a postretirement medical benefit plan which provides for a minor subsidy of certain medical benefits for eligible early retirees until age 65.  The Society's obligation for post-retirement medical benefits under the plan is not significant.

8.  Reinsurance

In the normal course of business, the Society seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding business to other insurance enterprises or reinsurers under reinsurance contracts.  As of
December 31, 2000, total life insurance inforce approximated $51 billion, of which approximately $1 billion had been ceded to various reinsurers.  The Society retains a maximum of $2 of coverage per individual life.  Premiums ceded to other companies of $7 are reported as a reduction in premium income and benefits were reduced by $4 for reinsurance recoverable for the year ended December 31, 2000.

Reinsurance contracts do not relieve the Society from its obligations to contractholders.  Failure of reinsurers to honor their obligations could result in losses to the Society; consequently, allowances are established for amounts deemed uncollectible.  The amount of the allowance for uncollectible reinsurance receivables was immaterial at December 31, 2000.

9.  Commitments and Contingencies

Financial Commitments
The Society has commitments to extend credit for mortgage loans and other lines of credit of $104 and $90 at December 31,
2000 and 1999, respectively.  Commitments to purchase other invested assets were $117 and $58 at December 31, 2000 and 1999, respectively.

10. Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Fixed Income Securities:  Fair values for fixed income securities are based on quoted market prices, where available.  For fixed income securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

Equity Securities:  Fair values for equity securities are based on quoted market prices, where available.  For equity securities not actively traded in the market, fair values are estimated using market quotes from brokers or internally developed pricing methods.

Mortgage Loans:  The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings.

Loans to Contractholders:  The carrying amount reported in the balance sheet approximates fair value since loans on insurance contracts reduce the amount payable at death or at surrender of the contract.

Cash and Cash Equivalents, Short-Term Investments:  The carrying amounts for these assets approximate the assets' fair values.

Separate Account Assets and Liabilities:  The carrying amounts reported for separate account assets and liabilities approximate their respective fair values.

Other Financial Instruments Recorded as Assets:  The carrying amounts for these financial instruments (primarily loans receivable and other investments), approximate those assets' fair values.

Investment Contract Liabilities:  The fair value for deferred annuities was estimated to be the amount payable on demand at the reporting date as those investment contracts have no defined maturity and are similar to a deposit liability.  The amount payable at the reporting date was calculated as the account balance less applicable surrender charges.

For supplementary contracts and immediate annuities without life contingencies, the carrying amounts approximate those liabilities' fair value.

The carrying amounts reported for other investment contracts, which include participating pension contracts and retirement plan deposits, approximate those liabilities' fair value.

Other Deposit Liabilities:  The carrying amounts for dividend accumulations and premium deposit funds approximate the liabilities' fair value.

Other Financial Instruments Recorded as Liabilities:  The carrying amounts for these financial instruments (primarily deposits and advances payable) approximate those liabilities' fair values.

The carrying amounts and estimated fair values of the Society's financial instruments at December 31 are as follows:

                                                                                2000                            1999
                                                                      -----------------------         ------------------------
                                                                      Carrying          Fair          Carrying          Fair
                                                                       Amount           Value          Amount           Value

Financial instruments recorded as assets
    Fixed income securities                                            $ 7,374         $ 7,374         $ 6,975         $ 6,975
    Equity securities                                                      722             722             893             893
    Mortgage loans:
       Residential and commercial                                        1,865           2,007           1,746           1,763
       Loans to Lutheran churches                                          371             376             356             339
    Loans to contractholders                                               748             748             721             721
    Cash and cash equivalents                                              749             749           1,001           1,001
    Short-term investments                                                 290             290             208             208
    Separate account assets                                              8,842           8,842           9,059           9,059
    Other financial instruments recorded
          as assets                                                         85              85              46              46

                                                                                2000                            1999
                                                                      -----------------------         ------------------------
                                                                      Carrying          Fair          Carrying          Fair
                                                                       Amount           Value          Amount           Value

Financial instruments recorded as liabilities
    Investment contracts:
       Deferred annuities                                              $ 2,465         $ 2,427         $ 2,624         $ 2,578
       Supplementary contracts and immediate
            annuities                                                      433             433             387             387
    Other deposit liabilities:
       Dividend accumulations                                               35              35              34              34
       Premium deposit funds                                                 1               1               2               2
    Separate account liabilities                                         8,842           8,842           9,059           9,059
    Other financial instruments recorded as
          liabilities                                                       79              79              38              38

11. Statutory Financial Information

Accounting practices used to prepare statutory financial statements for regulatory filing of fraternal life insurance companies differ from accounting principles generally accepted in the United States of America (GAAP).  The following reconciles the Society's statutory net change in surplus and statutory surplus determined in accordance with accounting practices prescribed or permitted by the Department of Commerce of the State of Minnesota with net income and members'
equity on a GAAP basis.

                                                                                                           Year Ended
                                                                                                           December 31,
                                                                                                       2000            1999

Net change in statutory surplus                                                                       $   (59)         $  136
Change in asset valuation reserves                                                                        (45)             34
                                                                                                       ------          ------
       Net change in statutory surplus and asset valuation reserves                                      (104)            170

Adjustments:
    Future contract benefits and contractholders' account balances                                         56              (3)
    Deferred acquisition costs                                                                             98              64
    Investment gains (losses)                                                                              33            (111)
    Other, net                                                                                             45              27
                                                                                                       ------          ------
Consolidated net income                                                                                $  128          $  147
                                                                                                       ======          ======

                                                                                                           Year Ended
                                                                                                           December 31,
                                                                                                       2000            1999

Statutory surplus                                                                                     $ 1,218         $ 1,277
Asset valuation reserves                                                                                  248             293
                                                                                                      -------         -------
       Statutory surplus and asset valuation reserves                                                   1,466           1,570

Adjustments:
    Future contract benefits and contractholders' account balances                                       (388)           (467)
    Deferred acquisition costs                                                                          1,181           1,159
    Interest maintenance reserves                                                                          78             143
    Valuation of investments                                                                              (43)           (263)
    Dividend liability                                                                                    117             111
    Other, net                                                                                             41              51
                                                                                                      -------         -------

Consolidated members' equity                                                                          $ 2,452         $ 2,304
                                                                                                      =======         =======

The Society files statutory-basis financial statements with state insurance departments in all states in which the Society is licensed.  On January 1, 2001, significant changes to the statutory basis of accounting became effective.  The cumulative effect of these changes will be recorded as a direct adjustment to statutory surplus in the first quarter of 2001.  The effect of adoption is expected to be minor and the Society expects that statutory surplus after adoption will continue to be in excess of the regulatory risk-based capital requirements.

12. Supplementary Financial Data

Following is a condensed synopsis of statutory financial information of the Society (excluding affiliated subsidiaries) at
December 31, 2000 and 1999.  This information is included to satisfy certain state reporting requirements for fraternals.

                                                                                                          December 31,
                                                                                                     2000              1999

Invested and other admitted assets                                                                 $ 12,260          $ 12,627
Assets held in separate accounts                                                                      4,165             3,932
                                                                                                   --------          --------
       Total assets                                                                                $ 16,425          $ 16,559
                                                                                                   ========          ========
Contract reserves                                                                                   $ 9,903           $ 9,529
Liabilities related to separate accounts                                                              4,031             3,790
Other liabilities and asset reserves                                                                  1,273             1,963
                                                                                                   --------          --------
       Total liabilities and asset reserves                                                          15,207            15,282
                                                                                                   --------          --------
Unassigned surplus                                                                                    1,218             1,277
                                                                                                   --------          --------
       Total liabilities, asset reserves and surplus                                               $ 16,425          $ 16,559
                                                                                                   ========          ========

                                                                                                            December 31,
                                                                                                      2000              1999

Savings from operations before net realized capital gains                                            $   32            $   96
Net realized capital gains                                                                               44                80
                                                                                                   --------          --------
       Net savings from operations                                                                       76               176

Total other changes                                                                                    (135)              (40)
                                                                                                   --------          --------
Net change in unassigned surplus                                                                    $   (59)           $  136
                                                                                                   ========          ========

13. Legal Matters

The Society is involved in various pending or threatened legal proceedings arising out of the normal course of business.
Also, the Society has been named in civil litigation proceedings alleging inappropriate life insurance sales practices by the Society, which appear to be similar to claims asserted in class actions brought against many other life insurers.  These matters are sometimes referred to as market conduct lawsuits.  The Society believes it has substantial defenses to these actions and intends to assert them in the courts where the actions were filed.  While the ultimate resolution of such litigation cannot be predicted with certainty at this time, in the opinion of management such matters will not have a material adverse effect on the financial position or results of operations of the Society.

/1/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year. Inception date for the subaccounts is August 29, 2003.

/2/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year. Inception date for the subaccounts is August 29, 2003.

/3/ Total returns are not annualized for those subaccounts that have not been in existence for one full calendar year Inception date for the subaccounts is August 29, 2003.

PART C. OTHER INFORMATION

Item 27. Exhibits

Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

Exhibit                                                                                                                Filed
Number    Name of Exhibit                                                         Incorporated by Reference           Herewith
------------------------------------------------------------------------------------------------------------------------------
a)i)      Resolution of the Board of Directors of the Depositor
          authorizing the establishment of the Registrant                  Initial Filing dated July 10, 19973
a)ii)     Resolution of the Board of Directors of the Depositor               Post Effective Amendment #8 dated
          authorizing the name change of the Registrant to Thrivent                    August 29, 2002/1/
          Variable Life Account I
b         Custodian Agreement                                                                N/A
c)i)      Specimen of Distribution Agreement with Registered                  Post-Effective Amendment #9 dated
          Representatives                                                             October 29, 2002/1/
c)iii)    Form of Principal Underwriting Agreement                            Post-Effective Amendment #9 dated
                                                                                      October 29, 2002/1/
d)i)      Specimen Flexible Premium Variable Life Insurance Contracts                                                      X
d)ii)     Contract Riders and Endorsements                                  Initial Filing dated February 26, 2003
e)        Application Form                                                  Initial Filing dated February 26, 2003
f)i)      Articles of Incorporation of Depositor                              Post-Effective Amendment #9 dated
                                                                                      October 29, 2002/1/
f)ii)     Bylaws of Depositor                                               Initial Filing dated February 26, 2003
g         Contract Reinsurance                                              Initial Filing dated February 26, 2003
h)i)      Amended & Restated Participation Agmt betw Thrivent Financial,    Post-Effective Amendment #7 April 26,
          the Accts & the Fund dated 1/1/2002                                               2002/1/
h)ii)     Amended & Restated Participation Agmt betw Thrivent Financial,    Post-Effective Amendment #7 April 26,
          the Accts, Savings Plan, CMC & the Fund dated 1/1/2002                            2002/1/
i         Administrative Contracts                                                           N/A
j         Second Amended & Restated Transfer Agency Agreement dated          Post Effective Amendment #6 February
          12/12/00                                                                        26, 2001/1/
k         Opinion & Consent of Counsel                                                                                     X
l         Actuarial Opinion and Consent                                                                                    X
m         Calculation                                                                                                      X
n)i)      Consent of Independent Auditors- PricewaterhouseCoopers LLC                                                      X
n)ii)     Consent of Independent Auditors - Ernst & Young LLP                                                              X
o         Omitted Financial Statements                                                       N/A
p         Initial Capital Agreements                                                         N/A
q         Redeemability Exemption                                                                                          X
r)i)      Powers of Attorney - Richard E. Beumer, Dr. Addie J. Butler,        Post-Effective Amendment #8 to the
          John O. Gilbert, Gary J. Greenfield, Robert H. Hoffman, James     Registration Statement on Form N-6 of
          M. Hushagen, Richard C. Kessler, Richard C. Lundell, John P.        Thrivent Variable Life Account I,
          McDaniel, Paul W. Middeke, Bruce J. Nicholson, Robert B.         Registration No. 333-31011 dated August
          Peregrine, Paul D. Schrage, Dr. Kurt M. Senske, Dr. Albert K.                    29, 2002
          Siu, Lawrence W. Stranghoener, Roger G. Wheeler, Thomas R.
          Zehader, and Randall L. Boushek
r)ii)     Power of Attorney  -  Adrian M. Tocklin                           Initial Filing dated February 26, 2003

/1/ Incorporated by reference from the specified filing for the Thrivent Variable Life Account I File No. 333-31011.

Item 28. Directors and Officers of the Depositor

The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below (address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415 unless otherwise indicated):

Name and Principal                                              Positions and Offices
Business Address                                                with Depositor
---------------------------------------------------------------------------------------------------------------------
John O. Gilbert                                                 Chairman of the Board

Bruce J. Nicholson                                              Director, President & CEO

Richard E. Beumer                                               Director
Formerly Vice Chairman
Jacobs Engineering Group, Inc.
13013 Wheatfield Farm Road
Town & Country, MO 63141

Dr. Addie J. Butler                                             Director
Community College of Philadelphia
Philadelphia, PA 19130

Gary J. Greenfield                                              Director
Formerly President
Wisconsin Lutheran College
668 N 77th Street
Wauwatusa, WI 53213

Robert H. Hoffman                                               Director
Vice President, Communication Division
Taylor Corporation
1725 Roe Crest Drive
P.O. Box 3728
North Mankato, MN 56002-3728

James M. Hushagen                                               Director
Eisenhower & Carlson, PLLC
1201 Pacific Avenue, Suite 1200
Tacoma, WA 98402

Richard C. Kessler                                              Director
7380 Sand Lake Road, Suite 1200
Orlando, FL 32819

Richard C. Lundell                                              Director
7341 Dogwood
Excelsior, MN  55331

John P. McDaniel                                                Director
MedStar Health
5565 Sterrett Place
Columbia, MD  21044

Paul W. Middeke                                                 Director
The Lutheran Church - Missouri Synod
Worker Benefit Plans
1333 South Kirkwood Road
St. Louis, MO 63122

Robert B. Peregrine                                             Director
President
Peregrine & Roth, S.C.
633 West Wisconsin Avenue
Milwaukee, WI 53203-1960

Paul D. Schrage                                                 Director
Formerly Sr. Exec. Vice President &
Chief Marketing Officer
McDonald's Corporation
42237 N. 112th Place
Scottsdale, AZ  85262

Dr. Kurt M. Senske                                              Director
Lutheran Social Services
408 West 45 Street
Austin, TX  78746

Dr. Albert K. Siu                                               Director
gile@dlearing
23 North Gate Road
Mendham, NJ 07945

Adrian M. Tocklin                                               Director
4961 Bacopa Lane South, #801,
St. Petersburg, FL  33715-2641

Roger G. Wheeler                                                Director
Formerly President
Wheel-Air Charter, Inc.
6109 West 104th Street
Bloomington, MN 55438

Rev. Thomas R. Zehnder                                          Director
Formerly Pastor
King of Glory Lutheran Church
4897 Longhill Road
Williamsburg, VA  23188

Woodrow E. Eno, Esq.                                            Senior Vice President, Secretary and General Counsel

Fred Ohlde                                                      Senior Vice President
4321 North Ballard Road
Appleton, WI  54919

Jon M. Stellmacher                                              Executive Vice President
4321 North Ballard Road
Appleton, WI  54919

James H. Abitz                                                  Senior Vice President and Chief Investment Officer

Robert G. Same                                                  Vice President, Chief Compliance Officer and
222 W. College Avenue                                           Deputy General Counsel
Appleton, WI  54919

John E. Hite                                                    Deputy Chief Compliance Officer

Jennifer H. Martin                                              Senior Vice President

Lawrence W. Stranghoener                                        Executive Vice President & Chief Financial Officer

James A. Thompsen                                               Senior Vice President

Pamela J. Moret                                                 Executive Vice President

Randall L. Boushek                                              Senior Vice President and Treasurer

Larry A. Robbins                                                Senior Vice President and Chief Information Officer

Nikki L. Sorum                                                  Senior Vice President

Item 29. Persons Controlled by or Under Common Control with Depositor or Registrant

Registrant is a separate account of Depositor, established by the Board of Directors of the Depositor (then AAL) in 1998, pursuant to the laws of the State of Wisconsin. The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons. On January 1, 2002, AAL ( the original Depositor) and Lutheran Brotherhood ("LB") merged creating the largest fraternal benefit society in the United States. Now the merged organization is Thrivent Financial for Lutherans (Thrivent Financial). Thrivent Financial continues to provide high quality insurance coverage, financial products, services, and fraternal benefits to help enhance the lives of its members. Thrivent Financial operates under the laws of the State of Wisconsin and controls the following wholly-owned direct and indirect subsidiaries: (a) Thrivent Financial Holdings, Inc., a Delaware corporation that is a holding company that has no independent operations; (b) Thrivent Investment Management Inc., a Delaware corporation that is a registered adviser and broker-dealer; (c) Thrivent Financial Bank, a federally chartered bank, (d) North Meadows Investment Ltd., a Wisconsin corporation organized for the purpose of holding and investing in real estate, (e) Thrivent Service Organization, Inc., a Wisconsin corporation that owns bank account withdrawal authorizations; (f) Thrivent Life Insurance Company, a Minnesota corporation stock life insurance company that markets variable products; (g) Thrivent Property & Casualty Insurance Agency, Inc., a Minnesota corporation that markets auto and homeowners insurance products, (h) Thrivent Financial Investor Services Inc.., a Pennsylvania corporation and the transfer agent for the Lutheran Brotherhood Family of Funds; and (i) Field Agents' Brokerage Company, a Minnesota corporation that is a licensed life and health insurance agency. Financial statements of Thrivent Financial will be filed on a consolidated basis with regard to each of the foregoing entities.

                                                            --------------------------------------
Parent Company                                                Thrivent Financial for Lutherans
                                                                      (Wisconsin corp.)

                                                            --------------------------------------
Holding Company                                                      Thrivent Financial
                                                                       Holdings, Inc.
                                                                      (Delaware corp.)

                    --------------------------------------- -------------------------------------- ---------------------------------
Wholly-owned         Thrivent Investment Management Inc.           Thrivent Financial Bank          North Meadows Investment Ltd.
subsidiaries of                (Delaware corp.)                       (Federal charter)                   (Wisconsin corp.)
Thrivent Financial
Holdings, Inc.      --------------------------------------- -------------------------------------- ---------------------------------
                     Thrivent Service Organization, Inc.       Thrivent Life Insurance Company       Thrivent Property & Casualty
                              (Wisconsin corp.)                       (Minnesota corp.)                 Insurance Agency, Inc.
                                                                                                          (Minnesota corp.)
                    --------------------------------------- -------------------------------------- ---------------------------------
                       Field Agents' Brokerage Company           Thrivent Financial Investor
                              (Minnesota corp.)                         Services Inc.
                                                                    (Pennsylvania corp.)
                    --------------------------------------- --------------------------------------

Item 30. Indemnification

Section 33 of Depositor's Bylaws, filed as an Exhibit to this Registration Statement, Section E, subsection (viii) of Article Seventh of the Fund's Articles of Incorporation and Article X of the Fund's Bylaws, and Section Eight of Thrivent Investment Management's Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Fund, and Thrivent Investment Management of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management, unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.

In addition, Section 3 of the Investment Advisory Agreement between the Fund and Thrivent Investment Management contains a provision in which the Fund and Thrivent Investment Management mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Sections 14 of the Transfer Agency Agreement between the Fund and Thrivent Financial provide that each party shall indemnify the other for certain liability. Section 14 states that Thrivent Financial shall act in good faith and use best efforts within reasonable limits to ensure the accuracy of the services performed for the Fund, but assumes no responsibility for loss or damage due to errors. However, Thrivent Financial will hold the Fund harmless from all loss, cost damage and expense, including reasonable attorney's fees, incurred by the Fund as a result of Thrivent Financial's gross negligence, bad faith, or willful misfeasance or by reason of its reckless disregard of its obligations and duties under the Agreement, or that of its officers, agents and employees. The Fund shall indemnify and hold Thrivent Financial harmless for all loss, cost damage and expense resulting from the performance of its duties, unless due to the gross negligence, bad faith, willful misfeasance or reckless disregard of its obligations on the part of Thrivent Financial, its officers, employees and agents.

Section 8 of the Participation Agreement between Thrivent Financial, the Accounts and the Fund contains a provision in which the Fund and Thrivent Financial mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Participation Agreement between Thrivent Financial, the Thrivent Financial Savings Plan, Thrivent Investment Management and the Fund contains a provision in which the Fund and Thrivent Financial mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Section 8 of the Principal Underwriting and Servicing Agreement between Thrivent Financial and Thrivent Investment Management contains a provision in which Thrivent Financial and Thrivent Investment Management mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney's fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party's gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund or Thrivent Investment Management of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund or Thrivent Investment Management will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter

  Thrivent Investment Management, the principal underwriter of the contracts, is also the distributor of the shares of The AAL Mutual Funds, a Massachusetts Business Trust offering a series of individual funds and the Lutheran Brotherhood Family of Funds, a Delaware Business Trust. The AAL Mutual Funds and the Lutheran Brotherhood Family of Funds are open-end management investment companies. Thrivent Investment Management is also a registered investment adviser for the aforementioned mutual funds.

  The directors and principal officers of Thrivent Investment Management are set out below. Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue South, Minneapolis, MN 55415.
Name and Principal                                                   Positions and Offices
Business Address                                                     with Underwriter
----------------------------------------------------------------------------------------------------------------------------
John O. Gilbert                                                      Chairman & Director

Bruce J. Nicholson                                                   President & Director

Woodrow E. Eno                                                       Director, Senior Vice President, General Counsel and Secretary

James H. Abitz                                                       Senior Vice President and Chief Investment Officer
222 West College Avenue
Appleton, WE  54919-007

Robert G. Same                                                       Vice President and Chief Compliance Officer
222 West College Avenue
Appleton, WI  54919-007

Lawrence W. Stranghoener                                             Director and Senior Vice President

Pamela J. Moret                                                      Director and Senior Vice President

Jon M. Stellmacher                                                   Director and Senior Vice President
4321 North Ballard Road
Appleton, WI  54919

James A. Thomsen                                                     Director and Senior Vice President

Randall L. Boushek                                                   Senior Vice President

James E. Nelson                                                      Vice President & Asst. Secretary

Jeffery R. Kargus                                                    Vice President and Chief Financial Officer

Thomas R. Mischka                                                    Vice President and Anti-Money Laundering Officer
4321 North Ballard Road
Appleton, WI  54919

John E. Hite                                                         Vice President and Chief Compliance Officer

c. Not Applicable.

Item 32. Location of Accounts and Records

The accounts and records of Registrant are located at the offices of the Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota, 55415, 4321 North Ballard Road, Appleton, Wisconsin, 54919, and 222 West College Avenue, Appleton, Wisconsin, 54911.

Item 33. Management Services

Not Applicable.

Item 34. Fee Representation

Depositor represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this initial registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis and State of Minnesota on this 15th day of December, 2003.

                                                           THRIVENT VARIABLE LIFE ACCOUNT I
                                                           (Registrant)
                                                 By:       Thrivent Financial for Lutherans
                                                           (Depositor, on behalf of itself and Registrant)

                       *                                   President and Chief Executive Officer
------------------------------------------------
Bruce J. Nicholson                                         (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed below by the following persons in the capacities and on the dates indicated:

                       *                                   President and Chief Executive Officer
------------------------------------------------
Bruce J. Nicholson                                         (Principal Executive Officer)

                                                           Executive Vice President and Chief Financial
                       *                                   Officer
------------------------------------------------
Lawrence W. Stranghoener                                   (Principal Accounting Financial Officer)

All of the Board of Directors:

Richard E. Beumer                               Richard C. Kessler                            Paul D. Schrage
Dr. Addie J. Butler                             Richard C. Lundell                            Dr. Kurt M. Senske
John O. Gilbert                                 John P. McDaniel                              Dr. Albert Siu
Gary J. Greenfield                              Paul W. Middeke                               Adrian M. Tocklin
Robert H. Hoffman                               Bruce J. Nicholson                            Roger G. Wheeler
James M. Hushagen                               Robert B. Peregrine                           Rev. Thomas R. Zehnder

Brett L. Agnew, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors and officers of Thrivent Financial for Lutherans pursuant to powers of attorney duly executed by such persons.

/s/ Brett L. Agnew                                                                               December 15, 2003
---------------------------------------------------
Brett L. Agnew
Attorney-in-Fact

THRIVENT VARIABLE LIFE ACCOUNT I

INDEX TO EXHIBITS

The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 27 of Part C for exhibits not listed below.

Exhibit Number   Name of Exhibit
--------------   ---------------
d)i)             Specimen Flexible Premium Variable Life Insurance Contracts
k                Opinion & Consent of Counsel
l                Actuarial Opinion and Consent
m                Calculations
n)i)             Consent of Independent Auditors - PricewaterhouseCoopers LLC
n)ii)            Consent of Independent Auditors - Ernst & Young
q                Redeemability Exemption